Exhibit 99.1

EQUINOX GOLD

TSX: EQX
NYSE-A: EQX

Annual Information Form

For the Year Ended
December 31, 2019

May 13, 2020

Annual Information Form

Table of Contents

IMPORTANT INFORMATION ABOUT THIS DOCUMENT	1

CORPORATE STRUCTURE	5

GENERAL DEVELOPMENT OF THE BUSINESS	7

DESCRIPTION OF THE BUSINESS	13

MINERAL PROJECTS	16

Los Filos Mine Complex	18

Aurizona Mine	38

Mesquite Mine	51

Fazenda Mine	62

RDM Mine	71

Pilar Mine	80

Castle Mountain Mine	93

Santa Luz Project	108

CAPITAL STRUCTURE	124

DIVIDENDS	124

MARKET FOR SECURITIES	124

DIRECTORS AND EXECUTIVE OFFICERS	125

CONFLICT OF INTEREST	131

RISKS RELATED TO OUR BUSINESS	131

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	149

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	149

TRANSFER AGENTS AND REGISTRAR	150

MATERIAL CONTRACTS	150

INTEREST OF EXPERTS	150

ADDITIONAL INFORMATION	151

GLOSSARY OF TERMS	151

APPENDIX A – AUDIT COMMITTEE CHARTER	A-1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2019

IMPORTANT INFORMATION ABOUT THIS DOCUMENT

This annual information form (AIF) provides important information about Equinox Gold Corp. (Equinox Gold). It describes among other things, Equinox Gold’s business, including its history, its operations and development projects, its Mineral Reserves and Mineral Resources, sustainability commitments, the regulatory environment in which it operates, the risks it faces, and the market for its products.

In this AIF, except as otherwise required by the context, references to “Equinox Gold”, the “Company”, “our” and “we” mean Equinox Gold Corp. and its subsidiaries, collectively.

Date of Information

Unless otherwise stated, all information in this AIF is provided as at December 31, 2019 and is in reference to Equinox Gold prior to the completion of the Leagold Transaction (as defined herein) and integration of the acquired operations.

Reporting Currency and Financial Information

Unless otherwise specified, all references to dollar amounts or $ or USD are United States dollars. Any references to CAD or C$ mean Canadian dollars.

All financial information presented in this AIF was prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Non-IFRS Measures

Equinox Gold has presented certain non-IFRS measures in this document, as more particularly described below. Equinox Gold believes these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Please see the information under the heading Non-IFRS Measures in Equinox Gold’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2019, which section is incorporated by reference herein, for a reconciliation of total cash costs and all-in sustaining costs (AISC).

Share Capital

In August 2019 the Company completed a consolidation of its outstanding common shares (Common Shares) on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares (the Consolidation). In connection with the Consolidation, the exercise and conversion prices of the Company’s convertible securities were adjusted accordingly and have been reported in this document on an as adjusted basis, unless stated otherwise.

Glossary of Terms

The glossary of terms under the heading Glossary of Terms in this AIF contains definitions of certain scientific or technical terms used in this AIF that might be useful for your understanding of this document.

Conversion Table

In this AIF metric units are used with respect to all our mineral properties, unless otherwise indicated. Conversion rates from imperial measures to metric units and from metric units to imperial measures are provided in the table below.

Imperial Measure	=	Metric Unit	Metric Unit	=	Imperial Measure
2.47 acres		1 hectare	0.4047 hectares		1 acre
3.28 feet		1 metre	0.3048 metres		1 foot
0.62 miles		1 kilometre	1.609 kilometres		1 mile
0.032 ounces (troy)		1 gram	31.1 grams		1 ounce (troy)
1.102 tons (short)		1 tonne	0.907 tonnes		1 ton (short)
0.029 ounces (troy)/ton (short)		1 gram/tonne	34.28 grams/tonne		1 ounce (troy)/ton (short)
2,204.62 pounds		1 tonne	0.00045 tonnes		1 pound

Cautionary Notes and Forward-Looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements and forward-looking information in this AIF relate to, among other things: the duration, extent and other implications of the novel corona virus (COVID-19) and any related restrictions and suspensions with respect to our operations, the strategic vision for the Company and expectations regarding expanding production capabilities and future financial or operational performance, Equinox Gold’s production and cost guidance; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “will”, “advancing”, “strategy”, “plans”, “budget”, “anticipated”, “expected”, “estimated”, “target”, “objective” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, “should”, “will be taken” or “be achieved”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for gold remaining as estimated; development at Los Filos, Castle Mountain, Santa Luz and Aurizona being completed and performed in accordance with current expectations; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; the Company’s Mineral Reserve and Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled development and production; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company’s ability to comply with environmental, health and safety laws. The Company’s previously announced guidance is included in this AIF and does not account for any possible adverse effects of COVID-19 to the Company’s business and results of operations. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this AIF.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this AIF and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company’s MD&A dated February 28, 2020 for the year-ended December 31, 2019, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/EDGAR. Forward-looking statements and information are designed to help readers understand management’s views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation and does not intend to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this AIF are expressly qualified in their entirety by this cautionary statement.

Scientific and Technical Information

Unless otherwise stated, the technical disclosure in this AIF is derived from and in some instances is an extract from, the technical reports (collectively, the Technical Reports) prepared for those properties in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101). The summaries of the Technical Reports contained herein do not purport to be complete summaries of the Technical Reports and are subject to all the assumptions, qualifications and procedures set out in the Technical Reports and are qualified in their entirety with reference to the full text of the Technical Reports. Each of the authors of the Technical Reports is independent of the Company within the meaning of NI-43-101 and is a “Qualified Person”, as such term is defined in NI 43-101.

The Technical Reports are as follows:

1.

the technical report for the Los Filos Mine Complex (Los Filos) entitled “Independent Technical Report for the Los Filos Mine Complex, Mexico”, dated March 11, 2019 and having an effective date of October 31, 2018, (the Los Filos Technical Report). The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Gilles Arseneau, P.Geo., Eric Olin, RM-SME, Tim Olson, FAusIMM, Neil Winkelmann, FAusIMM and the late Maritz Rykaart, P.Eng., each of whom is, and in the case of Mr. Rykaart, was, employed by SRK Consulting (Canada) Inc. or an affiliate thereof; Neil Lincoln, P.Eng. of Lycopodium Minerals Canada Ltd.; and David Nicholas, P.E. of Call and Nicholas Inc.;

2.	the technical report for the Aurizona Gold Mine (Aurizona) entitled “Technical Report on the Aurizona Gold Mine”, dated April 27, 2020 and having an effective date of January 24, 2020 (the Aurizona

Technical Report) prepared by AGP Mining Consultants Inc. (AGP). The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Eleanor Black, P.Geo. and Trevor Rabb, P.Geo, of Equity Exploration Consultants Ltd. and Neil Lincoln, P.Eng. and Gordon Zurowski, P.Eng. of AGP;

3.

the technical report for the Mesquite Gold mine (Mesquite) entitled “Technical Report on the Mesquite Gold Mine, California, U.S.A”, dated April 27, 2020 and having an effective of December 31, 2019, (the Mesquite Technical Report) prepared by AGP. The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Bruce Davis, FAusIMM of BD Resource Consulting, Inc.; Nathan Robison, PE, of Robison Engineering Company; Ali Shahkar, P.Eng., of Lions Gate Geological Consulting Inc.; Robert Sim, P.Geo. of SIM Geological Inc.; Jefferey Woods, SME MMAS, of Woods Process Services LLC; and Gordon Zurowoski, P.Eng. of AGP;

4.

the technical report for the Fazenda Gold Mine (Fazenda) entitled “Technical Report on the Fazenda Brasileiro Mine, Bahia State, Brazil”, dated March 26, 2020 with an effective date as of May 31, 2018, (the Fazenda Technical Report). The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Mark B. Mathisen, C.P.G., Hugo M. Miranda, MBA, ChMC (RM), Robert L. Michaud, P.Eng. and A. Paul. Hampton, P.Eng., each of Roscoe Postle Associates Inc. (RPA);

5.

the technical report for the RDM Gold Mine (RDM) entitled “Technical Report on the Riacho dos Machados Gold Mine, Minas Gerais, Brazil”, dated March 27, 2020 with an effective date of May 31, 2018, (the RDM Technical Report). The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Hugo M. Miranda, MBA, ChMc (RM), Mark B. Mathisen, C.P.G. and Kathleen A. Altman, Ph.D., P.E., each of RPA;

6.

the technical report for the Castle Mountain Gold Mine (Castle Mountain) entitled “NI 43-101 Technical Report on the Preliminary Feasibility Study for the Castle Mountain Project, San Bernardino County, California, USA”, dated effective July 16, 2018, (the Castle Mountain Technical Report). The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Timothy D. Scott, SME RM, of KCA; Todd Wakefield, SME RM, of Mine Technical Services Ltd.; Don Tschabrun, SME RM, of MTS; and Terre Lane, MMSA, SME RM, of Global Resource Engineering;

7.

the technical report for the Santa Luz Project (Santa Luz) entitled “Technical Report on the Santa Luz Project, Bahia State, Brazil”, dated March 23, 2020 with an effective date of October 22, 2018, (the Santa Luz Technical Report). The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Mark B. Mathisen, C.P.G., Hugo M. Miranda, MBA, ChMC (RM), Robert L. Michaud, P.Eng. and Richard Addison, P.E., each of RPA; and

8.

the technical report for the Pilar operations (Pilar) entitled “Technical Report on the Pilar Operations, Goiás State, Brazil” dated March 26, 2020 and having an effective date of May 31, 2018 (the Pilar Technical Report). The Qualified Persons who prepared or supervised the preparation of the information contained in the report are Mark B. Mathisen, C.P.G., Philip A. Geusebroek, P.Geo., Hugo M. Miranda, MBA, ChMC(RM), Robert L. Michaud, P.Eng., and A. Paul Hampton, P.Eng., each of RPA.

All of the Technical Reports are available for download on the Company’s website at www.equinoxgold.com. The Los Filos Technical Report is available for download on the SEDAR profile of Leagold Mining Corporation (Leagold) at www.sedar.com.    All of the other technical reports are available for download on Equinox Gold’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/EDGAR.

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources

Information regarding reserve and resource estimates has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this AIF are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards

for Mineral Resources & Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies. U.S. investors are cautioned not to assume that all or any part of an inferred Mineral Resource exists or is economically or legally mineable. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

CORPORATE STRUCTURE

Incorporation

Equinox Gold is a company incorporated under the British Columbia Business Corporations Act (the BCBCA) on March 23, 2007, as “Waterloo Resources Ltd.” Subsequently the Company’s name was changed as follows:

From	To	Date	Reason for Name Change

Waterloo Resources Ltd.	Lowell Copper Ltd.	July 9, 2013	Reverse take-over transaction

Lowell Copper Ltd.	JDL Gold Corp.	October 6, 2016	Plan of arrangement[1] between Lowell Copper Ltd., Gold Mountain Mining Corporation and Anthem United Inc.

JDL Gold Corp.	Trek Mining Inc.	March 30, 2017	Plan of arrangement[1] between JDL Gold Corp. and Luna Gold Corp. (the Luna Combination)

Trek Mining Inc.	Equinox Gold Corp.	December 22, 2017	Plan of arrangement[1] between Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp. (Newcastle-Anfield Transaction)

Note:

1.	Court approved plan of arrangement pursuant to the BCBCA.

Equinox Gold’s head and registered offices are located at Suite 1501 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

Effective March 10, 2020, Equinox Gold is a reporting issuer or the equivalent in all of the provinces and territories of Canada. Equinox Gold’s Common Shares are listed and traded on the Toronto Stock Exchange (TSX) and NYSE American Stock Exchange (NYSE American) under the symbol “EQX”. Certain of the Equinox Gold warrants are listed and traded on the TSX under the symbol “EQX.WT” and traded on the OTC Markets under the symbol “EQXWF”. Equinox Gold’s fiscal year end is December 31.

Subsidiaries

The following chart illustrates the Company’s principal subsidiaries as at the date of this AIF together with the jurisdiction of incorporation or organization of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company, as well as the Company’s mines and development projects. Unless indicated otherwise, each subsidiary is 100% owned by the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Business of Equinox Gold

Equinox Gold is a growth-focused mining company executing on its strategy of becoming a diversified multi-asset gold producer. The Company is principally engaged in the operation, development and exploration of gold projects. The Company is growing quickly, advancing from a single-asset development staged company in March 2017 to having two producing gold mines and a third in construction at the end of 2019. In March 2020, Equinox Gold combined its business with Leagold, adding four producing gold mines, a development project and an expansion project to the Company’s asset portfolio. All of the Company’s mining assets are located in the Americas, with two properties in the USA, one in Mexico and five in Brazil.

Following completion of the transaction with Leagold, Equinox Gold’s material producing assets are Los Filos in Guerrero State, Mexico, Aurizona in Maranhão State, Brazil, Mesquite in California State, USA, Fazenda in Bahia State, Brazil, and RDM in Minas Gerais State, Brazil. The development-stage material assets are Castle Mountain in California State, USA, and Santa Luz in Bahia State, Brazil that is currently on care and maintenance while the Company finalizes plans to restart operations. Los Filos, Aurizona, Mesquite, Fazenda, RDM, Castle Mountain and Santa Luz are all 100% owned by the Company and together referred to as the “Equinox Gold Projects”. Equinox Gold also has 100% ownership of Pilar in Goiás State, Brazil. Pilar is a producing mine but not considered a material project. An expansion project is underway at Los Filos and Equinox Gold is reviewing the potential for a Phase 2 expansion at Castle Mountain and development of an underground mine at Aurizona.

Equinox Gold produced 201,018 ounces of gold in 2019. The Company released production guidance on March 31, 2020 of 540,000 to 600,000 ounces of gold in 2020. The guidance reflects the Company’s production expectations for the full calendar year for Aurizona, Mesquite and Castle Mountain, and expectations for Los Filos, Fazenda, RDM, Pilar and Santa Luz for the period commencing March 10, 2020, the closing date of the Leagold Transaction (as defined herein). Guidance is the Company’s expectations without consideration for potential COVID-19 related impacts (ex-COVID) and is intended to provide baseline estimates from which investors could assess the Company’s expectations for its expanded asset base. The Company may revise its expectations during the year to reflect changes to expected results, including from current and potential effects on operations related to the COVID-19 pandemic, and will provide updated guidance as practical.

Three Year History

Year Ended December 31, 2017

In January 2017, Equinox Gold graduated from Tier 2 issuer status to Tier 1 issuer status on the TSX-V and changed its auditor from Grant Thornton LLP to KPMG LLP.

In March 2017, Equinox Gold completed the Luna Combination to become Trek Mining Inc. pursuant to the completion of a court approved plan of arrangement under the BCBCA. Pursuant to the arrangement agreement dated February 1, 2017 (the Luna Arrangement Agreement) between Luna Gold Corp. (Luna) and Equinox Gold, each common share of Luna was exchanged, on a pre-Consolidation basis, for 1.105 Common Shares. In connection with the Luna Combination, Equinox Gold completed a private placement financing for, on a pre-consolidation basis, 41,709,586 units at a price of C$2.00 per unit for gross proceeds of C$83.4 million. Each unit was comprised of one common share and one warrant, where each warrant entitles its holder to acquire one common share at an exercise price of C$3.00 per share (C$15.00 per share on a post-Consolidation basis) with an expiry date of October 6, 2021.

In July 2017 Equinox Gold completed a feasibility study for Aurizona. The feasibility study, based on a new mine plan and updated Mineral Reserve estimate, outlined the design of an open-pit gold mine with an initial 6.5-year mine life producing on average approximately 136,000 ounces of gold per year with average AISC of $754 per ounce. A NI 43-101 compliant technical report summarizing the results of the feasibility study was subsequently filed on August 10, 2017.

In November 2017, Equinox Gold announced that it had received the License to Install, or LI Permit for Aurizona, authorizing Equinox Gold to complete the construction activities required to re-commence production at the mine.

In December 2017, Aurizona Goldfields Corporation, a wholly-owned subsidiary of Equinox Gold, entered into a definitive credit agreement with Sprott Private Resource Lending (Collector), LP (Sprott) to provide an $85 million secured project credit facility (the First Sprott Facility) to be used for the development, construction and working capital requirements of Aurizona. The First Sprott Facility had a five-year term, incurred interest at an annual rate of 7% plus the greater of US 3-month LIBOR or 1% and was to be repaid in quarterly installments commencing in September 2019 and ending in September 2022. The First Sprott Facility was repaid in full in April 2019 as described further in the section entitled Three Year History - Year Ended December 31, 2019. In connection with the First Sprott Facility, Equinox Gold issued to Sprott, on a pre-Consolidation basis, 8 million warrants with a five-year term with 1 million warrants having an exercise price of C$1.01 (C$5.05 on a post-Consolidation basis) and 7 million warrants having an exercise price of C$1.06 (C$5.30 on a post-Consolidation basis), and agreed to pay to Sprott a production payment of $20 per gold ounce on 75% of the first 400,000 ounces of gold produced from Aurizona. This production linked payment was terminated as described further in the section entitled Three Year History - Year Ended December 31, 2019.

In December 2017, Equinox Gold also completed the NewCastle-Anfield Transaction to become Equinox Gold pursuant to a court approved plan of arrangement under the BCBCA. Pursuant to the arrangement agreement dated October 25, 2017 between NewCastle Gold Ltd. (NewCastle), Anfield Gold Corp. (Anfield) and Equinox Gold, each common share of NewCastle was exchanged for 0.873 Common Shares and each common share of Anfield was exchanged for 0.407 Common Shares. In total, Equinox Gold issued on a pre-Consolidation basis, 226.8 million Common Shares to NewCastle and Anfield shareholders, and outstanding NewCastle and Anfield convertible securities were adjusted in accordance with the appropriate exchange ratio.

In conjunction with the NewCastle-Anfield Transaction, Ross Beaty was appointed Chairman of the Equinox Gold Board of Directors (the Board).

Year Ended December 31, 2018

In early January 2018, the Board approved the start of full-scale construction at Aurizona. Later that month Equinox Gold announced that Pacific Road Resources Funds (Pacific Road) had provided notice to Equinox Gold of the exercise of Pacific Road’s non-dilution rights in connection with the NewCastle-Anfield Transaction pursuant to a pre-existing investment agreement dated May 7, 2015. Equinox Gold subsequently issued, on a pre-Consolidation basis, 21 million Common Shares to Pacific Road for total consideration of $15.2 million.

In July 2018, Equinox Gold completed a pre-feasibility study for Castle Mountain. The pre-feasibility study outlined the design of a two-phase low-cost heap leach and mill gold mine with 3.6 million ounces of gold reserves that will produce 2.8 million ounces of gold over a 16-year mine life. A NI 43-101 compliant technical report summarizing the results of the pre-feasibility study was subsequently filed in late August 2018.

In early August 2018, Equinox Gold completed the spinout of its copper assets into a newly incorporated subsidiary named Solaris Copper Inc., now Solaris Resources Inc. (Solaris), by way of a court approved plan of arrangement under the BCBCA. Prior to closing of the arrangement, Equinox Gold completed an internal reorganization whereby certain assets of Equinox Gold were transferred to Solaris. Prior to the internal reorganization, Equinox Gold held the only issued and outstanding Solaris shares. Pursuant to the arrangement agreement dated June 20, 2018 between Solaris and Equinox Gold, Equinox Gold shareholders received: (i) one new Common Share in exchange for each Common Share; and (ii) one-tenth of a Solaris common share for each Common Share held. Equinox Gold warrants, options and restricted share units were also adjusted pursuant to the arrangement. Following completion of the transaction, Equinox Gold had ownership and control over 29,775,514 Solaris shares, representing 40% of the issued and outstanding Solaris shares, with the remainder held by Equinox Gold shareholders.

In August 2018 AngloGold Ashanti Holdings plc (AngloGold) terminated the earn-in joint venture at Equinox Gold’s Aurizona greenfields concessions in Brazil. As such, Equinox Gold retained its 100% interest in the greenfield concessions and received all exploration data acquired through AngloGold’s exploration activities.

In late August 2018, Equinox Gold completed the sale of its interest in the Koricancha Mill in Peru to Inca One Gold Corp. (Inca One) for gross consideration of $12.1 million, payable in:

●	51.3 million common shares of Inca One (representing a 19.99% interest) valued at $2.0 million;

●	A $6.8 million promissory note payable in (i) three annual installments of $1.9 million in cash or shares of Inca One, and (ii) one installment of $1.1 million in cash two years from closing; and

●	Certain working capital adjustments estimated at $1.1 million payable in cash to Equinox Gold within three years from closing and certain additional recoverable taxes as collected.

In connection with the transaction, a 3.5% stream on gold production from Koricancha was extinguished with payment to the stream holder of: (i) 51.3 million common shares of Inca One valued at $2.0 million and issued directly to the stream holder by Inca One; and (ii) $1.9 million in cash two years from closing to be paid by Equinox

Gold to the stream holder. Equinox Gold also granted to the stream holder a put option, which, if exercised, would require Equinox Gold to purchase from the stream holder the above-mentioned Inca One shares issued on settlement of the stream at a price of C$0.068 per Inca One common share. The put option is exercisable from August 21, 2021 until such time as all of the Inca One shares have either been put back to Equinox Gold or sold by the stream holder. Exercise of the put option is subject to Equinox Gold not owning more than 19.99% of Inca One subsequent to such exercise.

In October 2018, Equinox Gold completed its acquisition of Mesquite (the Mesquite Mine Acquisition). Pursuant to the share purchase agreement dated September 19, 2018 between Equinox Gold’s wholly-owned US subsidiary, Solius Acquireco Inc. (Solius Acquireco), Equinox Gold and New Gold Inc. (New Gold), Equinox Gold acquired all of the outstanding shares of New Gold Mesquite Inc., a subsidiary of New Gold, for cash consideration of $158 million subject to certain post-closing adjustments.

In conjunction with the Mesquite Mine Acquisition, Equinox Gold closed brokered and non-brokered private placements of subscription receipts at a price of C$0.95 per subscription receipt (on a pre-Consolidation basis) for aggregate gross proceeds of approximately $75 million (the Mesquite Private Placements). The brokered private placement consisted of, on a pre-Consolidation basis, 34,215,000 subscription receipts issued pursuant to an underwriting agreement entered into with a syndicate of banks (the Mesquite Underwriting Agreement). The non-brokered private placement financing consisted of, on a pre-Consolidation basis, 68,416,603 subscription receipts issued to investors. The subscription receipts were created pursuant to a subscription receipt agreement dated October 12, 2018 among Equinox Gold, Scotia Capital Inc., BMO Nesbitt Burns Inc. and Computershare Trust Company of Canada. Each subscription receipt entitled the holder to receive automatically one Common Share upon closing of the Mesquite Mine Acquisition. In connection with the Mesquite Underwriting Agreement, Equinox Gold paid to the underwriters a cash fee of approximately 5% of gross proceeds of the bought deal private placement. In connection with the non-brokered private placement, Equinox Gold paid fees totalling approximately $566,000 to certain arm’s length finders.

Ross Beaty invested C$13 million in the Mesquite Private Placements to purchase, on a pre-Consolidation basis, an additional 13,684,211 subscription receipts, each of which converted to one Common Share upon closing of the Mesquite Mine Acquisition.

In order to finance the Mesquite Mine Acquisition Equinox Gold secured, in addition to the Mesquite Private Placements, (i) a $100 million acquisition credit facility (the Scotia Facility) pursuant to a credit agreement dated October 30, 2018 between Solius Acquireco and a syndicate of lenders led by The Bank of Nova Scotia (the Scotia Credit Agreement); and (ii) a $20 million credit facility (the Second Sprott Facility) pursuant to a credit agreement dated October 30, 2018 between Equinox Gold and Sprott. The Scotia Facility had a four-year term, incurred interest at an annual rate of 3.75% plus US 3-month LIBOR for the first six months, with such rate fluctuating thereafter based on a leverage ratio. The Scotia Facility was to be repaid in equal quarterly installments commencing six months after the closing date. The Scotia Facility was subsequently converted to the Revolving Credit Facility (as defined herein), and was subsequently repaid in full in 2019, all as further described in the sections entitled Three Year History - Year Ended December 31, 2019 and Three Year History - Recent Developments. The Second Sprott Facility had a 4.25-year term, incurred interest at an annual rate of 6.50% plus the greater of US 3-month LIBOR or 1.50% and was to be repaid in quarterly installments commencing on December 31, 2020. In connection with the Second Sprott Facility, Equinox Gold issued to Sprott, on a pre-Consolidation basis, 1.75 million Common Shares, and was required to amend the First Sprott Facility to provide for the issuance to Sprott of 875,000 common share purchase warrants at an exercise price of C$1.14 (C$5.70 on a post-Consolidation basis) for a term of 4.25 years. The Second Sprott Facility was repaid in full in April 2019 as described further in the section entitled Three Year History - Year Ended December 31, 2019.

Year Ended December 31, 2019

In April 2019, Equinox Gold closed a strategic investment with Mubadala Investment Company (Mubadala), the Government of Abu Dhabi’s sovereign wealth fund, whereby Mubadala purchased $130 million of convertible notes (the Notes) from Equinox Gold. The Notes have a 5-year term, bear interest at a fixed rate of 5% per year payable quarterly in arrears, and are convertible at the holder’s option into Common Shares at a fixed conversion price of $1.05 ($5.25 on a Post-Consolidation basis). The Mubadala investment contemplates the potential issuance, on a post-Consolidation basis, of up to 24.7 million Common Shares, should the Notes be converted in full. Of the total gross proceeds of $130 million, $120 million was immediately available at closing and used to re-pay in full the $85 million First Sprott Facility and the $20 million Second Sprott Facility, to terminate the associated Aurizona production-linked payment obligation to Sprott and for certain other transaction fees and expenses. Remaining proceeds from the Notes were released to the Company in late June 2019 upon the achievement of certain conditions. The Company and the holder of the Notes have certain early redemption and other rights as more particularly described in the Notes and associated debenture. Equinox Gold and Mubadala also entered into an agreement providing Mubadala, among certain other rights, standard non-dilution rights and the right to a nominee on the Company’s Board. Equinox Gold appointed Mubadala’s nominee, Mohamed Alsuwaidi, to the Company’s Board subsequent to the Company’s annual general meeting on May 1, 2019. On August 1, 2019, Tim Breen was appointed to the Company’s Board as Mubadala’s nominee following Mohamed Alsuwaidi’s promotion to a different branch of the Mubadala group.

In April 2019, Equinox Gold also converted the $100 million Scotia Facility into a new senior secured $130 million corporate revolving credit facility (the Revolving Credit Facility) with the same syndicate of lenders led by the Bank of Nova Scotia. The Revolving Credit Facility was to mature on October 30, 2022, at which date it was to be repaid in full, and incurred interest at an annual rate of LIBOR plus 2.5% to 4%, subject to certain leverage ratios. Under the terms of the Revolving Credit Facility, $100 million was immediately available at closing. The additional $30 million was made available to the Company in late June 2019 upon the achievement of certain conditions. Equinox Gold also arranged a one-year, unsecured $20 million revolving credit facility with the Company’s Chairman, Ross Beaty, (the Beaty Facility) to provide short-term bridge financing that incurred interest at an annual rate of 8%. In October 2019, the principal and interest of the Beaty Facility was repaid. The Revolving Credit Facility was repaid in full in March 2020 as described further in the section entitled Recent Development.

In May 2019, following the Mubadala investment, Pacific Road exercised its pre-existing non-dilution right related to an investment agreement dated May 7, 2015 and Equinox Gold issued approximately $9.66 million in convertible notes to funds managed by Pacific Road. The notes mature on April 12, 2024, bear interest at a fixed rate of 5% per year payable quarterly in arrears and are convertible at the holder’s option into Common Shares of the Company at a fixed conversion price of $1.05 per share ($5.25 on a post-Consolidation basis). These are the same terms as the Company’s issuance of $130 million in convertible notes to Mubadala. The proceeds from the Pacific Road notes were to be used for general corporate and working capital purposes.

In May 2019, the Company sold its Elk Gold Property in British Columbia, Canada to Bayshore Minerals Incorporated for total consideration of C$10 million payable as C$1 million in cash and C$9 million in a first ranking secured promissory note payable in annual installments of C$3 million commencing two years from closing.

In June 2019, pursuant to the terms of a secured convertible debenture in favour of Sandstorm Gold Ltd. (Sandstorm), the Company settled a payment of $9.0 million in principal and $1.5 million in accrued interest by issuing, on a pre-Consolidation basis, 11,139,175 Common Shares of the Company to Sandstorm at a price of C$1.23 per share (2.2 million Common Shares at C$6.15 per share on a post-Consolidation basis).

In July 2019, commercial production was achieved at Aurizona.

In August 2019, the Company completed the consolidation of its Common Shares at a ratio of five pre-consolidation Common Shares for one post-consolidation Common Share. No fractional Common Shares were issued in connection with the Consolidation.

In September 2019, the Company commenced trading on the NYSE American under ticker symbol “EQX” and the Company’s shares ceased trading on the OTC Markets. The Company’s warrants were not listed on the NYSE American however and continue to trade on the OTC Markets under ticker symbol “EQXWF”.

In October 2019, the Company commenced full-scale Phase 1 construction at Castle Mountain. The Company’s Board approved a construction budget of $58 million, which includes working capital and a 12% contingency.

In November 2019, the Company graduated from the TSX Venture Exchange to the Toronto Stock Exchange. The Company’s shares and warrants commenced trading on the TSX at market open on November 25, 2019 under the same ticker symbols of “EQX” and “EQX.WT”, respectively.

In December 2019, the Company announced that it had entered into a definitive agreement to combine its business with Leagold (the Leagold Transaction). Pursuant to the Leagold Transaction, Leagold shareholders would receive 0.331 of an Equinox Gold share for each Leagold share held. Upon closing of the Leagold Transaction, Equinox Gold and Leagold shareholders would own approximately 55% and 45% of the combined company, respectively, on an issued share basis. Concurrent with the Leagold Transaction, the Company arranged a $670 million financing package (the Combination Financing) comprising a $40 million at-market equity investment, of which Ross Beaty took $36 million, a $130 million subordinated 5-year convertible debenture issued to Mubadala bearing interest at 4.75% and convertible into Common Shares at a fixed price of $7.80 per share, a $400 million senior corporate revolving credit facility and a $100 million senior term loan each bearing interest at a rate of 1.50% to 2.75% per annum depending on leverage ratios (the Second Scotia Facility).

Recent Developments

On January 28, 2020, Equinox Gold and Leagold securityholders approved all matters voted on at their respective special meetings held to consider the Leagold Transaction.

On March 10, 2020, the Company completed the Leagold Transaction, the Combination Financing and the Second Scotia Facility. The combined company continued as Equinox Gold with no change to its ticker symbols. The Boards of Directors and leadership teams of the companies were combined as follows:

Board of Directors		Executive Team
Ross Beaty	Chairman	Christian Milau	Chief Executive Officer
Neil Woodyer	Vice Chairman	Greg Smith	President
Len Boggio	Lead Director	Attie Roux	Chief Operating Officer
Tim Breen	Director	Peter Hardie	Chief Financial Officer
Gordon Campbell	Director	Doug Reddy	EVP Technical Services
General Wesley K. Clark	Director
Marshall Koval	Director
Peter Marrone	Director

A total of 101,108,256 Common Shares were issued on completion of the Leagold Transaction and the Combination Financing. The funds from the Combination Financing were used in part to repay in full Equinox Gold’s Revolving Credit Facility and Leagold’s existing debt and for certain other transaction related fees and expenses.

On March 31, 2020, the Company issued its guidance for 2020, as outlined below. Subsequent to issuing guidance some of the Company’s operations had some or all of site activities temporarily suspended as a result of COVID-19 related impacts. As of the date of this AIF, mining activities at Los Filos remain temporarily suspended, although the Company continues to process solution from the heap leach pads and has been producing gold at reduced levels during the suspension. Guidance reflects the Company’s expectations ex-COVID and is intended to provide baseline estimates from which investors could assess the Company’s expectations for its expanded asset base. The Company may revise its expectations during the year to reflect changes to expected results, including from current and potential effects on operations related to the COVID-19 pandemic, and will provide updated guidance as practical. Key assumptions used to forecast 2020 AISC include exchange rates of BRL 4.0 to USD 1 and MXN 19.5 to USD 1. The 2020 production guidance (i) reflects expectations for the period commencing March 10, 2020, the closing date of the Leagold Transaction, and ending December 31, 2020 for the Los Filos, Fazenda, RDM, Pilar and Santa Luz mines and (ii) excludes gold ounces produced at Castle Mountain prior to the commencement of commercial production, which is expected in Q4-2020 following first gold pour in Q3-2020.

Table 1 – Equinox Gold 2020 Guidance

	Production (oz)	AISC[1] ($/oz)	Sustaining Capital ($)[1]	Non-Sustaining Capital ($)[1]
Los Filos[2]	170,000 - 190,000	1,000 - 1,050	24 M	51 M
Aurizona	115,000 - 125,000	1,100 -1,150	40 M	11 M
Mesquite	120,000 - 130,000	975 - 1,025	8 M	8 M
Fazenda[32]	55,000 - 60,000	900 - 950	7 M	3 M
RDM[2]	50,000 - 55,000	1,000 - 1,050	5 M	17 M
Pilar[2]	25,000 - 30,000	1,200 - 1,300	4 M	2 M
Castle Mountain	5,000 - 10,000	750 - 800	-	45 M
Santa Luz[2]	-	-	-	6 M
Total – Mines	540,000 - 600,000	1,000 - 1,060	88 M	143 M

Notes:

1.	AISC per oz sold and sustaining and non-sustaining capital are non-IFRS measures. See information under the heading “Important Information About this Document – Non-IFRS Measures” above.
2.	Production costs and capital attributable to Equinox Gold post-March 10, 2020 when the Leagold Transaction closed.

On April 9, 2020, Pacific Road exercised its pre-existing non-dilution right pursuant to an investment agreement and acquired 461,947 Common Shares for proceeds to the Company of $2.85 million and $9.28 million aggregate principal amount of 5-year convertible notes (the Pac Road Non-Dilution Financing). The notes bear interest at 4.75% and will be convertible into Common Shares at a fixed price of $7.80 per share. The notes issued to Pacific Road under the Pacific Road Non-Dilution Financing have the same terms as the notes issued to Mubadala in the Combination Financing. The Company intends to use the proceeds from the Pac Road Non-Dilution Financing for general corporate and working capital purposes.

On May 12, 2020 the Company announced updated Mineral Resource and Mineral Reserve Estimates at Aurizona and Mesquite and announced a maiden resource at Aurizona’s Tatajuba deposit. On May 13, 2020, the Company filed updated NI 43-101 compliant technical reports related to Aurizona and Mesquite. Mineral Reserve and Mineral Resource estimates for each of the material properties is outlined in the section entitled Mineral Projects.

DESCRIPTION OF THE BUSINESS

Equinox Gold is a growth-focused mining company delivering on its strategy of becoming a multi-asset gold producer. Equinox Gold was formed with the strategic vision of building a company that is responsibly and safely producing more than one million ounces of gold annually by the end of 2023. The Company accelerated that vision by completing the Leagold Transaction in March 2020, bringing four producing mines, a development project and an expansion project to its asset portfolio. For continued growth, the Company intends to expand production from its current asset base through exploration and development and will look for opportunities to acquire other companies, producing mines and/or development projects that fit the Company’s portfolio and strategy.

Following completion of the Leagold Transaction, Equinox Gold’s operating mines and development projects are as follows:

Name of Mineral Property	Ownership	Location	Status
Los Filos Mine Complex	100%	Guerrero State, Mexico	Producing Expansion project underway
Aurizona Gold Mine	100%	Maranhão State, Brazil	Producing Reviewing potential for underground development
Mesquite Gold Mine	100%	California State, USA	Producing
Fazenda Gold Mine	100%	Bahia State, Brazil	Producing
RDM Gold Mine	100%	Minas Gerais State, Brazil	Producing
Pilar Gold Mine	100%	Goiás State, Brazil	Producing
Castle Mountain Gold Mine	100%	California State, USA	Phase 1 construction Reviewing Phase 2 expansion
Santa Luz Project	100%	Bahia State, Brazil	Development project

Equinox Gold’s material assets are Los Filos, Aurizona, Mesquite, Fazenda, RDM, Castle Mountain and Santa Luz.

Principal Products

Equinox Gold’s principal product is gold doré. The principal buyers of gold doré produced from Equinox Gold’s mines, once refined, are international bullion banks, traders and refiners themselves. However, there is a worldwide market for gold into which Equinox Gold could sell and, as a result, Equinox Gold is not dependent on a particular purchaser with regard to the sale of gold, silver or other metals which it produces.

Community and Sustainability

Equinox Gold understands that local communities are unique stakeholders in our business activities. We seek to understand and react appropriately to their interests. We believe that mining projects can provide significant economic benefits and social development opportunities for local communities that can endure well beyond the life of a project. Equinox Gold offers training programs and is committed to hiring locally. The Company also supports development initiatives that meet the needs and priorities of local communities with the objective of leaving a legacy of improved infrastructure, skills development and more sustainable communities.

Health & Safety

The health and safety of our workforce is our priority. By adopting a strong risk management approach, Equinox Gold engages with and trains our workforce to recognize, understand and mitigate hazards of the workplace to prevent incidents and injuries. We comply with all relevant local, state and federal laws and have adopted industry standards and practices. During 2019, Equinox Gold completed 3.3 million work hours with two lost-time incidents across its sites.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. Each of the Company’s operations implemented early preventive measures in collaboration with the Company’s employees, contractors and host communities to limit COVID-19 exposure and transmission. The Company continues to enforce stringent operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the Centre for Disease Control and the local, state and federal governments at each of its sites. Actions taken to date include:

●	remote work policies for all corporate personnel and for site personnel where possible;

●	travel restrictions with non-essential travel prohibited and mandatory self-isolation after trips;

●	restricted entry at sites to only essential personnel;

●	enhanced health checks including completion of health questionnaires and temperature checks;

●	enhanced medical protocols for rapid isolation, care and transport should anyone show symptoms;

●	enforced physical distancing at sites with staggered mealtimes, smaller site teams, optimized rotation schedules, physical distancing and masks in transportation vehicles, and virtual meetings;

●	leave with pay for personnel in high-risk categories including those older than 60 or with underlying health issues);

●	virtual meeting protocols for all corporate, Board and shareholders meetings;

●	increased cleaning and sanitizing of public spaces and transportation vehicles;

●	enforced safety precautions with suppliers;

●	supply chain continuity plans to secure access to critical supplies;

●	job protection for workers with childcare obligations as a result of school or daycare closures;

●	regular communication to promote preventive measures and ensure proper protocols are followed; and

●	support services to help navigate the stress and emotional impact of COVID-19.

The Company engages regularly with community leaders to discuss preventive measures at site and address any concerns, and to share and develop strategies to manage COVID-19 challenges.

Environment

Environmental stewardship is a key aspect for any mining company including Equinox Gold. We aim to minimize the potential impacts on regional biodiversity in all the areas in which we operate. Understanding the components of the ecosystem and the potential impacts of mining activities allows us to plan appropriately and adopt mitigation strategies to eliminate or reduce impacts to an acceptable level.

All aspects of Equinox Gold’s operations and exploration programs are subject to environmental regulations and generally require approval by appropriate regulatory authorities prior to commencement. Equinox Gold’s operations are located in Mexico, Brazil and the USA and are subject to national and local laws and regulations. Specific statutory and regulatory requirements and standards must be met throughout the mine cycle; these items may include air quality, water quality, fisheries and wildlife protection, chemical use, waste disposal, noise, geotechnical stability, geochemistry and land use. Details and quantification of Equinox Gold’s reclamation and closure costs obligations as at December 31, 2019, as they relate to the assets that Equinox Gold held at year-end 2019, prior to the completion of the Leagold Transaction, are set out in Equinox Gold’s annual financial statements for the year ended December 31, 2019.

Employees and Contractors

At the end of the most recently completed financial year, Equinox Gold had approximately 622 employees and 803 contractors. No management functions of Equinox Gold are performed to any substantial degree by a person other than the directors or executive officers of Equinox Gold. Equinox Gold is committed to hiring locally and the majority of employees and contractors at each of its operations come from local communities.

Specialized Skill and Knowledge

Many aspects of Equinox Gold’s business require specialized skills and knowledge. Such skills and knowledge include the areas of mine operations, mine construction, permitting, geology, drilling, implementation of exploration programs, logistical planning, accounting and local laws. Equinox Gold retains executive officers and consultants with experience in mining, metallurgy, geology, exploration and development in Canada, Mexico, Brazil and the USA, as well as executive officers and consultants with relevant accounting and legal experience.

Competitive Conditions

The mineral exploration and mining industry is competitive and Equinox Gold will be required to compete for the acquisition of mineral permits, claims, leases and other mineral interests for operations, exploration and development projects. As a result of this competition Equinox Gold may not be able to acquire or retain prospective properties in the future on terms it considers acceptable. The ability of Equinox to acquire and retain mineral properties in the future will depend on its ability to operate and develop its existing properties and also on its ability to obtain additional financing to fund further exploration activities. Equinox Gold also competes with other mining companies for investment capital with which to fund such projects, and for the recruitment and retention of qualified employees.

Components

The raw materials and support services that Equinox Gold requires to carry on its business are available through normal supply or business contracting channels in Mexico, Brazil, the USA and Canada. Increased demands by other mineral exploration, development and operating companies can make it more difficult to procure certain supplies and services.

Cycles

The mining business, and particularly precious metals production, is subject to metal price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.

Foreign Operations

Equinox Gold faces certain risks as a Canadian company operating in Mexico, Brazil and the USA. Any changes in regulations or shifts in political attitudes are beyond the control of Equinox Gold and may adversely affect its business. Equinox Gold may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to restrictions on mining, both as a result of COVID-19 or otherwise, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, tariffs, land use, water use, land claims of local people, mine safety regulations, labour laws, corruption, political unrest, timely reimbursement by the government of refundable value added taxes and refundable income taxes, uncertainty with respect to the rule of law and the integrity of court systems, and security issues. The effect of these factors cannot be accurately predicted.

MINERAL PROJECTS

Mineral Reserves and Resources

The following Mineral Reserves and Resources were announced in May 2020, and other than for the Tatajuba deposit at Aurizona which is based on information as at January 24, 2020, reflects information available at December 31,

2019. Mineral Reserves and Mineral Resources have been estimated in accordance with the provisions adopted by the Canadian Institute of Mining Metallurgy & Petroleum Definition Standards for Mineral Resources & Mineral Reserves and NI 43-101. Adriaan (Attie) Roux, Pr.Sci.Nat., Equinox Gold’s COO, Doug Reddy, P.Geo., Equinox Gold’s EVP Technical Services, and Scott Heffernan, MSc, P.Geo., Equinox Gold’s EVP Exploration, are the Qualified Persons under National Instrument 43-101 for Equinox Gold and have reviewed and approved the disclosure of reserves and resources.

As a result of the Leagold Transaction and successful exploration at Mesquite and Aurizona, Equinox Gold’s Proven and Probable Reserves are 12.2 million ounces of gold. Similarly, Measured and Indicated Resources increased with 22.0 million ounces of gold (inclusive of reserves). Please see Tables 2 and 3 below for more detailed disclosure on the classification of reserves and resources and associated grades.

Table 2 – Equinox Gold Consolidated Mineral Reserve Estimates

	Proven			Probable			Proven & Probable
Project	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)
Aurizona	12,399	1.51	600	7,379	1.51	358	19,778	1.51	958
Castle Mountain	136,611	0.58	2,559	60,977	0.51	1,004	197,589	0.56	3,563
Mesquite	228	1.21	9	27,972	0.64	575	28,200	0.62	584
Los Filos	26,168	0.91	768	78,052	1.44	3,626	104,220	1.31	4,395
Leach pad inventory						114			114
RDM	5,647	0.73	133	19,079	1.08	656	24,726	0.99	789
Fazenda	2,632	1.77	150	2,756	1.91	169	5,387	1.84	319
Pilar	961	1.51	47	6,044	1.13	219	7,005	1.18	266
Santa Luz	25,000	1.43	1,153	3,200	1.03	106	28,200	1.39	1,259
Total			5,419			6,827			12,247

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves.
2.	Mineral Reserves are based on Measured and Indicated Mineral Resources.
3.	Tonnage and grade measurements are in metric units. Contained gold is reported as troy ounces.
4.

The effective date for the Aurizona Mineral Reserve estimate is December 31, 2019. Mineral Reserves for Aurizona were prepared by AGP. Mineral Reserves are reported at a cut-off grade of 0.6 g/t Au for the Piaba and Piaba East deposits, and 0.41 g/t Au for the Boa Esperança deposit. A metal price assumption for gold of $1,350/oz and an exchange rate of BRL4.00:USD1.00 were used.

5.

The effective date for the Castle Mountain Mineral Reserve estimate is June 29, 2018. Mineral Reserves for Castle Mountain are reported at cut-off grades of 0.14 g/t Au and 0.17 g/t Au for Phases 1 and 2 respectively. A metal price assumption for gold of $1,250/oz was used.

6.

The effective date for the Mesquite Mineral Reserve estimate is December 31, 2019. Mineral Reserves for Mesquite were prepared by AGP. Mineral Reserves for Mesquite are reported at 0.125 g/t Au for oxide and oxide-transition and 0.281 g/t Au for non-oxide transition and non-oxide materials. A metal price assumption for gold of $1,350/oz was used.

7.

The effective date for the Los Filos Mineral Reserve estimate is October 31, 2018. Mineral Reserves for Bermejal Underground were prepared by SRK Consulting (Canada) Inc. Mineral Reserves for all other deposits were prepared by the Los Filos mine and reviewed by SRK. Mineral Reserves are quoted using a NSR break-even cut-off grade approach with minimum block NSR of $149.4/t for Bermejal underground. Cut-off grade for the Los Filos underground is 2.59 g/t. Mineral Reserves for Los Filos, Bermejal and Guadalupe open pits are based on variable break-even cut-offs for ore revenue as generated by process destination and recoveries. Variables for revenue calculation include process cost, recovery, and estimated gold, copper and sulphur grades. A metal price assumption for gold of $1,200/oz and an exchange rate of MXN20.00:USD1.00 were used.

8.

The effective date for the RDM Mineral Reserve estimate is May 31, 2018. Mineral Reserves are reported at a cut-off grade of 0.40 g/t Au. A metal price assumption for gold of $1,200/oz and an exchange rate of BRL3.70:USD1.00 were used.

9.

The effective date for the Fazenda Mineral Reserve estimate is May 31, 2018. Mineral Reserves are reported at a cut-off grade of 1.29 g/t Au for underground and 0.64 g/t Au to 0.72 g/t Au for open pit. A metal price assumption for gold of $1,200/oz and an exchange rate of BRL3.70:USD1.00 were used.

10.

The effective date for the Pilar Mineral Reserve estimate is May 31, 2018. Mineral Reserves are reported at a cut-off grade of 1.53 g/t Au for Pilar, 1.20 g/t Au for Maria Lázara and 0.54 g/t Au for Três Buracos. A metal price assumption for gold of $1,200/oz and an exchange rate of BRL3.70:USD1.00 were used.

11.

The effective date for the Santa Luz Mineral Reserve estimate is May 31, 2018. Mineral Reserves are reported at a cut-off grade of 0.53 g/t Au for dacite-leachable, 0.39 g/t Au for dacite-high-sulphide, and 0.60 g/t Au for carbonaceous ore. A metal price assumption for gold of $1,250/oz and an exchange rate of BRL3.70:USD1.00 were used.

12.	Numbers have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.

13.

Details of bulk densities, mining widths, dilution, mining factors and process recovery assumptions applied to Mineral Reserves are provided in the summaries of each mine and project below and in the corresponding Technical Reports.

Table 3 – Equinox Gold Consolidated Mineral Resource Estimates (inclusive of reserves)

	Measured		Indicated		Measured & Indicated			Inferred
Project	Tonnes (kt)	Grade (g/t)	Tonnes (kt)	Grade (g/t)	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)
Aurizona	14,264	1.52	20,066	1.70	34,330	1.62	1,793	17,267	1.98	1,100
Castle Mountain	160,711	0.58	81,377	0.51	242,089	0.56	4,333	171,395	0.40	2,210
Mesquite	271	1.08	56,300	0.57	56,571	0.57	1,034	23,542	0.46	349
Los Filos	114,631	0.77	211,678	1.02	326,309	0.93	9,773	98,204	0.83	2,633
RDM	3,195	0.77	36,107	1.02	39,303	1.00	1,259	8,305	1.50	401
Fazenda	4,870	2.17	2,670	2.55	7,540	2.30	558	6,040	2.45	476
Pilar	2,389	3.50	13,479	2.13	15,868	2.33	1,191	20,399	3.21	2,108
Santa Luz	31,200	1.36	9,700	1.96	40,900	1.50	1,976	7,700	2.02	501
Total							21,917			9,778

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Resources.
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that all or any part of a Mineral Resource will be converted into Mineral Reserves.
4.	Tonnage and grade measurements are in metric units. Contained gold ounces are reported as troy ounces.
5.

The effective date for the Aurizona Mineral Resource estimate is December 31, 2019 for the Piaba Open-Pit, Piaba Underground and Boa Esperança deposits and January 24, 2020 for the Tatajuba deposit. A metal price assumption for gold of $1,500/oz and an exchange rate of BRL4.00:USD1.00 were used.

6.	The effective date for the Castle Mountain Mineral Resource estimate is March 29, 2018. A metal price assumption for gold of $1,400/oz was used.
7.	The effective date for the Mesquite Mineral Resource estimate is December 31, 2019. A metal price assumption for gold of $1,500/oz was used.
8.	The effective date for the Los Filos Mineral Resource estimate is October 31, 2018. A metal price assumption for gold of $1,400/oz and an exchange rate of MXN20.00:USD1.00 were used.
9.	The effective date for the RDM Mineral Resource estimate is May 31, 2018. A metal price assumption for gold of $1,500/oz and an exchange rate of BRL3.70:USD1.00 were used.
10.	The effective date for the Fazenda Mineral Resource estimate is May 31, 2018. A metal price assumption for gold of $1,500/oz and an exchange rate of BRL3.70:USD1.00 were used.
11.	The effective date for the Pilar Mineral Resource estimate is May 31, 2018. A metal price assumption for gold of $1,500/oz and an exchange rate of BRL3.70:USD1.00 were used.
12.	The effective date for the Santa Luz Mineral Resource estimate is May 31, 2018. A metal price assumption for gold of $1,400/oz and an exchange rate of BRL3.70:USD1.00 were used.
13.

No dilution or recovery is applied to Mineral Resources reported for Los Filos. Mineral Resources for Fazenda, RDM, Pilar and Santa Luz include dilution and mining recovery factors as detailed in the summaries of each below and in the corresponding Technical Reports.

14.	Numbers have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.
15.

Details of cut-off grades, bulk densities, mining widths, dilution, mining factors and process recovery assumptions applied to Mineral Reserves are provided in the summaries of each mine and project below and in the Technical Reports.

Los Filos Mine Complex

The Los Filos Mine Complex in Guerrero State, Mexico currently comprises two open pits, Los Filos and Bermejal, and one underground mine, Los Filos. Ore from all three deposits is processed using heap leach recovery. Los Filos began commercial production in 2008 and was acquired by Leagold in 2017. Los Filos gold mineralization is typical of intrusion-related gold-silver skarn deposits and is associated with two early Tertiary granodiorite stocks that were emplaced in carbonate rocks of the Morelos and Mezcala Formations.

Equinox Gold released 2020 guidance on March 31, 2020 estimating Los Filos production for 2020 attributable to Equinox Gold post-merger at 170,000 to 190,000 ounces at AISC of $1,000 to $1,050 per ounce sold. Guidance reflects the Company’s expectations without consideration for potential COVID-19 related impacts and is intended to provide baseline estimates from which investors could assess the Company’s expectations for its expanded asset base. However, mining activities at Los Filos were temporarily suspended at the beginning of April along with all other mines in Mexico due to a Federal Government order announced March 31, 2020 requiring the temporary suspension of all non-essential businesses as a result of the COVID-19 pandemic. In compliance with the order, mining activities were suspended, all expansion activities were suspended, and the mine was placed on care and maintenance with a reduced workforce to ensure appropriate safety, security and environmental systems are maintained. While the Company has continued producing gold at reduced levels during the suspension, Los Filos gold production will be lower than expected since the Company has not been able to mine and stack new ore on the heap leach pads. In addition, suspending the Guadalupe and Bermejal expansion projects will delay access to the higher-grade ore that was expected to bolster production in Q4 2020. Equinox Gold will update its Los Filos 2020 operations and cost guidance once the temporary suspension is lifted and the Company is able to assess the impact on production and development activities.

Other than the information under the headings Recent Developments and Exploration, Development and Production, the information that follows relating to Los Filos is derived from, and in some instances is, a direct extract from the Los Filos Technical Report. The information below is based on assumptions, qualifications and procedures that are set out only in the Los Filos Technical Report and reference should be made to the full text of the Los Filos Technical Report which is filed under the Leagold profile on SEDAR at www.sedar.com and which is available on Equinox Gold’s website at www.equinoxgold.com.

Recent Developments

The Los Filos Technical Report incorporates the potential for developing the Bermejal underground mine at Los Filos, enlarging the Los Filos open pit mine, re-phasing the Bermejal open pit into two distinct sections: Bermejal and Guadalupe, and building a 4,000 tonne per day (tpd) carbon-in-leach (CIL) plant to complement the existing heap leach facilities. Subsequent to the acquisition of Los Filos in April 2017, Leagold carried out extensive exploration programs for both open pit and underground deposits, developed the 1.3 km ramp to access the ore body at Bermejal underground, completed the Bermejal underground mine design, and conducted comprehensive metallurgical test work on all of the mineral deposits to support the design of a CIL plant. This work contributed to increasing the Proven and Probable Reserves to 4.5 Moz (See Table 5 before), as compared to 1.7 Moz when acquired, and forms the basis of the Los Filos Technical Report.

Phased Development Plan

Since publishing the Los Filos Technical Report, the advancement of construction planning and optimization of the sequencing of the major expansion components for Los Filos as part of its overall financial planning continued. The development of the Bermejal underground mine and the initiation of the Guadalupe phase of the Bermejal open pit have been adjusted to further improve the overall plan and to allow for risk mitigation during implementation.

The phased development plan for Los Filos includes accelerating the start of mining of the Guadalupe section of the Bermejal open pit in Q4 2019 and delaying the start of construction of the CIL plant until early 2021. Development of the Bermejal underground resumed in Q3 2019. With this updated schedule, the capital cost to develop the Bermejal underground and construct a new 4,000 tonne per day CIL plant with related infrastructure has remained unchanged at $180 million, with no material changes in operating costs or AISC per ounce. As a result of a greater proportion of ore being heap leached due to deferral of the CIL plant to early 2021, the estimated life of mine gold production is approximately 1.5% lower than the 3.2 Moz estimated in the Los Filos Technical Report.

In creating this phased development plan, consideration was also given to construction and implementation risks, which continue to be actively managed. Equinox Gold is evaluating the benefits of constructing a larger CIL plant than the currently contemplated 4,000 tonnes per day plant which would have an impact on the current feasibility estimate for construction capital of $114 million which includes the CIL plant, power, a tailings filtration system and the associated deposition area. An updated expansion feasibility study is expected to be completed later in 2020, prior to expected commencement of construction of the CIL Plant.

Project Description, Location and Access

Los Filos is located in the Municipality of Eduardo Neri, Guerrero State, Mexico approximately 180 km southwest of Mexico City. The property is centred on latitude 17°52’13” north and longitude 99°40’55” west (UTM Zone 14Q 427,400E, 1,976,300N).

Los Filos can be accessed either by driving 1.5 hours to Toluca or Cuernavaca from Mexico City and taking a 30-minute charter flight to site or by driving for four hours from Mexico City 240 km on National Highway 95/95D to the town of Mezcala and 18 km on a paved road to the mine.

Mineral Tenure and Surface Rights

Los Filos consists of 30 exploitation and exploration concessions in active mining areas totaling 10,433 ha which are held by Equinox Gold’s indirect wholly-owned subsidiary, Desarrollos Mineros San Luis S.A. de C.V. (DMSL).

All 30 concessions are located within the Municipality of Eduardo Neri, Guerrero State, Mexico. In addition to the 30 concessions that cover the entire active mining areas, DMSL also holds a total of 12 exploration concessions located in Guerrero State, Mexico. The total area of all 42 concessions is 148,908 ha, including two concessions that have applications in progress. Concessions are granted for 50-year durations; the expiration dates vary depending on the date of grant of the concession. Renewal dates range from 2032 to 2067. Los Filos holds sufficient surface rights in the area to support the current mining operations, including access and power line easements.

Taxation and Royalties

Los Filos is subject to a 30% Federal corporate income tax rate. Two mining royalty taxes are also payable to the Federal Government of Mexico: a 7.5% mining tax on earnings before interest, taxes, depreciation, and amortization; and a 0.5% gross revenue royalty tax levied on revenue from gold and silver sales. Net Smelter Return (NSR) royalties to Servicio Geológico Mexicano (SGM), a department of the Mexican Federal Government, range from 2.5 to 3% and are applicable to mining from five concessions of the Mine property. Two of the concessions are also subject to royalties of 0.75 to 1.75% payable to LC Mines S.A. de C.V., a subsidiary of Agnico Eagle Mines Limited.

History

Minera Guadalupe S.A. de C.V. (Minera Guadalupe) operated the Nukay underground mine which is now part of the Los Filos Underground mine, from 1938 to 1940 and from 1946 to 1961, producing approximately 0.5 Mt at 18 g/t Au. Minera Nukay operated an open pit mine at Nukay commencing in 1984. From 1987 to 2001 Minera Nukay operated a 100 tpd process plant located near Mezcala to process ore from the Nukay, La Agüita, Subida and Independencia deposits.

In 1993 Teck Corporation (Teck) entered into an agreement (the Nukay Agreement) with Minera Miral S.A. de C.V., which was in the process of buying out the owners of Minera Nukay. Teck and Miranda Mining Development Corporation (Miranda) formed Minera Nuteck S.A. de C.V. to conduct exploration in the region. The discovery hole for Los Filos deposit was drilled in August 1995. In November 2003, Wheaton River Minerals gained 100% ownership of Los Filos through the purchase of Miranda and associated agreements with Teck. Goldcorp acquired Wheaton River Minerals in March 2005, of which DMSL was a subsidiary and the operator of Los Filos.

Goldcorp also acquired the Nukay mine in 2008, which was subsequently integrated with the Los Filos operations as the Los Filos Underground mine. Industrias Peñoles S.A. de C.V. (Peñoles) explored the Cerro Bermejal area in 1986 and outlined gold values in association with an oxide zone and jasperoids. In 1988 and 1989 Peñoles conducted a detailed exploration program for bulk mineable gold mineralization. Peñoles completed a Mineral Resource estimate and prefeasibility study in 1994 that envisaged a 13,000 tpd open pit and heap leaching operation. On 22 March 2005, Goldcorp’s wholly owned operating Mexican subsidiary Luismin acquired the Bermejal gold deposit from Minera El Bermejal, S. de R.L. de C.V., a joint venture between Peñoles and Newmont Mining Corporation (Newmont). Feasibility level studies for Los Filos and Bermejal Open Pits and the Los Filos Underground were completed by Goldcorp between 2005 and 2007. Open pit mining commenced at Los Filos in 2005. Underground production at Los Filos commenced in 2007 and the first gold pour occurred in the same year. Annual open pit ore production rates increased to over 20 Mtpa by 2008, with total mining (ore and waste) of over 45 Mtpa occurring from 2009 to 2015. Production from underground sources has varied from 280 tpd in 2009 to over 1,100 tpd in 2015. In 2013, exploration drilling below Bermejal Open Pit encountered high grade oxide mineralization that is now referred to as the Bermejal Underground deposit.

On April 7, 2017, Leagold completed the acquisition of 100% ownership of Los Filos through the purchase of DMSL from Goldcorp. An amended site wide technical report with an effective date of December 31, 2016 was filed on Leagold’s SEDAR profile on March 1, 2017. The technical report included a preliminary economic assessment of the Bermejal Underground deposit.

An updated technical report with an effective date of December 31, 2017 was filed on Leagold’s SEDAR profile on March 8, 2018. The technical report included an update of Mineral Resource and Mineral Reserve estimates.

A total of 238 Mt of ore at 0.7 g/t Au, containing 5.4 Moz Au, was mined by DMSL at Los Filos from 2005 to October 31, 2018.

Geological Setting and Mineralization

Los Filos is located in the Guerrero Gold Belt and near the center of a large, approximately 200 km diameter circular shaped feature known as the Morelos Guerrero Sedimentary Basin. The basin is a thick sequence of Mesozoic platform carbonate rocks successively comprised of the Morelos, Cuautla, and Mezcala Formations. The Cretaceous carbonates were intruded by a number of early Tertiary age granitoid bodies. The distribution of intrusive bodies along northwest trending belts is thought to reflect the control on their emplacement by pre-existing northwest trending faults.

Tertiary granodiorites that intrude the carbonate sedimentary units at Los Filos include: the East and West Stocks of the Los Filos Intrusive; the Bermejal Intrusive; the Xochipala Intrusive; and a granodiorite body located in the northeast portion of the property. Mineralization identified within Los Filos is typical of intrusion-related gold-silver skarn deposits. Gold skarns typically form in orogenic belts at convergent plate margins and are related to plutonism associated with the development of oceanic island arcs or back arcs.

Mineralization is geologically controlled by being either hosted by, or spatially associated with, skarn development during contact metamorphism of the carbonates. Massive magnetite, hematite, goethite, and jasperoidal silica, with minor associated pyrite, pyrrhotite, chalcopyrite, and native gold typically occur in the veins and metasomatic replacement bodies that developed at the contacts between the platform carbonates and intrusive rocks. Extensive oxidation of the deposits (hat occurred at the time of mineralization has altered the mineralization into material that is amenable to cyanidation recovery techniques without the need of pre-treatment by roasting or other methods.

In the Los Filos area, mineralization is associated with two early Tertiary granodiorite stocks that were emplaced in carbonate rocks. Mineralization being mined at the Los Filos Open Pit is associated with a shallowly east dipping sill and with the upper portion of the east stock. The Los Filos Underground is divided into the Los Filos Norte and Sur Sectors along the north and south side of the circular west stock. The principal mining areas in the North Sector are Nukay, Conchita, Peninsular, Chimenea, Independencia-Subida and in the South Sector include Sur, Zona 70 and the Creston Rojo deposits.

Mineralization in the Bermejal area is along the contact of the Bermejal Stock with the carbonate rocks of the Morelos Formation. The Bermejal Open Pit mineralization is typically at the top or on the flanks of the upper portion of the intrusive. Mineralization extends below the Bermejal Open Pit and down the steeply dipping to vertical flanks of the intrusive and at the northern end of the intrusive the mineralization is referred to as the Bermejal Underground deposit.

The total circumference of the Los Filos area intrusive stocks is approximately 8 km and at least half of this has been drilled or developed. The Bermejal Intrusive has a circumference of around 16 km and although the upper portion of the intrusive contact has been mined by open pit, only a few kilometres of this contact have been explored at depth. Mineralization extends from surface to over 700 m depth. The skarn is typically present at the contact of the intrusive with the carbonate rocks and is variable in grade and widths. Additional exploration targets are along the intrusive contacts in the Los Filos and Bermejal areas.

Exploration

Exploration at Los Filos has been undertaken by previous companies with a focus on the Los Filos and Bermejal areas, specifically on the intrusive contacts. Exploration activities included regional and detailed mapping; rock, silt and soil sampling; trenching; reverse circulation (RC) and diamond drilling; ground Induced Polarization (IP), ground magnetic, and aeromagnetic geophysical surveys; mineralization characterization studies; and metallurgical testing of samples.

Surface mapping, geochemical surveys and magnetic surveys highlight the intrusive bodies and the contact metamorphism that occurs at the intrusive contact which can be a host for gold skarn mineralization. Drilling is required to delineate the mineralization at depth.

Drilling

From 2003 to October 31, 2018, a total of 838,864 m of diamond and RC drilling has been completed at Los Filos. This drilling includes surface programs at Los Filos, Bermejal, Bermejal Underground, Guadalupe, San Pablo, and Xochipala areas and the underground drilling programs in the Los Filos North and South Sectors.

The 2017 drilling program at Bermejal Underground employed a total of four contractors and 17 rigs, although a maximum of 15 rigs were active at a time. All drilling on the Bermejal Underground program was from surface comprising 111 holes that were drilled for a total of 56,820 m. A total of 15-hole deviations were recorded and these holes were re drilled where necessary. An additional eight holes totalling 803 m were completed at Bermejal Underground in 2018.

In 2017, the Los Filos Underground drilling program utilized two contractors and eight drill rigs. A total of 145 holes were re-drilled for 15,633 m with 138 holes drilled from underground drill stations and seven drilled from surface. In 2018 (to October 31) the Los Filos Underground drilling program included 182 holes for a total of 27,212 m.

Intersection spacing across the deposits that were drilled from surface is approximately 35 x 35 m in areas with close spaced drilling and widens to about 70 m x 70 m in the areas that are less well drilled. Drill spacing is wider again (i.e. 100 x 100 m) in the areas outside the conceptual pit outlines that are used to constrain Mineral Resources. Drill hole azimuths are dependent on the orientation of the deposit being drilled. Hole inclinations range from 65° to 90° and are typically 90° for drilling related to the open pit mineralization. Hole depths range from 0 to 600 m and average 350 m.

For the Bermejal Underground deposit, the drill azimuth varies due to the arcuate shape of the strike of the deposit. The primary azimuths are usually 60° and 180° for the eastern and central portions of the deposit, respectively, whereas the drill holes on the western sector were vertical to provide an intersection angle that is close to perpendicular to the sub-sill mineralization.

In the opinion of the responsible Qualified Person, the quantity and quality of the lithological, geotechnical, collar survey, and downhole survey data collected in the exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation.

Sampling, Analysis and Data Verification

Sample collection was undertaken by the Los Filos Exploration Department from 2003 to 2018. Los Filos Exploration Department follows industry best practices and is responsible for the following: geological and geotechnical logging, core photography, density measurements, sample selection and numbering, core splitting, preparation of samples for shipping and submission to the external laboratory, incorporation of sample and data assay into the acQuire drill hole database including data validation, sample storage after the return of pulp and reject from external laboratories, sample security prior to shipping and after return of samples to site.

Geological logging data is recorded on tablet computers directly into an acQuire database. The logging area has WiFi for connection to the server that hosts the database. Sample and assay data are uploaded digitally. Survey data is imported or uploaded from the survey instruments.

All drill core samples for exploration and resource estimation are sent to an external laboratory for sample preparation, currently Equinox Gold uses ALS Chemex, in Guadalajara, Mexico, and assaying by ALS Chemex, in Vancouver, BC.

All samples from the current drilling programs are analyzed for gold using a standard 50 gm Fire Assay with gold detection by flame atomic absorption spectroscopy (AAS) to a 0.01 ppm detection limit. Multi-element analyses are completed using a multi-acid digest method and an ICP-OES finish on 36 elements.

Sample security at Los Filos relies on the core facility being within a secure area and the samples always being attended or locked at the sample collection and dispatch facility. Core boxes are transported to the core facility by the drilling contractors. Sample collection and transportation of samples on site have always been undertaken by DMSL Exploration Department personnel. Sample transport to the preparation laboratory is by personnel from the independent laboratory using their company vehicles.

In the opinion of the responsible Qualified Person, the sampling, sample preparation, security and analytical methods currently in use are acceptable, meet industry standard practices, and are adequate for Mineral Resource and Mineral Reserve estimation and mine planning purposes. The preparation and analytical laboratory is independent of DMSL.

A QAQC program is in use by the DMSL Exploration Department and the independent laboratory also maintains their own lab QAQC program to monitor the performance, accuracy and precision of the analyses at the laboratory.

DMSL has a standard Quality Assurance and Quality Control (QA/QC) program in place for all drill core and RC sampling and also in the underground mine sampling for grade control and production related purposes. The QAQC program for samples from drilling includes insertion of duplicate samples, blank samples and standards (certified reference materials) and also check assaying of a suite of samples at an external third-party laboratory.

Validation checks performed by Los Filos geologists on data used to support estimation comprise checks on surveys, collar coordinates, lithology data, and assay data. No significant errors or omissions were identified with the database following these checks.

The opinion of the Qualified Persons responsible for this section is that the data has been verified and is adequate for the purposes used in this technical report.

Mineral Processing and Metallurgical Testing

Extensive testwork programs have been undertaken at Los Filos over the last decade to evaluate both heap leaching and CIL cyanidation processes for recovering gold and silver from the various ore deposits. The metallurgical testwork has been conducted on drill core composites, reverse circulation (RC) cuttings, and rotary air blast (RAB) drill samples considered representative of the various ore deposits at the time of each test program. Most of the metallurgical test programs have been conducted by Kappes Cassiday and Associates (KCA), an industry-respected commercial metallurgical testing and engineering company located in Reno, Nevada.

Heap Leach Metallurgical Studies

Metallurgical tests were performed on samples that were representative of each ore type; and has been comprehensive and appropriate for selecting the optimal process technology. Recovery factors estimated for the heap leaching process are based on appropriate metallurgical testwork, and these have been confirmed by recent production data, heap leaching process conditions, including reagent additions, and were appropriately determined to optimize field operation parameters.

Some areas of the Bermejal Open Pit and Underground deposits contain high sulphur and copper levels. Gold recovery has been found to decrease with increasing sulphur levels in the ore and cyanide consumption has been found to increase with increasing copper levels in the ore. Gold recovery equations have been developed to estimate heap leach gold recovery over a range of sulphur grades in the ore, and relationships to estimate heap leach operating costs over a range of copper concentrations in the ore have been developed. Coarse bottle roll testwork conducted on Guadalupe ore composites demonstrated gold extractions from Guadalupe ore are similar to, and in some cases higher than, Bermejal. As such, heap leach recovery models developed for Bermejal can be applied to Guadalupe.

CIL Metallurgical Studies

It is the opinion of the responsible Qualified Person that the CIL metallurgical testwork data provides sufficient and reliable ore characterization and gold extraction data to support a feasibility level study.

Variability comminution testwork is adequate to support the comminution circuit design. The available testwork also clearly indicates the impact of cyanide soluble copper on reagent consumption. This was used to develop a reliable operating cost model, applied in the optimization of the mining schedule along with the gold extraction model. There is sufficient testwork and other data to support the gold and silver recovery estimates used for all material scheduled to be fed to the proposed CIL plant.

Additional comminution testing for SAG milling and ball milling characterization of the Guadalupe rock types including oxide and intrusive material is recommended.

Cyanide soluble copper levels in the CIL blend will need to be managed to prevent solution copper levels that interfere with the extraction of gold and/or increase operating costs. If grade control sampling in advance of mining indicates that areas of high copper content will be encountered it is recommended to carry out closed circuit (locked cycle) batch CIL tests to monitor the level of copper in solution and its deportment to the activated carbon. Depending on the results of the locked cycle testwork, a technology to remove copper from the CIL circuit (e.g. SART (Sulphidization, Acidification, Recycle and Thickening)) may be required. This offers the potential opportunity to include higher copper mineralization in the CIL feed and potentially generate a revenue stream from recovered copper and reduce cyanide consumption.

Testwork currently available indicates variability in gold extraction of open pit ore at high feed sulphur grades greater than 1%. Current practice is to restrict placement on the heap leach pads to material having a sulphur content less than 1%. Testwork, however, indicates that higher sulphur content material could be economically treated in the CIL circuit. This is an opportunity that requires further investigation.

In the opinion of the responsible Qualified Person, the metallurgical testwork data provides reliable gold extraction data that supports the declaration of Mineral Resources and Mineral Reserves.

Mineral Reserve and Mineral Resource Estimates

Mineral Resources

Mineral Resources are reported in accordance with NI 43-101. CIM Definition Standards for Mineral Resources and Mineral Reserves, May 2014 (CIM Definition Standards (2014)) were followed for Mineral Resource estimates.

Mineral Resource estimates for Los Filos Open Pit and Bermejal Open Pit deposits as well as Los Filos Underground and Bermejal Underground deposits were prepared by Los Filos mine personnel with an effective date of October 31, 2018 and audited and verified by SRK in November of 2018. The Mineral Resource statement by deposit is shown in Table 4 below. The Los Filos Open Pit, Los Filos Underground and Bermejal Open Pit were depleted to October 31, 2018 for reporting, as appropriate.

Table 4 – Mineral Resource statement by deposit for Los Filos Mine Complex, October 31, 2018

Area	Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Bermejal Open Pit	Measured	2,689	0.60	52	6.6	571
	Indicated	116,570	0.83	3,111	9.9	37,104
	Measured & Indicated	119,259	0.82	3,163	9.8	37,675
	Inferred	29,798	0.86	824	4.8	4,627
Bermejal Underground (below $1400 pit shell)	Measured	445	7.37	105	29.3	419
	Indicated	11,012	5.79	2,050	19.9	7,032
	Measured & Indicated	11,457	5.85	2,155	20.3	7,451
	Inferred	4,071	4.56	597	15.2	1,995
Los Filos Open Pit	Measured	107,981	0.62	2,152	4.2	14,720
	Indicated	80,691	0.50	1,297	5.6	14,528
	Measured & Indicated	188,672	0.57	3,450	4.8	29,248
	Inferred	62,604	0.50	1,006	5.6	11,272
Los Filos Underground	Measured	3,516	4.79	541	23.4	2,648
	Indicated	3,405	4.24	464	27.5	3,015
	Measured & Indicated	6,921	4.52	1,005	25.4	5,663
	Inferred	1,731	3.70	206	26.2	1,457
Total	Measured	114,631	0.77	2,851	5.0	18,358
	Indicated	211,678	1.02	6,922	9.1	61,679
	Measured & Indicated	326,309	0.93	9,773	7.6	80,037
	Inferred	98,204	0.83	2,633	6.1	19,351

Notes:

1.	Mineral Resources are inclusive of Mineral Reserves and do not include dilution.
2.	Mineral Resources that are not Mineral Reserves do not have a demonstrated economic viability.
3.	Mineral Resources are reported to a gold price of $1,400/oz and a silver price of $4.39/oz.
4.

Open pit Mineral Resources are defined within pit shells that use variable mining and recovery estimates depending on the geometallurgical domain and whether mineralization is projected to report to crush–leach or is considered typical run-of-mine for processing requirements.

5.	Open pit Mineral Resources are reported to variable gold cut-off grades: Los Filos Open Pit 0.198 g/t Au, Bermejal Open Pit of 0.179 g/t Au.
6.	Underground Mineral Resources use a mining cost of $58.60/t for cut-and-fill, processing cost of $6.24/t, and a process recovery of 80%.
7.	Underground Mineral Resources are reported to a gold cut-off grade: Los Filos Underground of 2.23 g/t Au; Bermejal Underground of 3.0 g/t Au.
8.

Quantity of material is rounded to the nearest 1,000 tonnes, grades are rounded to two decimal places for Au, grades for Ag are rounded to one decimal place; rounding as required by reporting guidelines may result in apparent summation differences.

9.	Includes both oxide and sulphide mineralization.

Mineral Reserves

Mineral Reserves are reported in accordance with NI 43-101 and CIM Definition Standards (2014) were followed for Mineral Reserve estimates.

Mineral Reserves were estimated using a gold price of $1,200/oz Au, a silver price of $4.39/oz Ag, and an effective date of October 31, 2018.

The Los Filos Mineral Reserves are comprised of open pit reserves of 95.9 Mt at an average grade of 0.88 g/t Au containing 2.708 Moz gold plus underground reserves of 8.3 Mt at an average grade of 6.32 g/t Au containing 1.686 Moz gold. Additionally, there are 0.114 Moz of recoverable gold in leach pad inventory. The consolidated Mineral Reserve estimate based on Proven and Probable Reserves for Los Filos is presented in Table 5.

Table 5 – Consolidated Mineral Reserves statement for Los Filos Mine Complex as at October 31, 2018

Classification	Mining Method	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)
	Open Pit	24,937	0.66	530
Proven	Underground	1,231	6.03	239
	Proven total	26,168	0.91	768
	Open Pit	70,990	0.95	2,179
Probable	Underground	7,062	6.38	1,447
	Probable total	78,052	1.44	3,626
Proven and Probable	Open Pit	95,927	0.88	2,708
	Underground	8,293	6.32	1,686
	Proven and Probable	104,220	1.31	4,395
Probable Leach Pad Inventory (recoverable)				114
Total Proven and Probable				4,509

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery. The exception is leach pad inventory, which is stated in terms of recoverable Au ounces.
3.	Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
4.	Allowances for external dilution and mining recovery are applied.
5.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
6.	Summation errors may be present due to rounding.

Los Filos Open Pit

The Mineral Reserve estimate for Los Filos Open Pit is presented in Table 6.

Table 6 – Los Filos Open Pit Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	23,384	0.67	506	2.4	1,812
Probable	3,473	0.47	52	2.3	255
Total Proven and Probable	26,857	0.65	558	2.4	2,067

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
4.	Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.	Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.	Mining recovery is set to 99%.
7.	Heap leach process recovery varies based on rock type.
8.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.	Summation errors may be present due to rounding.

Bermejal Open Pit

The Mineral Reserve estimate for Bermejal Open Pit is presented in Table 7.

Table 7 – Bermejal Open Pit Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	1,172	0.48	18	6.0	226
Probable	33,422	0.57	613	8.0	8,565
Total Proven and Probable	34,593	0.57	631	7.9	8,791

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
4.	Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.	Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.	Mining recovery is set to 99%.
7.	Heap leach and CIL process recoveries vary based on rock type and sulphur grade.
8.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.	Summation errors may be present due to rounding.

Guadalupe Open Pit

The Mineral Reserve estimate for Guadalupe Open Pit is presented in Table 8.

Table 8 – Guadalupe Open Pit Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	381	0.51	6	7.5	92
Probable	34,096	1.38	1,514	10.8	11,854
Total Proven and Probable	34,477	1.37	1,520	10.8	11,945

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
4.	Mineral Reserves are defined by pit optimization and are based on variable break-even cut-offs as generated by process destination and metallurgical recoveries.
5.	Dilution is assigned an average of 5% at a zero grade for Au and Ag.
6.	Mining recovery is set to 99%.
7.	Heap leach and CIL process recoveries vary based on rock type and sulphur grade.
8.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
9.	Summation errors may be present due to rounding.

Los Filos Underground

The Mineral Reserve estimate for Los Filos Underground is presented in Table 9.

Table 9 – Los Filos Underground Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	836	5.34	144	18.2	490
Probable	1,073	5.63	194	33.2	1,146
Total Proven and Probable	1,910	5.50	338	26.7	1,636

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Mineral Reserves include all material contained within stope solids plus an allowance for external dilution.
4.	Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
5.	Mineral Reserves are reported based on a cut-off grade of 2.6 g/t.
6.	Dilution is assigned an average of 10% at a zero grade for Au and Ag.
7.	Mining recovery is set to 98%.
8.	Heap leach process recovery for Au is 80%.
9.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
10.	Summation errors may be present due to rounding.

Bermejal Underground

The Mineral Reserve estimate for Bermejal Underground is presented in Table 10.

Table 10 – Bermejal Underground Mineral Reserves statement as at October 31, 2018

Category	Quantity (kt)	Grade (g/t Au)	Metal Contained (koz Au)	Grade (g/t Ag)	Metal Contained (koz Ag)
Proven	395	7.50	95	26.5	337
Probable	5,989	6.51	1,253	19.1	3,680
Total Proven and Probable	6,383	6.57	1,348	19.6	4,016

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves.
2.	Mineral Reserves are stated in terms of delivered tonnes and grade, before process recovery.
3.	Mineral Reserves include all material contained within stope solids plus additional factors for external dilution.
4.	Metal price assumptions were $1,200/oz for Au and $4.39/oz for Ag.
5.	Mineral Reserves are reported based on a variable cut-off value.
6.	Dilution is assigned an average of 8% at a zero grade for Au and Ag.
7.	Mining recovery is set to 99%.
8.	Process recovery for Au averages 88%, and is set to 0% for Ag.
9.	Tonnage and grade measurements are in metric units. Contained Au and Ag ounces are reported as troy ounces.
11.	Summation errors may be present due to rounding.

Mining Operations

Los Filos comprises the active Los Filos Open Pit and Bermejal Open Pit, the active Los Filos Underground Mine, one planned open pit mine - Guadalupe Open Pit, and one planned underground mine - Bermejal Underground Mine. Stripping was scheduled to commence at Guadalupe Open Pit in Q1 2020.1 Development mining to date at the Bermejal Underground Mine includes establishment of a portal, surface infrastructure and completion of a 1330 m ramp. Ore mining was expected to commence in Q2 2019.2

Open pit mining is by conventional drilling and blasting with loading by excavator and haulage by trucks to a crusher for Crush heap leach processing or directly to a run-of-mine (Uncrush) leach pad.

At Los Filos Underground, the overhand cut-and-fill mining method is used in narrow areas and the overhand drift and fill method is used in the wider areas. All underground ore is trucked by contractors to the crusher. The mining method planned for Bermejal Underground mine is underhand cut and fill.

Processing and Recovery Options

Ore is processed by conventional heap leaching methods to recover the contained gold and silver. In addition, installation of CIL cyanidation processing facilities to recover gold and silver from higher grade ore sourced primarily

[1]	As noted in the section entitled Recent Developments - Phased Development Plan, this was accelerated to Q4 2019.
[2]	As noted in the section entitled Recent Developments - Phased Development Plan, this was deferred to late 2020.

from the future Bermejal Underground mine is being investigated.

Heap Leach Operations

Ore is sourced from three areas: Los Filos and Bermejal Open Pits and Los Filos Underground. Eventually heap leach ore will also be sourced from the Guadalupe open pit, which will be developed as an extension of the Bermejal Open Pit. There are several ore types being mined from these deposits, including oxides, intrusives, carbonates, endoskarn (altered intrusives) and sulphides. Mineralization from the open pit and underground operations is classified as either low-grade or high-grade ore. Low grade ore is heap leached as Uncrush ore (run-of-mine) and medium-high grade ores are heap leached as Crush ore.

Heap Leach Pads 1 and 2 are currently in operation, each with a separate leachate collection system. Pad 1, the original heap leach pad, has been historically loaded with both Crush ore and Uncrush ore but is presently only loaded with Uncrush ore. Pad 2, which became operational in 2013, was initially loaded with Uncrush ore for the first one to two lifts, but currently is only being loaded with Crush ore at 5 m lift heights.

Medium to high-grade ore is crushed to 80% passing (P80) 19 mm in a two-stage crushing circuit consisting of a primary jaw crusher and two Metso HP-800 secondary cone crushers operated in closed circuit with double-deck banana screens.

During 2018 a series of new overland conveyors were installed to convey crushed open pit ore to an agglomeration drum located on Pad 1, where the ore is more efficiently agglomerated with cement for improved quality of agglomeration, and then conveyed directly onto Pad 2 where the ore is stacked via mobile conveyors (grasshoppers) and a radial stacker. It is noted, however, that high-grade underground ore is agglomerated in the agglomeration drum and then discharged to a staging area near the agglomerator and then truck-hauled to a separate leaching area on Pad 2.

Low-grade ore is hauled by mine trucks and placed separately on Pad 1 as Uncrush ore for leaching, following the addition of lime at a rate of 3 kg/t on each loaded haul truck. No ore sourced from Los Filos Underground is classified as low grade.

The gold-rich pregnant leach solution (PLS) from each heap leach pad is collected at the bottom of the geosynthetically-lined heap leach pads via a network of solution collection pipes and is channeled into separate PLS ponds for Pads 1 and 2. The PLS is pumped from these ponds to an Adsorption-Desorption-Recovery (ADR) plant, where the gold is adsorbed onto carbon in a conventional carbon-in-column (CIC) circuit. The gold that has been adsorbed onto the carbon is then stripped (eluted) from the carbon using the Pressure Zadra Process. The eluted gold and silver, now in a higher-grade solution, are then passed through a series of electrowinning cells where the gold and silver are recovered as a cathodic precipitate. The resulting gold/silver precipitate is dried, blended with various fluxes, and processed in an induction furnace to produce a final gold/silver-bearing doré product.

After the gold and silver are extracted from the PLS solution through carbon adsorption, the barren solution is recharged with sodium cyanide and then pumped back to the heap leach pads for distribution by a drip irrigation system at the specified cyanide concentration to leach the Crush and Uncrush ores.

During the earlier years of Los Filos, the heap leach did not achieve the anticipated gold recovery due to a variety of operational issues, including the lack of effective ore agglomeration. At the end of 2014, overall gold recovery was reported at 49.5% as compared to the predicted recovery of 61.1%. By the end of third quarter of 2018, overall gold recovery had increased to 54.1% versus a modeled recovery of 59.0%, which represents an increase in leach efficiency to 91.7% recovery of recoverable gold. Through October 31, 2018 a total of 2.88 million ounces of gold have been poured at Los Filos.

Carbon-in-Leach Cyanidation

The CIL plant design is based on a metallurgical flowsheet developed for optimum recovery while minimizing capital expenditure and operating costs. As the CIL plant will be an addition to an existing operation the existing site services (power, water etc) will be used, where appropriate, to supply the new facilities and the existing (modified) ADR plant will be used for recovery of gold from the loaded carbon.

The flowsheet for the new CIL plant includes crushing, grinding, CIL cyanidation, carbon regeneration and thickening and filtration of the CIL tailings for dry stack storage. The existing ADR circuit will be modified for the higher gold and silver loadings on the carbon and the precious metals will be smelted to doré bars in the existing gold room.

Process plant feed will include four main ore types, Bermejal Underground, Bermejal Open Pit, Los Filos Underground and Guadalupe Open Pit.

The average LOM gold grade is 4.99 g/t Au and 21.0 g/t Ag. A life of mine ore production and CIL plant feed schedule are provided in section 22.4 of the Los Filos Technical Report. Gold and silver production has been estimated for the economic analysis by applying the CIL gold recovery formulae in section 13.8.4 of the Los Filos Technical Report.

The plant design is considered appropriate for a project with a 10-year operating life.

The key project design criteria for the plant are: capacity to treat 4,000 tpd (1.46 Mtpa) of varying blends of the main ore types as determined by the integrated life of mine production schedule. The crushing plant utilization is planned to be 75% and CIL and tailings filtration plant utilization is 91.3%, supported by the incorporation of surge capacity and standby equipment where required. The grinding plant will grind ores to a P80 of 75 µm and leach them in a CIL circuit for 40 hours to recover an estimated 89% and 40% of the contained gold and silver respectively. Gold will be recovered from the loaded CIL carbon in the existing ADR plant, which will be modified to accommodate the higher gold and silver carbon loadings. CIL plant tailings will be filtered and washed with barren solution to reduce the entrained cyanide level before delivery, by truck, to a dry stacking facility (the filtered tailings storage facility). Sufficient automation and plant control will be incorporated to minimize the need for continuous operator intervention but to allow manual override and control if and when required.

The CIL design documents have been prepared incorporating engineering and key metallurgical design criteria derived from the results of historic and recent metallurgical testwork programs. Provision has been made in the layout for future expansion by addition of a ball mill, two additional leach tanks and a fifth tailings filter. Additional footprint has been allowed in the layout for the installation of a SART plant for treating the tailings thickener overflow to recover copper and cyanide from the circuit and allow the economic treatment of ores with a higher cyanide soluble copper content.

Infrastructure, Permitting and Compliance Activities

Major infrastructure at Los Filos includes the following: two open pits: Los Filos and Bermejal; an underground mine with two sectors: North and South Sectors of the Los Filos Underground Mine; seven waste rock dumps, including in-pit waste dumps at the Los Filos and Bermejal Open Pits; primary and secondary crushing plants (up to 25,000 t/d capacity); overland conveyors; agglomerator with cement and lime silos; two heap leach pads, one for Uncrush ore and one for Crush ore, with associated mobile conveyors and stackers; two pregnant solution collection ponds, one for each heap, one recirculation pond, and two contingency water ponds; ADR plant and gold refinery.

Support facilities on the property include a 1,200 m long paved air strip, access and haul roads, maintenance and warehouse facilities, drill core logging and storage facilities, laboratories, environmental monitoring facilities, water and fuel storage and distribution facilities, and administrative facilities both above and underground.

Additional infrastructure that is not directly on the Los Filos property but located nearby includes a power substation, water supply line and pumping stations, and the residential camp for up to 294 persons.

Power is delivered at 115 kV from the Mezcala main substation located 8 km from site to the Los Filos 20 MVA substation, which is designed to have capacity for an additional 10 MVA transformer to be added for future mine expansions via an additional bay in the existing substation. Current power consumption averages about 14 MW/a, or about 70% of the existing substation’s power capacity, and peaks at 16 to 16.5 MW. To accommodate the planned Bermejal Underground project and new CIL process plant, additional electrical infrastructure is required.

An emergency power plant was constructed during 2008 to provide back-up power for the leach solution pumps and the gold refinery. The generators are housed within the ADR plant; there are two redundant CAT diesel generator plants (2,500 kVA) installed. There is a concrete foundation for a third unit if it becomes necessary.

Fuel and gasoline are trucked to site and stored in tanks.

Site communications include satellite service and use of VoIP for telephones, and Internet protocols for regular computer business and communications. Surface operations, including the open pits, use two-way radio communications and a wireless truck/shovel dispatch system supplied by Modular Mining Systems. The underground mines have a leaky feeder radio communications system.

Appropriate environmental permits have been granted for Los Filos including the area of the open pits by the relevant Mexican Federal and State authorities. Los Filos secured a total of 4,246 ha to cover surface rights required for Los Filos, including the area of current open pits, underground mine portals, process and ancillary facilities, roads, services, and a buffer area to allow for any future growth and potential exploration targets. For the Guadalupe area there is one portion of the Guadalupe Open Pit that will require a land access agreement with the Xochipala community and a land use authorization.3

Capital and Operating Costs

Los Filos Mine Complex – LOM Cost Estimates

The LOM capital cost estimate is $361.6M, extending from 2018 to 2028. This figure includes $177.4M for initial and expansion capital (Table 11) and $184.2M for sustaining capital (Table 12). The initial capital period extends from 2018 to 2020.

Table 11 – Summary estimate of initial and expansion capital costs for Bermejal Underground and CIL plant (2018 to 2020)

Item	2018 - 2020 ($M)
Bermejal Underground Mining[1]	62.8
CIL Plant	76.3
Tailings Filter System	26.1
Preparation of Tailings Deposition Area	4.0
Substation	6.5
Transmission Line	1.8
Total	177.4

[3]	This agreement was entered into subsequent to the filing of the Los Filos Technical Report.

Note:

1.

The economic analysis in section 22 of the Los Filos Technical Report is based on initial capital of $65.4M for Bermejal Underground (compared to $62.8M stated above) due to capitalization of some operating costs during the ramp up period.

Table 12 – Summary estimate of sustaining capital costs (2018 to 2028)

Cost Item	2018 - 2028 ($M)
Los Filos Open Pit Mining	14.4
Bermejal Open Pit Mining	6.4
Guadalupe Open Pit Mining	19.2
Los Filos Underground Mining	22.9
Bermejal Underground Mining[1]	47.5
Processing Sustaining (HL Pad)	15.1
G&A Sustaining	5.8
Reclamation and Environmental[2]	52.8
Total	184.2

Notes:

1.

The economic analysis in Section 22 of the Los Filos Technical Report is based on sustaining capital cost of $54.7M for Bermejal Underground (compared to $47.5M stated above) due to the re-allocation of some capital costs after the completion of the ramp up period to sustaining capital.

2.	Total project reclamation and environmental expenditures of $52.8M include amounts that will be spent after gold production ends in 2028.

The total LOM operating costs are estimated at $2,440M as shown in Table 13. Approximately 88% of the LOM operating costs are related to mining and processing, with the remainder attributable to community, land access, and G&A.

Table 13 – Summary estimate of LOM operating costs

Cost Item	2018 - 2028
	($M)	(%)
Mining	1,487.9	61%
Processing	662.5	27%
General and Administrative, Community and Land Access	289.7	12%
Total	2,440.1	100%

The capital and operating costs presented in Tables 11, 12 and 13 differ slightly from the capital and operating costs presented in Section 22 of the Los Filos Technical Report because of cashflow modeling adjustments related to the capitalization of open pit waste stripping and Bermejal Underground pre-production mining.

For the purposes of tax calculations, and for categorization in terms of unit costs, a portion of the major waste-stripping costs was capitalized. The criteria for capitalization was that the waste-stripping volume was above the waste-stripping level at the overall LOM average strip ratio for the mine. This closely coincided with pushbacks for major expansions and extensions, thus making the calculation a valid proxy for a phase-by-phase analysis and attribution. A summary of the costs capitalized is shown in Table 14.

Table 14 – Capitalized waste-stripping costs

Capitalized Waste Costs	2019 - 2020	2021 - 2028	LOM
	($M)	($M)	($M)
Los Filos Open Pit	8.1	23.4	31.5
Bermejal Open Pit	0.0	28.0	28.0
Guadalupe Open Pit	29.0	37.2	66.2
Total Capitalized Waste Movement Costs	37.1	88.6	125.7

CIL Capital Costs

The CIL plant capital cost estimate was compiled by Lycopodium and presented in a summary format. The capital cost estimate reflects the Los Filos expansion project scope as described in the relevant sections of the Los Filos Technical Report.

All costs are expressed in USD unless otherwise stated and based on Q4 2018 pricing. The estimate is deemed to have an accuracy of ±15%.

The capital estimate by area is summarized in Table 15.

Table 15 – CIL capital cost estimate summary by area (Q4 2018, ±15%)

Area Description	Cost ($k)
000 Construction In-directs	8,128
100 Treatment Plant Costs	55,606
200 Reagents & Plant Services	8,764
300 Infrastructure	2,819
500 Management Costs	8,947
600 Owners Project Costs	7,744
Subtotal	92,008
Contingency	10,375
Total	102,382

Further details regarding the scope and exclusions to the capital estimate are provided in Section 21 of the Los Filos Technical Report.

Heap Leach Operating Cost Estimate

During 2018 (Q2-Q3) Crush ore heap leach operating costs reported by DMSL averaged $8.01/t, which includes $1.34 for crushing and stacking and $6.67 for leaching and ADR. Average Uncrush ore heap leaching costs were reported at $3.00/t. DMSL has undertaken initiatives to improve heap leach operating practices and to reduce process operating costs. By 2021, Crush ore heap leach operating costs are projected at $6.15/t and Uncrush ore heap leach operating costs are projected at $2.76/t.

CIL Operating Cost Estimate

The CIL plant operating costs have been developed based on a design processing rate of 1.46 Mtpa of ore. The plant will normally operate 24 hrs/day, and 365 days/year with a 75.0% (6,570 hrs/year) utilization of the crushing plant and 91.3% (8,000 hrs/year) utilization of the milling, CIL and balance of the plant.

All costs are expressed in United States dollars ($) unless otherwise stated, to an accuracy of ±15% and are based on the Q4 2018 pricing. The process plant operating costs for the CIL facilities are summarized in Table 16.

Table 16 – Base CIL plant 1.46 Mtpa operating cost summary

Cost Centre	Process Operating Cost
	($k/year)	($/t ore)
Plant Operating Cost:
Operating Consumables
Crushing Plant	167	0.11
Milling Plant	2,395	1.64
CIL	6,371	4.36
Thickening and Filtration	742	0.51
Existing ADR	375	0.26
Miscellaneous	253	0.17
Subtotal Consumables	10,303	7.06
Plant Maintenance	872	0.60
Laboratory (Plant)	123	0.08
Power	4,216	2.89
Labour (Plant Operations & Maintenance)	684	0.47
Subtotal	5,896	4.04
Total	16,199	11.10

The operating cost estimate has been compiled from a variety of sources and is based on ‘typical’ low copper, low sulphide plant feed.

The copper content and to a lesser extent the sulphur content of the ore is critical to the CIL operating cost as they impact the cyanide and lime consumption. Formulae were developed to estimate operating costs based on the CIL feed copper concentration and the life of mine operating costs used in the economic model reflect the ‘base’ operating cost quoted above, adjusted using these formulae, to estimate the cost of treating the ore composition reflected in the mine schedule.

Economic Analysis

The Los Filos expansion project, that includes the construction of the Bermejal Underground mine and CIL plant, shows strong economic viability in the context of an overall operation. The after tax net present value (NPV) of the cashflow of the entire project is estimated at $702.5M. The post-tax IRR is estimated at 86%, although this must be viewed in the context that significant portions of the cashflow are due to existing operations without significant initial capital investment contemplated.

Within that overall cashflow, a discrete project is being implemented that comprises the Bermejal Underground Mine and an associated CIL plant. The initial capital outlay associated with the Bermejal Underground and CIL plant is estimated at $180M. Economic analysis evaluating the economic viability of these two capital projects determined that both contribute positively to the overall cashflows and NPV of the Los Filos expansion project.

The Los Filos expansion project production schedule features high grades, particularly in the first five years of Bermejal Underground production. The high margins potentially achievable during this period drive significant value in the analysis. Approximately two thirds of the total project NPV is achieved by the end of the fifth year of the 10-year production period (2019 to 2028). A summary of the economic analysis results is shown in Tables 17 and 18.

Table 17 – Project Key Outcome Summary

Parameter	Value
Total Gold Proven and Probable Mineral Reserves[1]	4.509 Moz
Total Gold Production	3.299 Moz
Total Silver Production	5.405 Moz
Total Open Pit Material Mined (Ore+Waste)	516.8 Mt
Total Open Pit Ore Mined	95.9Mt
Open Pit, Average Mined Gold Grade	0.88 g/t
Total Underground Ore Mined	8.3 Mt
Underground, Average Mined Gold Grade	6.32 g/t
Total Ore Tonnes Processed	104.2 Mt
Cash Cost per Ounce	$697/oz
AISC per Ounce (Excl. Remediation)	$739/oz
AISC per Ounce (Incl. Remediation)	$755/oz
Post-Tax IRR (%)	86%
Post-Tax Net Cashflow (undiscounted) ($M)	$915.6
Post-Tax NPV (5%) ($M)	$702.5
Payback Period (yrs)	2.3 years from Jan 2019

Note:

1.	Total gold metal contained is quoted from a consolidated Mineral Reserves statement for Los Filos (Table 5).

Payback period for the investment in the Bermejal Underground Mine and associated CIL plant is estimated at 2.3 years on a post-tax basis. This payback is calculated from January 1, 2019 (beginning of substantial investment) and includes consideration of all site cashflows, including the cashflows associated with the other mines and with heap-leaching operations so as to be from the perspective of an investor in the total site strategic plan. The payback period is the period from January 1, 2019 until the date at which the cumulative net post-tax cashflow becomes positive on a non-discounted, non-escalated basis. This date is estimated at approximately the end of March 2021.

Table 18 – Project Valuation Summary

Category	LOM	NPV (5%)
	($M)	($M) (Discounted)
Total Net Revenue	4,128.3	3,275.6
Total Mine Operating Costs	1,352.5	1,075.6
Total Heap Leach processing Opex	486.4	405.2
Total CIL processing Opex	176.1	134.6
General and Administrative, Community, and Land Access	289.7	233.7

Total Operating Costs	2,304.8	1,849.0
Operating Cashflow	1,823.6	1,426.6
Total Initial Capital	180.1	172.5
Capitalized Stripping	125.7	106.1
Total Sustaining Capital	191.3	149.2
Total Capital Costs	497.1	427.9
Pre-Tax Cashflow	1,326.5	998.7
Corporate Income Tax	277.4	194.7
NET VAT Cashflow	-4.4	-1.1
Mining Duty	137.9	102.7
Total Tax	410.9	296.3
After-tax Net Cashflow	915.6	702.5

Exploration, Development and Production

Exploration

In 2019 Los Mine exploration programs included 107 holes totalling 24,856 metres in the Guadalupe, Los Filos underground and Bermejal South target areas. The drilling was focused on identification of new resources or conversion of resources to reserves. Guadalupe drilling included 35 core holes and 29 RC holes to test below the pit limits, drill areas of Inferred mineralization and explore along the southern edges of the pit limits. At Los Filos underground the step-out drilling included 38 holes totalling 9,342 metres on a new mineralized zone near Creston Rojo, and extending the Nukay and Peninsular deposits to depth. The first phase of the Bermejal multi-phase exploration program was completed. The program was planned to explore the southern portion of the Bermejal intrusive and included five holes totalling 971 m completed at the Carmen target area that extends beyond the southern limit of the Guadalupe open-pit.

In 2020 the exploration program is US$7.3M and includes 172 holes totalling 35 km in Guadalupe, Los Filos underground, and Bermejal South. Drilling at Guadalupe includes 18 core holes (3,800 m) and six RC holes (1,400 m) to test east of the current pit design and areas with old mine workings. Los Filos step-out drilling is 34 holes (7,900 m) focused on extensions of Nukay and Peninsular. The second phase of the Bermejal multi-phase exploration program includes mapping, trenching and sampling along the eight km long skarn-intrusive contact of the southern portion of the Bermejal Intrusive. This fieldwork is in preparation for a drilling program of 44 core holes (9,235 m) on several target areas.

Development

Guadalupe open-pit access was completed in Q3 2019 and initial mining commenced September 29, 2019. Mining in Guadalupe was transferred to the Los Filos mine operations in February 2020.

Work on Bermejal Underground mine infrastructure and preparations for development continued in late 2019 and Q1 2020. The project already has a portal and 1,300 m long ramp completed. Recent activities included establishment of two ventilation raises and development of a cross-cut for access to the raises. The additional ventilation was required prior to commencing the next stage of ramp and level development. Contractor bidding and selection was ongoing in Q1 2020.

A review of the planned CIL plant size, location and associated costs was initiated in Q1 2020. The October 2018 feasibility study included a 4,000 tpd process plant with capex including infrastructure of $114.4 million. The improved gold price and opportunity to potential process additional ore in the process plant led to the review prior to commencing detailed engineering. The CIL would be operated concurrently with the existing heap leach pad and includes filtered plant tailings and a dry filtered tailings storage facility. CIL plant construction is anticipated to start in early 2021.

Production

Recent production is from Los Filos underground high-grade ore at 2000 tpd and reprocessing of previously leached material.

Aurizona Mine

Aurizona is an operating open-pit mine and processing plant located in Maranhão State, Brazil. Aurizona produced gold from 2010 to 2015 but was placed on care and maintenance in the third quarter of 2015. Equinox Gold’s current executive team assumed management of Aurizona in August 2016, released the results of a feasibility study in July 2017, commenced full-scale construction in January 2018, and announced commercial production at Aurizona effective July 1, 2019.

Aurizona produced a total of 75,282 ounces of gold during 2019, including pre-production ounces, at AISC of $928/ounce.

Equinox Gold released 2020 guidance on March 31, 2020, estimating Aurizona production for 2020 at 115,000 to 125,000 ounces of gold at AISC between $1,100 to $1,150 per ounce. Guidance reflects the Company’s expectations ex-COVID and is intended to provide baseline estimates from which investors could assess the Company’s expectations for its expanded asset base. The Company may revise its expectations during the year to reflect changes to expected results, including from current and potential effects on operations related to the COVID-19 pandemic, and will provide updated guidance as practical.

Other than the information under the heading Exploration, Development and Production, the information that follows relating to Aurizona is derived from, and in some instances is a direct extract from the Aurizona Technical Report. The information below is based on assumptions, qualifications and procedures that are set out only in the Aurizona Technical Report and reference should be made to the full text of the Aurizona Technical Report which Equinox Gold has filed under its SEDAR profile at www.sedar.com, its EDGAR profile at www.sec.gov/EDGAR and which is available on Equinox Gold’s website at www.equinoxgold.com.

Project Description, Location and Access

The Aurizona Mine is located in the state of Maranhão in northeastern Brazil between the cities of São Luis and Belém. Aurizona is centered at approximately 01°18’ south latitude and 45°45’ west longitude on the Atlantic coast of northern Brazil, 320 km northwest of the state capital city of São Luis and within 3 km of an ocean inlet.

Year-round road access to the mine is available from the state capital cities of Belém, Pará (400 km), and São Luis, Maranhão (320 km), the latter requiring a ferry transfer from São Luis island to the mainland or a longer bypass by road on land. The main federal highway connecting both capitals has been resurfaced in both states and is in good condition. A state highway connects the federal highway with the town of Godofredo Viana, from which Aurizona is accessed by 16 km of a regularly maintained eight-metre-wide laterite road.

Mineral Tenure and Surface Rights

Aurizona consists of a developed mine camp, open pit operation, process plant, and associated infrastructure and includes one active mining license totaling 9,981 hectares and 12 exploration licenses totaling approximately 97,042 hectares for a total land package of approximately 107,023 hectares. The Tatajuba exploration licence is in the process of being converted to a mining license.

All thirteen licenses are 100% held by Equinox Gold via its indirect wholly-owned subsidiaries Mineração Aurizona S.A. (MASA) and Luna Gold Pesquisa Mineral LTDA. The Piaba and Boa Esperança deposits, as well as several near-mine exploration targets are covered by the mining licence.

Equinox Gold, through MASA owns all surface rights required for operation of the Aurizona Mine.

Royalties

Aurizona is subject to production royalties held by the Brazilian government and Sandstorm. The Mining License is subject to a government royalty of 1.5% which is applied to gross revenue from sales payable to the Brazilian government. Previously, Aurizona was subject to a 17% gold stream payable to Sandstorm. This gold stream has been terminated and replaced by two net smelter return (NSR) royalties (the Aurizona Project NSR and the Greenfields NSR) and a convertible debenture in favour of Sandstorm dated January 3, 2018. The Aurizona Project NSR covers the mining license and the four brownfield exploration licenses including all the Mineral Resource estimates presented in this summary and in the Aurizona Technical Report, and any future resources from these properties that would be processed through the Aurizona mill net of third-party refining costs. The Aurizona Project NSR is a sliding scale royalty based on the price of gold as follows:

●	3% if the price of gold is less than or equal to $1,500/ounce

●	4% if the price of gold is between $1,500 and $2,000/ounce

●	5% if the price of gold is greater than $2,000/ounce.

The Greenfields NSR covers the other eight Aurizona exploration licences and are subject to a 2% royalty. Sandstorm holds a right of first refusal on any future streams or royalties on the licences covered in the Aurizona Project NSR or Greenfields NSR.

History

The Aurizona region has a long history of artisanal gold production dating back to the Jesuits in the 17th Century. In 1912, there was considerable activity around the village of Aurizona and again in 1931 when the government declared a “free mining area except for the tax on gold production payable to the State. Artisanal miners (garimpeiros) have been active in the region since that time and have recovered gold nuggets over 30 kg in size from the alluvial flats.

In 1978, Brascan, through subsidiary companies, started exploration programs in the alluvium that lasted through 1985. In 1988, MASA, then a subsidiary of Brascan, received a license to mine within Brazil’s National Department of Mineral Production (DNPM, now the ANM) area 800.26/1978. In 1991, a joint venture agreement was signed between Cesbra S/A, a Brascan Brazil subsidiary, and Unamgen, an exploration subsidiary of Gencor, the South African mining company. Unamgen assumed the position of operator of the joint venture company, MASA. In 1996, Gencor agreed to sell its gold assets in Brazil to Eldorado Gold (Eldorado) and in the process introduced Eldorado to Cesbra resulting in a new project joint venture with Unamgen. In 1997, an exploration program commenced that included diamond and RC drilling of the extensions of the Piaba deposit (as described herein) along strike to the east and west. In total, in the period from 1991 to 1997, approximately 22,000 m were drilled (core and reverse circulation) at Aurizona by Unamgen.

Apart from the minor work necessary to maintain title, no further systematic exploration or development activity was carried out until Luna Gold acquired 100% of MASA from both joint venture partners in January 2007. In the meantime, the regional infrastructure had improved considerably in terms of road access, telecommunications and grid power availability.

Luna Gold, a predecessor of Equinox Gold, conducted extensive exploration of the property upon assuming ownership and advanced the project through feasibility and construction and into production. Aurizona produced a total of 329,042 ounces of gold between 2010 to 2015 until the project was placed on care and maintenance.

Current Equinox Gold management assumed management of Aurizona in August 2016.

In early January 2018 Equinox Gold’s Board approved full-scale construction of Aurizona. In July 2019 Equinox Gold announced that commercial production had been achieved at Aurizona.

Geological Setting, Mineralization and Deposit Types

Aurizona is characterized as a greenstone-hosted orogenic gold system. Mineralization occurs as structurally controlled gold deposits including the Piaba deposit, which is currently being mined. Piaba, Boa Esperança, and Tatajuba deposits are on and adjacent to the Aurizona Shear Zone (ASZ), a regional northeast-striking structure. These deposits are hosted by Paleoproterozoic volcano-sedimentary and intrusive rocks of the São Luis Craton (SLC), an eastern extension of the Guyana Shield which contains several major Proterozoic gold deposits including Las Cristinas, Omai, and Rosebel, extending from Venezuela to Brazil. Geology at Aurizona is dominated by volcano-sedimentary sequences of the 2.23-2.24 Ga Aurizona Group, and granitoids of the Tromaí Intrusive Suite. The Aurizona Group is comprised of felsic, intermediate, and mafic volcanic and volcaniclastic rocks, as well as metasedimentary rocks. The bedrock units are covered by Phanerozoic sedimentary basin deposits and recent coastal sediments.

Gold mineralization at Piaba and the other deposits is generally associated with subvertical tabular zones of intense shearing and quartz-carbonate-sericite±chlorite hydrothermal alteration. Quartz±carbonate shear veins are the primary host for gold mineralization with flat to shallow dipping quartz±carbonate extensional veins also carrying gold. Pyrite is the dominant sulphide with lesser arsenopyrite or pyrrhotite, except at Tatajuba where arsenopyrite mineralization is commonly observed. Native gold is observed within the grey shear veins, commonly along vein margins.

A mature regolith profile has developed across Aurizona with distinct effects on geochemical dispersion and physical properties within each domain type. The mineralized sequence is weathered to a vertical depth of more than 60 m, below which primary gold mineralization occurs in fresh, sulphide-bearing rocks.

Exploration

Exploration at Aurizona since 2007 has been operated by MASA working out of the Aurizona Mine camp. The exception is the work performed by AngloGold on the regional greenfields joint venture between 2016 and 2018, which was operated by AngloGold personnel. In May 2016, AngloGold entered into earn-in joint venture agreement (JV) on Equinox’s greenfields concessions at Aurizona. The JV covered approximately 1,700 km2 of regional exploration ground. Roughly $9 M in expenditures was spent on exploration including completion of more than 43,000 line-kilometres of airborne geophysics, approximately 10,000 metres of drilling, and soil geochemistry and geologic mapping surveys. In August 2018, the JV was terminated, and Equinox retained its 100% interest in the greenfield concessions.

Exploration activities on these licenses are summarized in Table 19, most of which targeted the numerous Brownfield targets. Within this summary and in the Aurizona Technical Report, “Brownfield” is defined as the deposit areas with sufficient drill density to support Mineral Resource estimates that are within three km of the mine infrastructure.

Table 19 – Summary of Exploration Activities to December 2019

	Historic	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	TOTAL
	Surface Sampling
Soil Sampling (samples)	23,484		2,500	3,041	15,142	19,148	9,074	3,408	308			4,176	4,176		84,457
Rock Sampling (samples)	738	13	106	87	171	267	957	151	551	362	23	213	253		3,892
Channel Sampling (metres)						128	1,944	231	145	157	97	291			2,993
Trenching (metres)						3,187					253				3,440
			Geophysical Surveys
Airborne Magnetics/ Radiometrics (line km)	23,908											37,726			37,726
Airborne EM (line km)												5,586			5,586
Ground Magnetics (line km)					50	265	236	249	19						819
IP (line km)							9	34							43

Drilling

Aurizona has several exploration targets that warrant further exploration. The Piaba underground requires roughly 17,000 m of drilling to upgrade resource classification and support underground studies. There are numerous regional trends that require further drill testing including targets within the Eastern Brownfields, an area with several prospects one km northeast of the Piaba open pit and the Touro area, 15 km south west of the mine infrastructure.

Equinox has drilled more than 85% of the meters completed at Aurizona to date. There are three deposit areas, termed the Brownfield area within this summary and the Aurizona Technical Report including the Piaba, Boa Esperança, and Tatajuba deposits, which have a total of 132,936 m of drilling in 944 holes. The dominant drill method for the Brownfield areas was HQ sized, diamond drill holes (DD) with a total meterage of 114,065 m in 642 holes. RC was also utilized for 336 holes with 18,872 m. The deposit drilling is dominantly using angled holes, drilled to the southeast or to the south to intersect steeply dipping, northeast to east-west striking mineralized zones. Grade control drilling in the Piaba open pit is executed with RC and blasthole drilling methods. There is an additional 32,169 m in 336 holes of regional diamond and RC drilling at Aurizona. Auger drilling has been used to delineate trends and condemn sites used for infrastructure.

The drilling procedures are adequate to support Mineral Resource estimation. There are not any drilling or sampling factors that could materially impact the accuracy and reliability of the results.

Sampling, Analysis and Data Verification

Sampling

Equinox maintains a QA/QC sampling program, including insertion and review of coarse blanks, certified reference materials (CRM), and duplicates. Blanks, CRMs, and quarter core duplicates are inserted into the sample stream at roughly a 4% insertion rate per material type.

Sample intervals are a nominal one metre length but may range from 0.3 - 2.0 m length and can cross geological boundaries. An electric core saw is used to cut hard and competent drill core. Saprolite and similar softer material is cut manually with a large knife or machete. Core is consistently sampled on the same side and the remaining half of the core is stored in the core box for reference.

RC samples are collected at the drill rig by the contracted drilling personnel. The entire sample representing a one metre run length is collected at the drill site. RC samples are not processed or split prior to shipment. Entire RC samples are shipped to the commercial assay laboratory where they are dried and split before analysis. Blanks and CRMs are inserted in a similar manner as with drill core samples.

After the cutting and bagging of individual samples, sample shipments are prepared in sealed rice sacks. Sample shipments are transported by a commercial transport company directly from the core facility to the preparation laboratory. The chain of custody procedures includes long term storage of records documenting transport to and receipt of sample shipments at the laboratory. The sample shipments are prepared by MASA staff and have adequate security and tracking measures employed during preparation, packing and transport.

Analysis

Equinox has used ALS Global (ALS) as its primary independent laboratory since 2008, and ACME Analytical Laboratories Ltd (ACME, now Bureau Veritas) in 2007 and late in 2011. A variety of laboratory locations have been used to prepare and assay samples, all of which follow ISO procedures. ALS labs in Australia, Canada, Peru, Brazil, and Chile have ISO 17025:2005 and ISO 9001:2008 accreditation. ACME Vancouver was accredited under the general ISO 9001:2000 regulations.

From 2007 to 2016 all drilling samples were analysed by fire assay with AAS finish and samples returning greater than 10 g/t gold were automatically re-analysed via fire assay with gravimetric finish. In 2017, the procedure was modified to include re-assay of samples that return greater than 10 g/t gold by screen fire assay to address the presence of coarse gold.

The QA/QC materials are appropriately matched to the mineralization at Aurizona. The results are reviewed on a batch by batch basis to monitor the accuracy and precision of the results. A series of rules are followed to audit the QA/QC results and possible failures and subsequent follow up actions are taken as required.

The responsible Qualified Person confirmed the sample preparation, analysis and security procedures demonstrate that the resultant dataset is adequate for use in Mineral Resource estimation and preparation of Mineral Reserves.

Verification

The data used in the resource models and resource estimation was reviewed for critical errors and to evaluate the quality of the analytical data. Location data for the collars and downhole survey measurements were checked for gross errors. Measured physical property values were used to recalculate and verify the in-situ bulk density values being used. The assay data was checked for ranking accuracy and the QA/QC results were evaluated statistically and plotted for visual evaluation. The results of the data verification demonstrate the data is adequate for use in Mineral Resource estimation and preparation of Mineral Reserves.

Mineral Processing and Metallurgical Testing

Various metallurgical test work programs have been completed and relevant test results from test work campaigns between 2011 and 2017 formed the basis for the process design criteria and process plant upgrade design.

The main metallurgical laboratories involved in the testwork included: Paulo Abib Engenharia S.A. (1995); Lakefield Research Limited (1997); Metago (1994 and 2007-2008); Núcleo de Inovações Tecnológicas/NUTEC - Fundação Gorceix (2007); Departamento de Engenharia de Minas da UFMG (2007); HAD Services S/S Ltda (2008); Metcon Research (Metcon) (2009); Advanced Mineral Technology Laboratory, Ltd. (AMTEL) (2013); Hazen Research, Inc. (2013); Koeppern Machinery Australia (Koeppern) (2013); Inspectorate (now Bureau Veritas Commodities Canada Ltd (BV)) (2013 - 2016); SGS Geosol Laboratórios Ltda (2017); and ALS Minerals (2017). A summary of the extensive test work campaigns is set forth in the Aurizona Technical Report.

The testwork results show that the mineralization responds well to gravity concentration followed by a CIL process. There is a significant amount of nugget gold varying widely from sample to sample. On average, the gravity concentration could recover approximately 30% to 40% of the gold from the feeds. Some of the samples contain carbonaceous materials but do not appear to be significantly preg-robbing if the CIL procedure is used for the cyanidation tests.

In general, the transition ore samples are moderately resistant to SAG mill grinding compared to the very competent fresh rock samples based on the SAGDesign WSAG and the SMC Axb ore parameters. Based on the BWi parameter, the transition ore is also softer to ball mill grinding than the fresh rock.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

The current Mineral Resource estimate for Aurizona includes the Piaba open pit, Piaba underground, Boa Esperança open pit, and Tatajuba open pit deposits. The Mineral Resource estimates presented represent an update to the previous Mineral Resource estimates for Piaba open pit, Piaba underground, and Boa Esperança open pit that were previously disclosed by Equinox Gold on March 19, 2019 with an effective date of October 22, 2018. The Mineral Resources of the Tatajuba deposit represent an update of the Mineral Resources initially disclosed March 27, 2015 by Luna Gold. Mineral Resources from the Piaba Open Pit, Piaba Underground, and Boa Esperança deposits presented herein have an effective date of December 31, 2019. Mineral Resources from Tatajuba have an effective date of January 24, 2020. The Mineral Resources are shown in Table 20.

The current Mineral Resource for the open pit portion of the Piaba deposit reflects approximately one year of mining and grade control drilling undertaken by MASA since the October 22, 2018 update. Considerations from mining and the additional drilling have been incorporated into the current Piaba Open Pit Mineral Resource.

The Mineral Resources presented conform with CIM Definition Standards (2014), have been prepared according to CIM Best Practice Guidelines (2019), and are reported in accordance with NI 43-101. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all, or any part, of the Mineral Resources will be converted into Mineral Reserves.

To sufficiently test the reasonable prospects for eventual economic extraction by an open pit, the Qualified Persons used MinePlan’s pit optimiser with input parameters to evaluate the portions of the block model that could be extracted economically. The pit optimisation parameters are summarised in Table 21. The results of the pit optimisation are used to constrain the Mineral Resource with respect to the CIM Definition Standards and does not constitute an attempt to estimate reserves. The open pit resources are restricted to blocks contained within the optimised pit, and above a datum that is the lower of 20 m below the reserve pit or 20 m below the fresh rock – transition contact.

Block model quantities and grade estimates were classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves by Trevor Rabb, P.Geo, a Qualified Person. Geologic interpretations were performed by MASA and Equity in Datamine Studio and Micromine software. Interpretations were imported into Leapfrog software to assist with generating final resource domains. Estimation of Mineral Resources was completed using Micromine software. The databases were provided by Equinox Gold and validated for adequacy by Eleanor Black, P.Geo, a qualified person.

Table 20 – Consolidated Mineral Resource Statement for Aurizona Project, Maranhão, Brazil

Deposit	Area	Category	Cut-Off Grade Gold (g/t)	Tonnes (kt)	Gold (g/t)	Contained Gold (koz)
Piaba	Open Pit	Measured	0.6	2,721	1.25	109
		Indicated		3,339	1.36	146
		Inferred		365	1.65	19
Boa Esperança	Open Pit	Indicated	0.6	445	1.22	17
		Inferred		114	1.28	5
Tatajuba	Open Pit	Indicated	0.6	2,144	1.62	112
		Inferred		234	2.98	22
Total Open Pit		M&I	0.6	8,649	1.38	384
		Inferred		712	2.02	46
Piaba	Underground	Indicated	1.0	7,317	1.96	460
		Inferred		16,500	1.98	1,052
Total Aurizona Resource		M&I		15,966	1.64	844
		Inferred		17,212	1.98	1,098

Notes:

1.	Mineral Resources are reported exclusive of reserves.
2.	Mineral Resources are reported using gold price of USD$1500 /oz gold.
3.

Open pit Mineral Resources are reported using a cut-off grade of 0.6 g/t gold and are constrained using an optimized pit generated using Lerchs –Grossman pit optimisation algorithm with parameters outlined in Table 21.

4.	Underground Mineral Resources are reported using a cut-off grade of 1.0 g/t gold and within a 1.0 g/t gold confining solid.

5.	The Mineral Resource statement has been prepared by Trevor Rabb, P.Geo. who is a Qualified Person as defined by NI 43-101.
6.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
7.	Any discrepancies in the totals are due to rounding.
8.	Mineral Resources from Piaba Open Pit, Piaba Underground and Boa Esperança presented herein have an effective date of December 31, 2019.
9.	Mineral Resources from Tatajuba have an effective date of January 24, 2020.

Table 21 – Pit Optimisation Parameters for Piaba, Boa Esperança, and Tatajuba

Metal Prices
Gold Price ($US per Au oz)	$1,500
Payability (%)	99.9%
Refining/Transportation ($US per Au oz)	$19.50
Royalty (%)	4%
Wall Slopes (Overall Angle in degrees)
Laterite/Saprolite	37°
Hard Saprolite/Transition	33°
Rock	49°
Mining Costs ($US/t moved)
Laterite/Saprolite	$2.32
Hard Saprolite/Transition	$2.32
Rock	$2.32
Process Costs ($US/t processed)
Laterite/Saprolite	$9.98
Hard Saprolite/Transition	$10.28
Rock	$12.13
G&A Costs	$2.84
Process Recovery (%)
Laterite/Saprolite	92.6%
Hard Saprolite/Transition	92.1%
Rock	89.2%

Mineral Reserve Estimate

The Proven and Probable Mineral Reserves at Aurizona have been classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014). Mineral Reserves are defined within a mine plan, with open pit phase designs guided by Lerchs-Grossmann optimized pit shells.

The Mineral Reserve estimate for Aurizona, effective December 31, 2019 is summarized in Table 22.

Table 22 – Mineral Reserves for Aurizona – December 31, 2019

	Proven			Probable			Proven & Probable
Ore Type	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Gold (koz)
Laterite	25	1.31	1	434	1.04	14	459	1.05	15
Saprolite	1,482	1.53	72	1,036	1.23	41	2,518	1.41	113
Transition	2,679	1.52	131	944	1.62	49	3,623	1.55	180
Fresh Rock	8,213	1.50	396	4,965	1.59	254	13,178	1.54	650
Total	12,399	1.51	600	7,379	1.51	358	19,778	1.51	958

Note: This Mineral Reserve estimate is effective as of December 31, 2019 and is based on the Mineral Resource estimate dated December 31, 2019 for Aurizona completed by Equity Exploration. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP., who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pits based on a $1,350/oz gold price. The cut-off grade used was 0.6 g/t for Piaba and Piaba East and 0.41 g/t for Boa Esperança. The mining cost averaged $2.32/t mined, processing costs are $9.98/t for laterite/saprolite, $10.28/t for transition and $12.13/t for fresh rock. G&A was $2.84/t ore processed. The ore recoveries were 92.6% for laterite/saprolite, 92.1% for transition and 89.2% for fresh rock.

Mining Operations

Aurizona is an open pit operation using conventional mining equipment; mining is being completed by a Brazilian contractor.

The mine schedule is based on 2019 Mineral Reserves using the Piaba, Piaba East and Boa Esperança pit areas. It delivers 19.8 million tonnes of proven and probable Mineral Reserves grading 1.51 g/t gold to the process plant over a current design life of 6.5 years. The ore tonnage is made up of 12.4 million tonnes of proven Mineral Reserves grading 1.51 g/t gold and 7.4 million tonnes of probable Mineral Reserves grading 1.51 g/t gold and includes 0.7 million tonnes of proven Mineral Reserves grading 1.1 g/t gold currently in the stockpile from 2019 mining activity.

Waste tonnage totals 99.8 million tonnes to be placed in the various waste rock management facilities. The overall strip ratio is 5.22:1 mined or 5.00:1 delivered (due to stockpiled ore in the schedule).

The mining cut-offs used were 0.6 g/t gold for Piaba and Piaba East and 0.41 g/t gold for Boa Esperança.

The detailed pit phase designs at Aurizona are based on the feasibility study summarized in the technical report entitled “Feasibility Study on the Aurizona Gold Mine Project NI 43-101 Technical Report” dated August 9, 2017 with an effective date of July 10, 2017 prepared for Trek Mining, a predecessor of Equinox Gold (Aurizona Feasibility Study) as the pit optimization shells generated with the current resource model showed the designs to still be valid. They are also in use by the site for planning purposes.

Highwall slope angle criteria vary by area and pit. Work completed during the Aurizona Feasibility Study by third party consultants remains valid and was used in the update of the reserves.

In general, the inter ramp angles vary from 33 to 60 degrees depending on pit area and wall orientation. This is due to foliation present parallel to the walls in certain zones. The geotechnical consultants have provided detailed information for each pit slope area.

Heights between safety benches varies by material type. In the saprolite and transition zones, benches are placed each 6 metres while in the fresh rock they are placed each 18 metres. Berm widths vary from 3.5 metres to 9.0 metres depending on the zone. Every 54 metres vertically in saprolite and transition zones, a 10-metre berm is required.

A larger catch berm of 20 metres is in the design at the -44 level which roughly represents the base of the transition zone. The base of the transition zone is expected to be a dewatering zone for the slope due to the higher permeability of that material as compared to fresh rock.

Three pit areas are considered in the reserves statement: Piaba (8 phases), Piaba East (one phase) and Boa Esperança (one phase). The Boa Esperança open pit is planned to become a water storage facility once excavated but has the potential to be a larger pit in the future.

The mine schedule utilizes the pit and phase designs to send a peak of 3.2 million tonnes of material to the plant in 2021 then lesser amounts in the following years. This peak is possible due to the higher percentage of saprolite which allows a slight increase in plant throughput. Total mine production peaks at 34.9 million tonnes in 2020 then declines as the mine advances.

Equipment sizing for ramps and working benches is based on the equipment fleet in use and has single lane access of 17.8m (2x operating width plus berm and ditch) and double lane widths of 23.5m (3x operating width plus berm and ditch). Ramp uphill gradients are 10% in the pit and 8% uphill on the dump access roads. Working benches were designed for 35m to 40m minimum on pushbacks, although some push-backs do work in a retreat manner to facilitate access.

Mining of Piaba underground is not considered in this Mineral Reserve estimate. It remains a future opportunity to be examined in more detail prior to converting those Mineral Resources to Mineral Reserves.

Tatajuba is also not considered as part of the Mineral Reserve but will be the subject of further study to determine if it may be included in the future.

Processing and Recovery Operations

The process plant was originally designed to treat soft saprolitic ores at a rate of 5,500 t/d. The process plant was subsequently upgraded during 2018-2019 and Aurizona achieved commercial production of the upgraded plant on July 1, 2019. The upgraded process plant consists of the following main processing facilities with a nominal processing rate of 8,000 tpd: primary crushing and associated material handling equipment; crushed ore surge bin, emergency crushed ore stockpile, associated feed and reclaim systems; grinding circuit, including a SAG mill, ball mill, and associated pumping and material handling systems; a gravity circuit with intensive leach reactor, an electrowinning cell and associated equipment; cyanide Leach/CIP circuit and associated gold recovery and carbon handling circuits, including pre-leach thickening, leach and CIP tanks, acid wash and elution, carbon reactivation, gold electrowinning and melting; and cyanide destruction.

The following is a summary of the processing steps. The ROM ore is hauled to the plant site and is either directly dumped into a hopper located at the east edge of the receiving pad or to the ROM stockpiles on the storage pad. The crushing circuit consists of a vibrating feeder, a jaw crusher and apron feeder and produces a product particle size of approximately P80 of 120 mm.

The crushed ore is transported by conveyor to a 65 t surge bin and then reclaimed and fed to the grinding circuit to reduce the crushed ore to a P80 of 100 µm. During normal crusher operation, the surge bin directly feeds the SAG mill. As the crusher can produce more ore than the grinding circuit can accept, ore can be directed via a conveyor to an emergency crushed ore stockpile for reclaim by a front-end loader during crusher outages.

The SAG mill operates in open circuit with a small recirculated pebble stream. A pebble crusher is planned to be installed in the future when more fresh ore is planned to be mined. The ball mill is in a closed circuit with cyclones. A percentage of the cyclone underflow reports to one centrifugal gravity concentrator. On average approximately 33% of the gold in the ROM ore is recovered from the gravity circuit. The intensive leach reactor associated with the gravity concentrators recovers gold from the gravity concentrate. Gold in the pregnant solution from the intensive leach reactor is recovered by electrowinning.

The cyclone overflow flows by gravity to the pre-leach thickener where the slurry is thickened for downstream cyanidation.

The loaded carbon from the CIP circuit is washed by diluted acid solution and eluted in an Anglo-American Research Laboratory elution circuit. The gold in the pregnant solution is recovered by electrowinning. The barren solution is recirculated back to the leach circuit. The gold sludge produced from the electrowinning circuit and the gold sludge from the intensive leach circuit, are filtered, dried, and then smelted independently to produce gold doré bullion.

The tailings from the CIP circuit flows to a cyanide destruction circuit that uses a sulphur dioxide/air process to destroy the residual weak acid dissociable cyanide. The treated residue slurry is then pumped to the TSF.

Infrastructure, Permitting and Compliance Activities

Infrastructure

The Companhia Energética do Maranhão (CEMAR) provides 14MW power supply to the plant via a 69 kV overhead power line.

The major sources of raw water supply for the plant are provided from Lake Pirocaua and reclaim water is from the tailings storage facility. Raw water storage at site is 1.5 Mm3.

The TSF design is based on 19.8 Mt of processed ore and there is potential for future expansions. After detoxification of cyanide, slurried tailings are pumped from the process plant to the TSF and spigoted from the dam crest to maintain the water pool towards the rear of the reservoir area and away from the main dam embankments.

There are four different waste storage facilities required over the life of the mine to accommodate the 99.8 Mt (53.2 Mm3) of waste material.

There is currently a camp located in the Aurizona village with an infirmary, offices, lodging facilities, and kitchen/dining area for serving meals mainly to the administration staff. The majority of the employees and contractor personnel live in the surrounding communities.

Permitting and Compliance Activities

Equinox currently has all required permits for the operation of the Aurizona mine. Permits related to chemical storage, water use, and effluents discharge have been granted and are currently valid. Other required permits for the future operations are planned and/or under the application process.

MASA continues to invest in programs and projects in the communities within the area of influence of the mine that are focused on infrastructure improvement, skills training, education, behavioural change, and strengthening of local institutional and leadership skills. These programs and projects have been developed in partnership with the local communities, the state (Maranhão) institutions, and the Industry State Federation. One of the key tools in ensuring effective communication between the company and the communities was the establishment of the Community Development Committee (CDC). The CDC, which meets monthly, is a volunteer committee and is comprised of local leaders and authorities. The CDC is evolving into an important forum to discuss local issues, to seek common solutions, and implement cooperative strategies for local business development.

Capital and Operating Costs

Capital costs forecast for Aurizona to maintain operations and in order to meet current Mineral Reserves production are expected to total $107.1 million over the remaining mine life.

The total operating cost for Aurizona is $27.95 per tonne processed until the end of the mine life in 2026. Operating costs are broken into three primary areas: mining, processing, and G&A.

The mining cost estimate is based on the reserves pit design and takes into consideration haulage distances, depth of mining, contractor mining costs and expected consumable and maintenance costs. Mine operating costs are based on Equinox Gold’s 2019 Operating Budget and Forecast and are forecast to be $2.30/ tonne moved for the life of mine.

The process operating cost also is based on the forecast and initial operating history of the Aurizona process facility. This cost is estimated to be $10.39 /tonne ore processed until the end of mineral processing in 2026.

G&A operating costs are based on initial operating costs with a forecast for the remainder of the mine life. These costs include the site overhead, social programs, and G&A from local offices but not the corporate overhead. The forecast is $4.89 /tonne ore processed.

Exploration, Development, and Production

Several immediate opportunities to expand the Mineral Resource base at Aurizona are being investigated including the underground mining potential of Piaba and the open pit mining potential of the Tatajuba deposit. Equinox Gold undertook a Preliminary Economic Assessment (PEA) study to assess the underground potential of the Piaba deposit and the results are presented in Section 24 of the Aurizona Technical Report.

Highlights of the PEA (at $1,350 gold) include:

●	740,500 oz gold production from the underground mine, in addition to existing open-pit gold production
●	2,800 tpd mill feed at steady state from the underground mine
●	Mine plan incorporates 2.8 million tonnes of Indicated Mineral Resources grading 2.73 g/t gold and 6.2 million tonnes of Inferred Mineral Resources grading 2.89 g/t gold
●	Mined using low-cost long-hole open stoping method
●	Processed using the existing 8,000 tpd plant and other existing surface infratstructure
●	Initial capital costs of $69.7 million and sustaining capital of $138.4 million[4]
●	$1 billion gross revenue with a post-tax net cashflow of $204 million
●	All-in sustaining cost per ounce of $925/oz
●	$122 million after-tax net present value discounted at 5% (NPV5%) ($228 million at $1,620/oz gold)
●	25% internal rate of return (IRR) (38% at $1,620/oz gold)

The designs and estimates for the underground study include the mining of Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Additionally, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. As such, this study should be regarded as preliminary in nature and the estimates and economic conclusions should not be relied upon.

Equinox Gold intends to advance the potential Piaba underground mine toward a pre-feasibility study that is expected to be completed in 2021. The Company has commenced a 17,000-metre drill program aimed primarily at

[4]	Sustaining capital and all-in sustaining costs are non-IFRS measures. See Cautionary Notes.

converting underground inferred Mineral Resources to indicated Mineral Resources in support of the pre-feasibility study. Future drilling will also target expansion of the Piaba underground deposit at depth and along strike.

The open pit potential of the Tatajuba deposit is presented in Section 14 of the Aurizona Technical Report and drilling to date has enabled an initial Mineral Resource estimate to be reported. The near surface and potentially open-pit available resources at Tatajuba provides the opportunity for additional feed to the processing facility and blending of saprolitic and transition material with fresh rock from Piaba open pit or Piaba underground material. The recent drilling results highlight that the Tatajuba deposit is open at depth and further exploration drilling is warranted to fully test the underground mining potential of underground.

Numerous near mine and regional exploration targets exist and represent significant exploration potential. An exploration program consisting of 14,000 metres of drilling and surface exploration (mapping and geochemical surveys) is planned but subject to access, permitting and potential impediments due to the COVID-19 pandemic.

Optimization and operational improvement studies at Aurizona are focused on metallurgy and processing. On-going metallurgical test work is focused on refining the geometallurgical model in parallel with engineering and economic studies to assess the conversion of the process plant from Carbon-in-Pulp (CIP) to Carbon-in-Leach (CIL).

Mesquite Mine

Mesquite is a run-of-mine heap leach gold mine located in California, USA. Mesquite has produced more than 4.5 million ounces of gold since commencing operations in 1985 and produced on average 130,000 ounces of gold annually over the previous ten years. Equinox Gold acquired the project from New Gold on October 30, 2018. Operations continued during the ownership transition, with 25,601 ounces of production attributable to Equinox Gold from closing to December 31, 2018. Mesquite produced a total of 125,736 ounces of gold during 2019 at AISC of $933 per ounce of gold sold.

Equinox Gold released 2020 guidance on March 31, 2020, estimating Mesquite production for 2020 at 120,000 to 130,000 ounces of gold at AISC between $975 to $1,025 per ounce of gold sold. Guidance reflects the Company’s expectations ex-COVID and is intended to provide baseline estimates from which investors could assess the Company’s expectations for its expanded asset base. The Company may revise its expectations during the year to reflect changes to expected results, including from current and potential effects on operations related to the COVID-19 pandemic, and will provide updated guidance as practical.

Other than the information under the heading Exploration, Development and Production, the information that follows relating to Mesquite is derived from, and in some instances, is a direct extract from the Mesquite Technical Report. The information below is based on assumptions, qualifications and procedures that are set out only in the Mesquite Technical Report and reference should be made to its full text which Equinox has filed under its SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/EDGAR and which is available on Equinox Gold’s website at www.equinoxgold.com.

Project Description, Location and Access

The Mesquite Mine is located approximately 35 miles to the east of the town of Brawley, California, and about 52 miles northwest of the city of Yuma, Arizona. The property is at Latitude 33° 03’ North and Longitude 114° 59’ West. Access to the property is from California State Highway 78 and then north along a paved private road into the Mesquite Mine. The property is approximately 24 miles north of the border with Mexico and 16 miles west of the border with the State of Arizona.

Equinox completed the acquisition of Western Mesquite Mines, Inc. (WMMI), from New Gold, on October 30, 2018. WMMI, Equinox’s wholly-owned subsidiary, holds a 100% interest in the property and operates the mine. The major assets and facilities of WMMI are an open pit gold heap leach mining operation with a carbon-in-column (CIC) processing circuit. A smelting furnace, assay and metallurgical laboratories, administration building, truck shop facility, and other required infrastructure are also located on the mine site.

Mesquite received regulatory approval to begin mining operations on July 2, 2007, after the issuance of the air quality permit from the Imperial County Air Pollution Control District. Commercial production at Mesquite recommenced in January 2008 and it has been operating continuously since. In 2019, the mine produced 125,736 ounces of gold.

Mineral Tenure

The mineral rights at Mesquite consist of 265 unpatented and 53 patented mining lode claims, 97 unpatented and 122 patented mill site claims, 658 acres of California State leased land, and a lease of a portion of the 4,275 acres of adjacent private land owned by the Los Angeles County Sanitation District (LACSD).

All the aforementioned properties are controlled by WMMI and are collectively identified as the Mesquite Plan of Operations Area. The claims located on federally owned lands are administered by the Bureau of Land Management (BLM).

Patented mining lode claims and patented mill site claims on U.S. Federal Land represent a secure title to the land. Unpatented mining and mill site claims do not have a termination date as long as annual assessment work is maintained and the land is held for mining purposes. The Federal fee land is leased by WMMI and can also be maintained indefinitely as long as the annual maintenance fees are paid.

Surface Rights

The surface ownership of patented mining claims, which are identified as Imperial County Assessor’s parcels, have all the general rights of surface ownership as fee land. WMMI also owns patented claims and mill sites south of the mine property for water supply wells.

WMMI has surface operation rights within the leased parcel of the State of California Property.

The lode claims and mill sites maintained by WMMI provide the general right for surface management and operations, subject to environmental permitting and other compliance activities unique to public lands. However, under California’s Environmental Quality Act (CEQA) authority, which generally mirrors the National Environmental Policy Act (NEPA) requirements the BLM is tasked to administer, there is little practical difference in operations and reclamation requirements regardless of whether the land is public or private.

The LACSD is constructing a landfill facility adjacent to, and overlying portions of, the existing Mesquite property. The landfill project will be located on private land owned by LACSD. Under the agreement, WMMI has retained the right to explore, mine, extract, process, market and sell ore, and otherwise conduct mining and processing activities, anywhere within the Mesquite property for an initial period through 2024 with automatic extensions until 2078. LACSD has the right to utilize portions of the overburden stockpiles and spent ore from the leach pads for use as daily cover for the landfill, as well as for construction materials for general purposes as well as liner design. This material will be jointly used by both LACSD and WMMI, but WMMI will have priority.

Royalties

Most of the Mineral Reserves planned for future mining at Mesquite will be subject to a 0.5% to 2% production royalty due Franco-Nevada Corporation and a 2% production royalty due Glamis Associates, depending on the claim group. Claims jointly owned by Franco-Nevada Corp. and Glamis will pay a 1% royalty to Franco-Nevada and a 2% royalty to Glamis Associates. The average royalty per year is 2.6 % to the combination of Franco-Nevada Corp. and Glamis Associates.

WMMI also pays a 6% to 9% net smelter royalty (depending on the relevant gold price) to the California State Lands Commission (CSLC) on production from certain California State leased lands under a Mineral Extraction Lease between WMMI and the CSLC. The royalty percentages are calculated as follows: below $1,300 per troy ounce of gold, the royalty is 6%; from $1,300 to $1,800 per troy ounce of gold, the royalty is 7%; from $1,800 to $3,600 per troy ounce of gold, the royalty is 8%; and above 3,600 per troy ounce of gold, the royalty increases to a maximum of 9%.

History

Gold was first discovered at Mesquite by track crews building the Southern Pacific railroad around 1876. First gold production at Mesquite dates to the late 1800s and early 1900s when placer gold was recovered on a small scale. During the 1920s and 1930s, small-scale subsistence placer mining was conducted in the district. Larger placer and lode mining were reported in the area from 1937 through to the mid-1970s and a number of companies explored the area.

Gold Fields Mining Corporation acquired the property in 1980, conducted exploration and development over the ensuing years and began commercial gold production at Mesquite in March 1986 as a heap leach gold operation. In 1993, Santa Fe Pacific Gold Corporation (Santa Fe) acquired Mesquite. In 1997, Santa Fe was acquired by Newmont Mining Corporation (Newmont). Newmont mined the deposit through May 2001, when there was a slope failure in one of the pits and the existing reserves at a $300 gold price were deemed uneconomic. A total of 154 million tons of material grading 0.026 ounces per ton (opt) gold had been placed on the leach pads when mining operations stopped in 2001, and gold recovery from the leach pads continued through to 2007.

Western Goldfields Inc. (WGI) acquired Mesquite from Newmont in November 2003, completed a feasibility study in 2006 and restarted operations in late 2007. Commercial production was achieved in January 2008. In June 2009, following a business combination with WGI, New Gold became the operator. Newmont’s 2% NSR royalty on the project was transferred to Franco-Nevada in 2007.

Equinox Gold acquired Mesquite from New Gold in October 2018.

Geological Setting, Mineralization and Deposit Types

The Mesquite Mine district lies on the southwest flank of the Chocolate Mountains, in amphibolite grade metamorphic rocks of the upper plate of the Vincent-Chocolate Mountain Thrust. These upper plate rocks represent a fragment of Precambrian and Mesozoic continental crust that has an extremely complex geological history. Mesquite comprises two subparallel, Oligocene-age deposits: Big Chief – Vista (Big Chief, Cholla, Lena, Rubble Ridge, Panhandle, and Vista) and Rainbow (Cherokee, Rainbow, and East Rainbow). Gold mineralization is hosted in Mesozoic gneisses that are intruded by biotite/muscovite rich granites. The district is covered by a thin veneer (0-300 ft.) of Tertiary and Quaternary sediments, shed from the south slope of the Chocolate Mountains. Gold mineralization is bound by post-mineral faulting related to the Neogene San Andreas fault system.

Exploration

Gold was first discovered at Mesquite in 1876. Exploration has been undertaken by prospectors since 1957 and by a number of mining companies since 1980. Exploration sampling, trenching, and drilling identified a number of gold bearing zones. In 1980, Gold Fields initiated a thorough exploration program that included surface sampling and geophysics and in 1981 commenced a RC drilling program. By 1993, Gold Fields had completed more than 5,000 holes totalling 2.4 million ft.

There are a number of exploration targets within the footprint of the Mesquite operation boundaries. Equinox Gold has plans to test a number of targets in 2020.

Historic waste dump material, placed during periods of lower gold price and high cut-off grade, will be drilled to assess gold grade and economic potential. RC drilling will be conducted in the dump areas in 2020 to the standard required to convert any delineated mineralized material into Mineral Resources that can be considered for conversion to Mineral Reserves.

RC in-fill drilling will also be conducted in select in-pit targets to increase Mineral Resource confidence for classification and potential for conversion to Mineral Reserves.

Drilling

Drilling on the Mesquite property has totalled approximately 3.3 million ft. in 9,728 holes of which WMMI drilled approximately 514,955 ft. in 1,700 holes. Of the total holes drilled to date, 118 holes in the database were exploratory in nature, and tested for satellite deposits.

The holes were mostly drilled vertically. In general, the disseminated mineralization is flat-lying or with a moderate 16° southwest dip and therefore the vertical drilling provides an appropriate measure of the true thickness of mineralization. Since acquiring Mesquite Equinox Gold’s exploration team has recognized that gold mineralization, in particular higher-grade material, is also controlled by steeply dipping structures and has adopted the practice of drilling inclined holes in order to better constrain gold distribution.

The mine undertakes drilling on annual basis for Mineral Resource and reserve definition, and also undertakes extensive drilling for grade control purposes. The blast hole database has all records dating from 1985 and includes 1,236,106 blast holes.

Sampling, Analysis and Data Verification

Sample preparation protocols applied to the drill samples have produced sub-samples of good quality and appropriate for assay analysis. The assay process has been monitored by quality assurance and control programs during all drilling and sampling campaigns. The assay results produced have been shown to be of good quality and appropriate for use in resource estimation.

Sample security protocols have been applied to all drilling and sampling by the various exploration and operating entities from the beginning of the operation. During that time there have been no security breaches or security incidents. All samples have been securely handled, transported, and processed.

Bechtel Corporation (1984) reported that Gold Fields Limited (Gold Fields) compared the results of RC and core drilling and concluded there was no bias in either type of drilling. During the initial reserve estimation, Gold Fields also made a comparison of block estimates based on drill holes with block estimates based on four or more bulk samples within each block. The mean grades of 50 blocks were within 2%. In addition, Gold Fields made a comparison of the grade estimates for 1,122 blocks based on 141 ft. spaced drilling with grade estimates of the same blocks based on drill spacing averaging less than 100 ft. The difference in the means of the block estimates was less than 1%, although individual blocks did not compare well.

Independent Mining Consultants Inc. (IMC) in 2006 did a comparison of the drilling data with the blasthole data by pairing drill hole composites with the closest blasthole within 10 ft. The summary statistics compared well, indicating good agreement between these two key data sets.

IMC (2006) believed the sampling database at Mesquite was adequate to develop the resource model, Mineral Resource estimate, and ultimately the Mineral Reserve estimate to the level of accuracy required for the feasibility study at that time.

Mine Development Associates (MDA) completed an analysis that indicated the possibility that the RC data are slightly high biased compared to core. IMC proposed that, if this was true, it had been accounted for in the resource modelling, mostly due to, in the opinion of IMC, fairly aggressive grade capping. The comparison of blasthole data to RC data does not show this bias.

Original assay results from the individual drill programs are located in the hard copy files containing drill hole logs and assay sheets. In 2014 Roscoe Postle Associates Inc. (RPA) compared the assays from the original assay certificates with the entries in two diamond drill logs and found no errors.

The data is adequate to use as the basis for Mineral Resource estimation and Mineral Reserve definition.

Mineral Processing and Metallurgical Testing

Previous operators of Mesquite have completed several metallurgical test work programs focused on heap leaching. Programs have been completed on-site and also by industry recognized commercial laboratories.

As part of the heap leach control, and operating philosophy at Mesquite, column tests are conducted on material corresponding to different production periods. Recently these have been based on mined ore blocks. These column tests are conducted on composite samples of the heap leach feed and run on an as-received basis with no size reduction or additional lime added.

These testing programs include at a minimum the following: Direct Head Analyses, including: Column Test Fire Assay Head Assays, Column Test Cyanide Soluble Head Assays, Column Test Feed Sieve Analysis with Assays; Column Test Analyses, including: Daily solution analyses (effluent volume pH, free cyanide, and gold), Column Test Fire Assay Tail Assays, Column Test Cyanide Soluble Tail Assays and Column Test Tailing Sieve Analysis with Assays.

At the completion of the column test leach cycle, the column charges are emptied, air dried and sampled for tail screen assays. The tail screen assay results are used to calculate the head grade which is the basis for the recovery calculation.

Mean gold recoveries for the Heap Leach Feed column tests was 68.1% gold with a median gold recovery of 71.1%. The gold recovery ranged between 40.2% and 96.6%, with an upper quartile of 79.7%. It should be noted that poor metallurgical response observed in the low recovery column tests appear to be a function of short leach cycles, i.e. 40 to 50 days and/or issues with leach solution chemistry, primarily pH.

The relevant production data to be considered is from the period between July 2007, when the mine reopened, and year-end 2019. During this period approximately 215 million tons of ore containing 2,595,300 oz of gold have been placed on the heap leach pads with an average grade of 0.0121 oz/t Au. By December 2019, a total of 1,626,600 oz of gold had been produced, having an overall cumulative recovery of 62.7% (without accounting for residual leaching of material stacked as of December 31, 2019).

Annual apparent recoveries (annual ounces recovered / annual ounces stacked), for the period 2007 through 2019 indicate that the apparent recovery required roughly five years to reach steady state at c. 61% recovery. This is a function of the initial lag phase in leaching fresh ore in 2007 and 2008, as well as increases in tonnage and declining grades. Also, during 2016 there was an upset condition owing to issues with solution chemistry, namely pH and cyanide concentration, resulting in deferred production. This is seen in the increase in apparent recovery in 2017 as these conditions began to be rectified. An increased stacking rate in 2019 resulted in a drop of apparent recovery but is expected to recover during the 2020 and 2021 production years.

The gold recovery curve peaked in 2011 at 67.4% and has declined to the 64% range since, owing to increased tonnage to the heap, lower head grades, and higher mass fraction of the non-ox material being placed on the heap. It is reasonable that the previously reported gold recovery projections of 75% for oxide and 35% for non-ox, are correct. Residual leaching of leach pad material is anticipated to extend for two to three years after final ore is placed.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

Mineral Resources at Mesquite are comprised of in-situ resources and the newly added waste dump resources.

The Mesquite In-situ Mineral Resource estimate was prepared by Ali Shahkar, P.Eng. of LGGC. The Waste Dump Mineral Resource estimate was completed by Robert Sim, P.Geo. of SGI. Bruce Davis, FAusIMM, of BDRC assisted both Ali Shahkar and Robert Sim. The Mineral Resource estimate presented in this report is based on a database provided by Equinox Gold on January 13, 2020, which included the results of drilling campaigns and re-logging and geological interpretations carried out by Equinox Gold in 2019. Mineral Resources presented in this report are based on the resource-limiting pit, mining (or mined-out) surface and topographic surface as of December 31, 2019.

The resource limiting ultimate pit shell is derived using an assumed gold price of $1,500 per ounce, 2020 budget operating costs and metallurgical recoveries of 75% for oxide (OXD) and oxide-transition (OXD-TR) and 35% for transition and non-oxide (NOX) and non-oxide-transition (NOX-TR) rocks. The Mineral Resources contained within the resource limiting ultimate pit shell exhibit reasonable prospects for eventual economic extraction as required under NI 43-101.

The Mineral Resources at the Mesquite deposit have been classified in accordance with the CIM Definition Standards (2014). The classification criteria are based on the distance-to-sample data and are based on the relative degree of confidence in the block grade estimate. These parameters are, in part, based on the prior production history and information at this operation.

The Mineral Resources, exclusive of Mineral Reserves, are listed in Table 23. Resources have been segregated based on oxide type. The base case cut-off grade for OXD/OXD-TR material is 0.09 g/t Au and 0.18 g/t Au for NOX/NOX-TR material. Waste dump resources are reported at a cut-off grade of 0.14 g/t gold, which is currently used for mining of waste dump material.

There are no known factors related to mining, metallurgical, infrastructure, environmental, permitting, legal, title, taxation, socio-economic, marketing, or political issues which could materially affect the Mineral Resource. The eastern extent of the Mineral Resource, referred to as the Rainbow area, encroaches on an existing public roadway and full extraction of the full resource in the area would require moving the existing road. There are no known reasons that full access to the resource in this area could not be achieved in the future.

Table 23 – Mesquite Mine Mineral Resources Exclusive of Mineral Reserves – December 31, 2019

		Measured			Indicated			Measured and Indicated			Inferred
Type	COG	Tonnes	Au	Cont.	Tonnes	Au	Cont.	Tonnes	Au	Cont.	Tonnes	Au	Cont.
	(g/t)	(kt)	(g/t)	koz Au	(kt)	(g/t)	koz Au	(kt)	(g/t)	koz Au	(kt)	(g/t)	koz Au
OXD, OXD-TR	0.09	-	-	-	8,501	0.40	110	8,501	0.40	110	10,753	0.40	139
NOX, NOX-TR	0.18	20	0.73	0	15,148	0.60	291	15,168	0.60	292	10,495	0.52	176
Waste Dump	0.14	-	-	-	5,255	0.18	30	5,255	0.18	30	26,425	0.23	195
Combined	-	20	0.73	0	28,904	0.46	432	28,924	0.46	432	47,672	0.33	510

Notes:

1.

Mineral Resources restricted between December 31, 2019 reserve pit designs and ultimate resource limiting pit shell based on a gold price of $1500 per ounce, mining cost of $1.60, processing cost of $2.26.

2.	OXD and OXD/TR have an assumed recovery of 75% and cut-off grade of 0.09 g/t. NOX and NOX-TR have an assumed recovery of 35% and cut-off grade of 0.18 g/t.
3.	Waste Dump material has an assumed recovery of 75% and cut-off grade of 0.14 g/t.
4.	Ali Shahkar P.Eng. is the QP responsible for the in-situ Mineral Resource estimation.
5.	Robert Sim, P.Geo. is the QP responsible for the waste dump Mineral Resource estimation.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves. Inferred resources have a greater amount of uncertainty as to their existence and whether they can be mined legally or economically. It is reasonably expected that a majority of resources in the Inferred category could be upgraded to Indicated (or Measured) Mineral Resource with continued exploration.

Mineral Reserve Estimate

The Proven and Probable Mineral Reserves at Mesquite have been classified in accordance with the CIM Definition Standards (2014). Mineral Reserves are defined within a mine plan, with open pit phase designs guided by Lerchs-Grossmann optimized pit shells.

The Mineral Reserve estimate for Mesquite, effective December 31, 2019 is summarized in Table 24.

Table 24 – Mesquite Mine Mineral Reserves

	Proven			Probable			Total

Ore Type	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)
Oxide	5	0.94	-	13,755	0.42	185	13,760	0.37	185
Transition	40	0.95	1	2,274	0.81	59	2,314	0.81	60
Non-Oxide	183	1.27	8	11,943	0.86	331	12,126	0.87	339
Total	228	1.21	9	27,972	0.64	575	28,200	0.62	584

Notes:

1.	This Mineral Reserve estimate is effective December 31, 2019 and is based on the Mineral Resource estimate dated December 31, 2019 for Mesquite by LGGC.
2.	The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng. of AGP., who is a Qualified Person as defined under NI 43-101.
3.

Mineral Reserves are stated within the final design pit based on a $1,350/oz gold price. The cut-off grade varied by material type from 0.14 g/t for oxide and oxide-transition and 0.31 g/t for non-oxide transition and non-oxide materials. The mining cost averaged $1.60/t mined, processing costs are $2.26/t ore and G&A was $0.77/t ore placed. The ore recoveries were 75% for oxide and oxide-transition, and 35% for non-oxide transition and non-oxide material.

Mining Operations

Mesquite is an operating open pit mine with ore processed by heap leaching using a CIC circuit to recover gold. Current mine production is a nominal 178,000 tons per day of total material, including a nominal 50,000 to 68,000 tons per day of ore that is hauled to the leach pad. Total mine production is capped at 65 million tons per year based on a restriction of the air quality permit. For 2019, a total of 256,200 contained ounces were mined and stacked on the heap leach pad and 125,736 ounces of gold were produced.

Highwall slope angle criteria vary by area and pit. In general, the steepest walls are on the south side of the property and the shallowest in the northeast. In general, the inter-ramp angles vary from 29 to 42 degrees depending on pit area and wall orientation

The final pit designs are based on pit shells using the Lerch-Grossman algorithm in Mine Plan software. Pits were generated using a revenue factor of 1.0 or gold price of $1,350/oz. These pit shells were used as the basis for the final phase designs in each pit area. The pit optimization utilized metallurgical recoveries of 75% for oxide ores and 35% for non-oxide ores.

The detailed pit phase designs at Mesquite are based on the pit optimization shells generated with the current resource model.

Three pit areas are considered in the reserves statement: Brownie (1-phase), Vista East (2-phases), Vista West (1-phase) plus two areas in the Big Chief waste dump. Each pit has been designed to accommodate mining by the existing mining fleet. Mining occurs on 30 ft. lifts with catch benches spaced every 60 ft. vertically. The haul roads are 100 ft. in width with a road grade of 10%.

Mining cut-offs for the mine plan are 0.14 g/t for oxide and oxide-transition and 0.31 g/t for non-oxide transition and non-oxide material.

The mine schedule delivers 28.2 million tons of proven and probable ore grading 00.62 g/t to the heap leach pad over a current design life of 2.5 years. The ore tonnage is made up of 0.23 million tons of proven reserves and 27.9 million tons of probable reserves.

The waste tonnage totals 120.9 million tons to be placed in various waste rock facilities or backfill in the existing pit workings. The overall strip ratio is 3.89:1.

The mine schedule utilizes the pit and phase designs to send a peak of 12.9 million tons of ore to the pad in 2020 then lesser amounts in the following years.

The mine equipment fleet is comprised of two Terex RH340 hydraulic shovels (44 yd3) which are the primary loading units. These are supported by two Cat 994H front end loaders (26 yd3) and a backup LeTourneau L1350 (28 yd3) front end loader. The haul truck fleet is comprised of sixteen Terex MT3700 (205 ton) and six Caterpillar 789D (200 ton) trucks. The mining fleet has additional support equipment in the form of track and rubber-tired dozers, and graders. The mine operates on a work schedule of two 12-hour shifts per day, seven days per week.

Drilling is performed with a fleet of rotary down-the-hole hammer drills (8 3⁄4 inch diameter) on a nominal 26 x 26 ft. pattern or a 28 x 28 ft. pattern. Blasting is controlled to minimize back break. The overall powder factor is 0.26 to 0.32 lb/ton. Holes are drilled to a 30 ft. bench height with 3 ft. of sub-drilling for a total depth of 33 ft.

The MineSight generated pits showed the Rainbow pit area could potentially be included in the future once appropriate approvals are obtained to continue mining, and the highway is relocated. Currently that material remains in the resource category and has not been considered for reserves. This represents a future opportunity.

Processing and Recovery Options

The Mesquite processing facilities were originally designed to process 8,800 gpm of pregnant gold solution producing up to 140,000 oz of gold annually from a combination of 98 million tons of oxide ore grading 0.016 oz/t and 30 million tons of non-oxide ore. Owing to the decreasing head grades as the mine developed, ore stacking, and solution processing rates have increased to maintain the nominal 140,000 ounce per annum production rate. Nominal solution flows to and from the heap are c. 13,400 gpm of barren solution to the heap and c. 12,000 of pregnant solution to the ADR circuit. The difference between the two flows accounts for fresh ore wetting and evaporation.

The processing facilities include the following operations: heap leaching; carbon adsorption using CIC processing; desorption and gold recovery; reagents and utilities; and water services.

During early operations, the ore was crushed to a nominal 2-inch passing size. However, since the operation was re-started in 2007, only ROM ore has been stacked and leached. ROM ore, with lime added for pH control, is trucked to the heap leach pad. The ore is stacked to a height of 20 ft. The ultimate pad height has been increased from 200 to 300 ft.

Mesquite became re-certified in accordance with the International Cyanide Management Code in May 2018.

Infrastructure, Permitting and Compliance Activities

The major assets and facilities of WMMI are an open-pit gold heap leach mining operation with a CIC processing circuit. A smelting furnace, assay and metallurgical laboratories, administration building, truck shop facility, and other required infrastructure are also located on the mine site.

Electricity for the mine is provided through a 92-kV power line. Power is supplied to the site by Imperial Irrigation District Power Company. Power is stepped down from 92 kV to 13.2 kV on-site. All power distribution from this point onwards is distributed on equipment and infrastructure owned by WMMI.

Water for the project is supplied from the existing Vista well field located approximately two miles south of California State Highway 78. The two current active wells are deemed capable of supplying the water requirements for both WMMI and the LACSD operations. A new 18-inch diameter line is in place; and the two existing pumping systems are capable of supplying approximately 2,000 gpm of fresh water to the operation. The mine will require about 1,000 gpm, and the landfill will require a maximum of 700 gpm when operating at full capacity.

Leach pad capacity as of December 31, 2019 is 30.7 million tons. That will complete Leach Pad 7 (designed by Tetra Tech) and Leach Pad 6 to the full 300 ft. height. To place the reserve leach tonnage on the pad, an additional 2.4 million tons of capacity is required. Mesquite is currently engaged in the permitting process to expand leach pad capacity and do not feel this will be unduly withheld.

Permitting and Compliance Activities

Mesquite is a mature mine from an environmental, permitting, and social perspective. Open pit mining and heap leach operations at the site date back to the 1980s. Throughout Mesquite’s ownership history (Gold Fields, Santa Fe Gold, Newmont, New Gold, and Equinox Gold) the mine has had a successful environmental track record and operating history. The environmental staff are “seasoned” and bring operating and compliance successes from previous operations and employment.

Equinox Gold has obtained permits and authorizations from federal, state, and local agencies to operate current facilities and activities.

The closure and reclamation plan for Mesquite has been developed by WMMI with the assistance of independent consultants with the specific objective of leaving the land in a useful, safe, and stable post-mining configuration, capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing. Portions of the mine will be utilized by the Los Angeles County Sanitation District as a long-term landfill, and the mine’s planned development is integrated with this long-term use.

The current estimate for reclamation of all currently developed and foreseeable mining activities through 2022 is $21.0 million, as reported in the Asset Retirement Obligation (ARO) financial accounting of Equinox Gold. At the same time, Equinox Gold currently maintains seven separate bonds totaling $26.3 million to guarantee that proposed and approved reclamation activities will be fully funded and performed.

Equinox Gold and its predecessors have developed plans and obtained federal, state, and local approvals for heap leach pads, waste disposal, site monitoring, and water management; both during operations and post mine closure. The mine currently operates under the “Consolidated Reclamation Plan (CRP)” which was approved in December 2016 and formally combined three separate Mine Identification Numbers under which the mine had previously operated. The CRP also included mining the Brownie Pit and updated a number of reclamation methods and requirements to modern standards of mine closure, reclamation, stabilization, and revegetation.

No permitting efforts are currently underway, and the mine operates under its established permits and rights.

Equinox Gold reports excellent working relationships with regulatory agencies and the public. No major violations with operating permits have occurred and relationships with nearby communities and agencies are amicable with no adversarial relationships or issues.

Capital and Operating Costs

Capital costs for Mesquite are minimal expenditures required to maintain operations in order to meet current Mineral Reserves production. Capital costs are forecast to be $23.72 million over the remaining 2.5-year mine life.

The total operating cost for Mesquite is $14.95 per ton processed including costs to complete the residual leaching. Operating costs are broken into three primary areas: mining, processing, and G&A.

The mining cost estimate is based on the reserves pit design and takes into consideration haulage distances, depth of mining, height of leach pad, and expected consumable and maintenance costs. Mine operating costs are based on the 2019 Operating Budget and Forecast and are forecast to be $1.79/ton moved for the life of mine.

The process operating cost also is based on the forecast with adjustments made for consumables, primarily cyanide, lime, power, and other reagents. This cost is estimated to be $5.50/ton ore processed.

G&A operating costs are based on historic operating costs with a forecast for increased labour, benefits, etc. These costs include the site overhead, but not the corporate overhead. The forecast is $1.67/ton ore processed.

Refining costs are $1.30 per ounce of gold.

Exploration, Development, and Production

Exploration is focused on the continued delineation of Mineral Resources contained within the historical waste dumps and the testing of near-mine targets. A 24,500 m drill program budgeted at $5.2 million commenced in Q1 2020. The program was designed to fully test the Big Chief, Midway and Brownie waste dumps as well as the Midway and Northwall in-situ targets. As available, results will be reviewed to assess mine plan scenarios, the potential to improve overall mine economics and determine what material, if any, may be brought into reserves. In parallel with the active exploration, programs are being designed to potentially increase the updated Mineral Resources at the Brownie, VE2 and Rainbow areas.

Operational improvement studies at Mesquite are primarily focused on metallurgy and heap leaching. Metallurgical studies include on-going column test work to improve understanding or ore types; assess lift height to maximize recovery; and to develop a geometallurgical model to assist in recovery estimations and production forecasting. Heap leach optimization work includes development of long-term stacking plan, the review of placement height versus recovery, the development and refining of the solution management plan.

Fazenda Mine

Fazenda is primarily an underground mining operation located in Bahia State, Brazil. The mine has been in operation since 1984 and has produced more than 3.2 million ounces of gold. Fazenda was acquired by Leagold in May 2018 through its acquisition of Brio Gold and acquired by Equinox Gold in March 2020 through its acquisition of Leagold.

Equinox Gold released 2020 guidance on March 31, 2020 estimating Fazenda production for 2020 attributable to Equinox Gold post-close of the Leagold Transaction at 55,000 to 60,000 ounces of gold at AISC of $900 to $950 per ounce sold. Guidance reflects Equinox Gold’s expectations ex-COVID and is intended to provide baseline estimates from which investors could assess the Company’s expectations for its expanded asset base. The Company may revise its expectations during the year to reflect changes to expected results, including from current and potential effects on operations related to the COVID-19 pandemic, and will provide updated guidance as practical.

Other than the tenement information under the heading Surface Rights and the information under the heading Exploration, Development and Production, the information that follows relating to Fazenda is derived from, and in some instances, is a direct extract from the Fazenda Technical Report. The information below is based on assumptions, qualifications and procedures that are set out only in the Fazenda Technical Report and reference should be made to its full text which Equinox Gold has filed under its SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov/EDGAR and which is available on Equinox Gold’s website at www.equinoxgold.com.

Project Description and Location

Fazenda is located in Bahia state, Brazil, at 11º 27’ south latitude and 39º 03’ west longitude and is approximately 180 km northwest of the state capital city of Salvador. Topography is gently rolling with elevations of 300 metres above sea level (MASL) to 500 MASL. Relief is generally 50 m to 100 m, although there are occasional hills rising 200 m to 300 m above the surrounding topography. The climate is semi-arid and seasonal variations are minimal; annual rainfall is approximately 500 mm, the majority of which falls between November and January. Vegetation is generally sparse.

Access to Fazenda from the city of Salvador (population 2.675 million) is via 180 km of paved road on highways BR324 and BA409, and secondary paved highways to the village of Teofilândia (population 23,000), which is located 15 km, by road, southeast of the mine. This final 15 km of the road to the mine is unpaved but of good quality. There are numerous direct flights daily from Salvador to São Paulo and other major Brazilian cities. Various secondary and tertiary roads, some of poor quality, lead from the mine area to portions of the exploration properties being assessed by Equinox Gold.

Surface Rights

The Fazenda Mine property covers an area totalling 47,314.28 ha including 32 exploration permits, eight mining permits, three mining permits in application, and one exploration permit with a final positive report in application.

Royalties

The Brazilian government collects a 1.5% gross revenue royalty on all gold operations in Brazil. This royalty is split among the various levels of government with 65% of the royalty payable to the Municipality (this portion of the royalty is split further between Barrocas (52%), Teofilândia (26%) and Araci (22%)), 23% of the royalty paid to the Bahia state government, and the remaining 12% of the royalty paid to the Federal government.

Under Brazilian law, surface owners have a right to a 0.5% gross revenue royalty. Fazenda Brasileiro Desenvolvimento Mineral Limitada (FBDM), an indirect wholly-owned subsidiary of Equinox Gold, owns most of the surface rights over planned production areas, however, there are a few small parcels of land for which this royalty applies.

History

Modern production at Fazenda began circa 1984. The primary operators of Fazenda since 1984 have been CVRD (1984 to 2003), Yamana (2004 to 2014), Brio (2015 to 2018), Leagold (2018 to March 2020) and Equinox Gold (March 2020 to present). Yamana Gold Inc. acquired Fazenda in 2003 and undertook a significant exploration program, drilling approximately 20,300 holes for 905,000 m. Brio acquired Fazenda in 2015 and drilled approximately 4,100 holes for 220,000 m. Leagold operated Fazenda following the acquisition of Brio on May 24, 2018. Approximately 3.2 million ounces of gold were produced as of May 2018.

Geological Setting and Mineralization

Fazenda is located within the Rio Itapicurú Greenstone Belt (RIGB), a 100 km long, 60 km wide north-south trending volcano-sedimentary belt situated within the São Francisco Craton.

The structural history of the area is complex, with at least three phases of ductile and ductile-brittle deformation followed by late brittle faulting, which laterally offset the Fazenda mineralization by up to 100 m.

Fazenda is an epigenetic, structurally controlled, and hydrothermally altered Precambrian quartz vein hosted lode gold deposit that has been subjected to greenschist facies metamorphism. There is suggestion of a partial syngenetic origin for the gold because of the anomalous gold content (0.05 g/t Au to 0.10 g/t Au) throughout visibly unmineralized quartz-chlorite schist.

The main mineralization, in the form of sulphide-bearing quartz veining, is associated with a second deformation event. These multiple vein systems vary in true width from 1.5 m to 40 m and horizontal mining widths vary from a minimum of 3 m to 40 m. The regional strike of mineralized trend is north-south, while, locally, the veins are generally arcuate in an east-west trend and south dipping at 40° to 70°, with a shallow to moderate east plunge. The plunge, however, is quite variable, with some zones plunging westerly.

Exploration

Recent exploration at Fazenda has mostly been drilling to increase and/or replace reserves depleted during mining. Much of this exploration drilling has been carried out from underground drifts with the objective of identifying new resources and converting Mineral Resources to Mineral Reserves. A deeper drilling program has been designed and implemented to extend the underground Mineral Resources at depth and to the east.

The primary focus of recent exploration was the 10 km long east-west trending and south-dipping shear zone (Weber Belt), which is abruptly folded towards the south near its western extremity. The Weber Belt also hosts the Barrocas Oeste, Papagaio, Lagoa do Gato, and Canto zones, all of which are present or have had past small-scale production.

Drilling

Diamond drilling at Fazenda has been conducted in phases by several companies since 1979 and totals 52,623 drill holes totalling over 2.4 million metres. Prior to 2003, CVRD conducted surface diamond drilling in the initial search for new mineralization. This was followed by underground fan drilling on a 100 m by 50 m grid to establish Indicated Mineral Resources. Fan drilling on a 25 m by 10 m grid pattern was then used to upgrade the classification of Mineral

Resources from indicated Mineral Resources to measured Mineral Resources. Since 2003, both Yamana and Brio maintained the same methodology of drilling as CVRD.

In October 2018, Leagold completed a 38-hole underground drill program totalling 5,964 m with the objective of identifying new resources and upgrading inferred Mineral Resources to indicated Mineral Resources. The results of the Leagold October 2018 drilling have not been included in the current Mineral Resource estimate.

Sampling, Analysis and Data Verification

The Fazenda laboratory and protocols were established in 1984 by CVRD and since then all owners have maintained the laboratory and incorporated all protocols into their operation of the mine. The Fazenda laboratory follows standard QA/QC procedures, including the insertion of reference material, blank and duplicate samples, which are continually monitored to ensure reliable results. The laboratory is accredited with ISO 9001:2008/ISO17025:2005 for gold FA/AAS chemical and geochemical analyses. Laboratory performance is monitored on an ongoing basis and monthly and annual reports are prepared.

The mine site is surrounded by a security fence, and there is controlled access at a gate house manned by full time security personnel. At the drill site, samples are under the control of Fazenda site employees and employees of the drilling company. Samples are delivered daily by drilling company personnel to the sample processing facility at the mine site and turned over to Fazenda site personnel. Core is normally collected from the drill rig and taken directly to the core yard for sampling. Samples are then sent directly to the laboratory at the mine site, following industry standard sample security procedures. All analytical pulps and archival split core are stored within the secure mine compound.

Samples are currently collected by a trained sampler under the supervision of a technician or a geologist, with all QA/QC samples inserted within a sequential numbered sequence and recorded.

Mineral Processing and Metallurgical Testing

Production at Fazenda began in 1984 using heap leaching. A conventional cyanide leaching and CIP plant, Circuit 1, was then added to treat the underground ore at a rate of 34 tonnes per hour (tph). In 1991, the plant was expanded by adding a second 95 tph circuit, Circuit 2, to give a total capacity of 120 tph or approximately 960,000 tonnes per annum (tpa). The heap leach operation was discontinued sometime between 2003 and 2007.

Currently the two leaching circuits operate with pre-aeration and CIL. With improvements made over time, the plant is capable of processing up to 175 tph, approximately 1,260,000 tpa, depending on plant availability. Fazenda site personnel are now performing regular testing of plant feed samples and ore samples from the current areas scheduled for mining to determine the preg-robbing characteristics of the naturally occurring carbon in the ore. The focus of the testing is to determine the most effective way to apply the carbon-in-leach process and to investigate, if necessary, the use of kerosene as a natural carbon blinding agent to reduce losses of gold to naturally occurring carbon. Fazenda site personnel are also investigating the use of oxygen in the pre-oxidation and leach circuits instead of air to improve sulphide oxidation and metal recovery.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

Fazenda initiated a program in 2017 to reinterpret the mineralized zones based on better understandings of the geology, grade continuity, and structural controls in the area. The current Mineral Resource estimate as reported in Table 25 is based on this reinterpretation. RPA subsequently audited the model as received from Leagold and found that it was reasonably prepared and provided a good representation of the geologic data.

The methodology of estimating Mineral Resources by Fazenda staff includes:

●	Statistical analysis and variography of gold values in the assay database.

●	Geological and mineralized envelope models developed using Leapfrog Geo software.

●	Construction of a block model using Datamine.

●	Grade interpolation using Ordinary Kriging (OK) or Inverse Distance Squared (ID2).

The current Mineral Resource estimate, inclusive of Mineral Reserves, is summarized in Table 25. CIM Definition Standards (2014) were followed for presenting the Fazenda Mineral Resources and Mineral Reserves.

Table 25 – Mineral Resource Summary as of May 31, 2018

Category	Tonnage (‘000 t)	Au Grade (g/t)	Au Ounces (‘000 oz)
Measured
Underground	3,700	2.35	280
Open Pit	1,170	1.57	59
Total Measured	4,870	2.17	339

Indicated
Underground	2,370	2.66	203
Open Pit	300	1.63	16
Total Indicated	2,670	2.55	219

Measured + Indicated
Underground	6,070	2.47	483
Open Pit	1,470	1.59	75
Total Measured + Indicated	7,540	2.30	558

Inferred – Underground	5,260	2.58	436
Inferred – Open Pit	780	1.61	40
Total Inferred	6,040	2.45	476

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off grade of 0.40 g/t Au for open pit and 1.0 g/t Au for underground.
3.	Mineral Resources are inclusive of Mineral Reserves.
4.	Mineral Resources are estimated using a gold price of $1,500 per ounce and an exchange rate of BRL3.70 = USD1.00.
5.	A minimum mining width of 1.0 m was used for underground Mineral Resources.
6.	Bulk density ranges from 2.72 t/m3 to 3.00 t/m3.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Numbers may not add due to rounding.

Mineral Reserve Estimate

RPA reviewed and validated the Mineral Reserve estimates as received from Leagold. These Mineral Reserves are a combination of the open pit and underground operations and stockpiles. The Mineral Reserves are generated based on mine designs applied to the Mineral Resource model. The design methodology uses both the cut-off grade estimation and economic assessment to design and validate the Mineral Reserves. Wireframes are also created for the mined volumes by the mine survey personnel. The resource models are constrained by stope and development void spaces in the underground mine as well as the volume depleted from the open pit. Fazenda maintains a system of both ore and low-grade stockpiles.

The current Mineral Reserve estimate is presented in Table 26.

Table 26 – Mineral Reserve Summary as of May 31, 2018

Category	Tonnage (000 t)	Au Grade (g/t)	Au Ounces (000 oz)

Proven
Underground	1,456	1.94	91
Open Pit	1,176	1.57	59
Sub-total Proven	2,632	1.77	150

Probable
Underground	2,726	1.91	168
Open Pit	29	1.64	2
Sub-total Probable	2,756	1.91	169

Total Proven & Probable	5,387	1.84	319

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves.
2.	Mineral Reserves are reported at a cut-off grade of 1.29 g/t Au for underground material and 0.64 g/t Au to 0.72 g/t Au for open pit material.
3.	Mineral Reserves are estimated using an average long-term gold price of $1,200 per ounce and an exchange rate of BRL3.70 = USD1.00.
4.	A minimum mining width of 3.0 m was used for underground Mineral Reserves.
5.	Bulk density ranges from 2.72 t/m3 to 3.00 t/m3.
6.	Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource or Mineral Reserve estimates.

Mining Operations

Open Pit

Many of the identified mineralized lenses outcrop to surface. Over the course of the operation’s history, several shallow open pits have been excavated to extract the near surface portions of these deposits. Currently, several small open pits are in operation, and mining is being completed using contractors. Typically, these small pits are 30 m to 50 m deep and employ air-track drills and backhoe excavators for mining, and highway-type trucks for haulage to the mill.

Underground

The main access to the underground operation is through a series of declines. Over the life of the operations, eight main declines - the B, C, D, E, F, G, EW, and EDEEP - have been developed along the strike of the mineralization. A main central shaft (470 m deep) exists, however, it is no longer used for hoisting as the portion of the deposit located within economic distance of the shaft has been mined out. The shaft is now utilized only as a part of the escapeway and ventilation circuit.

Underground mining employs blast hole stoping from sub-levels developed along the trend of the mineralization. The stoping areas are accessed initially from 5 m wide by 5.5 m high main haulage ramps developed at 12% road grade in the footwall, which leads to primary development crosscuts of 4.5 m wide by 5.1 m high, and secondary development drifts and crosscuts of 4.5 m wide by 4.7 m high. Sub-levels are spaced at 25 m vertical intervals. Mined out stopes are not backfilled.

Sub-levels are developed into the stoping areas and fan drilling of blast holes into the mineralization is used to further define the boundaries of the mineralization and design the ultimate blast patterns. Remote-controlled 12 t Load-Haul-Dump (LHD) machines are used to load and haul the ore from the stoping areas to 25 t and 35 t articulated haulage trucks at loading points in the sub-levels.

The sub-horizontal plunge and approximate 45° dip of the orebody, combined with a thickness up to 40 m, provides for low development and operating costs. Maximum stope heights are 20 m. Future operations in the deeper areas of E Ramp will have higher haulage costs that will be partially offset by the shorter underground haulage in the F and G Ramps.

All bodies have a planned dilution of 15%, except for the EDEEP, which has a dilution of 18%. Planned mining recovery was estimated to be 90%.

Processing and Recovery Operations

The overall process flow sheet consists of: three stage crushing; ball mill grinding consisting of two mills in parallel, closed with cyclones; gravity concentration using centrifugal concentrators; thickening to produce a leach feed of 50% solids; cyanide leaching in two parallel circuits; CIL in two parallel circuits; Zadra pressure stripping of the carbon; intensive cyanidation of the centrifugal concentrator concentrates; electrowinning of the carbon eluent and gravity concentrate leach solution; and casting of gold bars in an induction furnace.

The doré from the leaching circuit typically assays 86% gold, and the doré from the gravity and intensive cyanidation circuit typically assays 90% gold.

Carbonaceous ore is not a common problem at Fazenda; however, the Fazenda cyanide leaching circuit includes a CIL section to protect against losses due to naturally occurring carbon. Currently, open pit carbonaceous ore is blended with the underground ore to reduce the carbonaceous content of the plant feed to less than 10%.

The capacity of the Fazenda process plant is limited by the grinding circuit, which is capable of consistently processing ore at a rate of 158 tph, which, with an availability of 91%, would result in annual production of 1,260,000 t. Production at Fazenda is primarily affected by ore supply from the mine and plant availability due to maintenance.

Infrastructure, Permitting and Compliance Activities

Infrastructure

Fazenda has been operational for 34 years and has all of the necessary roads, powerlines, access, medical facilities, and employee support communities. The major assets and facilities associated with Fazenda are: the open pit mines and associated waste dumps and haul roads; the underground mines and mine development; open pit and underground mining equipment and support equipment; a CIL plant with crushers, grinding circuit, cyanide leaching circuit, and cyanide destruction circuits; paste tailings backfill plant; on-site and main access roads; abundant water supply; four lined tailings impoundments; and power supplied from the local grid.

The power requirements for the mine site facilities is approximately 8 MW. Water is supplied by a series of well fields with a total production capacity of 480 m3/h which is sufficient to supply all mill and mine requirements.

Other site facilities include warehouse and maintenance buildings, drill core logging, splitting and storage facilities, an assay laboratory, a fuel station and explosive magazine, a water distribution system, and necessary administrative and personnel buildings.

The process plant, mines, and dams are surrounded by a security fences to restrict access. The main entrance to the site has a manned gatehouse, and security staff to ensure the security of the site, explosives, and accessories depots, as well as provide protection during gold pours.

Environmental

Fazenda has a comprehensive environmental policy, partially inherited from Yamana/CVRD operations. This policy has been developed in line with the Plan of Recovery of Degraded Area Document (PRAD) as outlined by the relevant environmental authority. The environmental authorities in Brazil use the PRAD as a commitment for the Company to complete the rehabilitation on mine closure.

A detailed acid rock drainage (ARD) evaluation of Fazenda’s tailings was carried out in 2012 and analytical results showed that almost 100% of samples presented a neutralization potential two times higher than the acid generating potential. The risks of ARD generation are controlled by the natural presence of carbonates in the mineralogy of the waste rocks, however, it is still possible to find some elevated arsenic concentrations in the water from the tailings dam ponds, according to the water monitoring campaigns carried out through the 34 years at Fazenda. In order to address the mitigation methods for this potential issue, Fazenda has developed a field procedure to test different types of tailings covers and to effectively prevent surficial and meteoric water from contact with the tailings.

There are no identified environmental liabilities associated with the tenements.

Permitting

Fazenda has been operating for 34 years; all relevant permits have been in place for this period.

Capital and Operating Costs

The sustaining, non-sustaining and closure/reclamation capital costs for the LOM period of June-December 2018 to 2023 are estimated to be $61.1 million as shown in Table 27. These costs are based on an exchange rate of BRL3.70 = USD1.00.

Table 27 – Projected Capital Costs

Description	2018 (Jun to Dec) ($ M)	2019 ($ M)	2020 ($ M)	2021 ($ M)	2022 ($ M)	2023 and Beyond ($ M)	Total ($ M)
Sustaining Capital
Buildings & Infrastructure	0.254	0.809	0.151	0.129			1.343
Machinery & Equipment	0.888						0.888
UG Mine Development	2.469	7.875	2.931	3.546	1.500		18.320
OP Mine Development	1.935	1.933	1.365				5.233
Vehicles	0.173	0.080					0.253
Tailings Dam Expansion	0.357	3.400		1.714			5.471
Sub-Total sustaining	6.076	14.097	4.447	5.389	1.500	0	31.508

Non-sustaining Capital
Machinery & Equipment	2.354	3.185	1.885				7.424
UG Mine Development	0.783						0.783
Exploration	0.299						0.299
Sub-Total Non-sustaining	3.436	3.185	1.885	0	0	0	8.506

Closure & Reclamation	0.100	1.243	1.919	3.650	2.650	11.520	21.082
Total	9.612	18.525	8.251	9.039	4.150	11.520	61.096

Table 28 – Actual Unit Operating Costs – 2015 to May 2018

Activity	2015 ($/t milled)	2016 ($/t milled)	2017 ($/t milled)	Jan to May 2018 ($/t milled)	Average ($/t milled)
Open Pit Mining	1.61	2.56	3.19	4.02	2.67
Underground Mining	18.78	17.92	20.40	22.57	19.48
Milling	12.48	13.18	13.35	13.67	13.10
General & Administration	3.66	5.00	4.02	3.92	4.20
Total	36.53	38.66	40.97	44.18	39.45
Exchange Rate (BRL/USD)	3.33	3.49	3.19	3.38	3.34

LOM operating costs, estimated to total $197.3 million, are summarized in Table 29 and are based on an exchange rate of BRL3.70 = USD1.00. This translates into an average operating cost of $36.60 per tonne milled as detailed in Table 30.

Table 29 – Projected Total Operating Costs

Activity	2018 (Jun-Dec) ($M)	2019 ($M)	2020 ($M)	2021 ($M)	2022 ($M)	Total ($M)
Open Pit Mining	1.1	4.2	3.9	5.4	4.9	19.5
Underground Mining	15.6	26.7	21.8	15.0	10.0	89.1
Milling	8.5	14.4	13.5	11.1	10.9	58.4
General & Administration	5.3	6.3	6.3	6.3	6.2	30.3
Total	30.5	51.7	45.5	37.7	31.9	197.3

Table 30 – Projected Unit Operating Costs

Activity	2018 (Jun-Dec) ($/t milled)	2019 ($/t milled)	2020 ($/t milled)	2021 ($/t milled)	2022 ($/t milled)	Average ($/t milled)
Open Pit Mining	1.40	3.20	3.10	5.30	4.90	3.60
Underground Mining	19.90	20.10	17.40	14.60	10.00	16.50
Milling	10.80	10.80	10.80	10.80	10.80	10.80
General & Administration	6.70	4.70	5.00	6.20	6.20	5.60
Total	38.90	38.80	36.40	36.90	31.80	36.60

Exploration, Development and Production

Between May 2018 to the end of 2019, Leagold completed 253-hole underground drill holes totalling 38,420 m targeting six zones within the existing mine infrastructure. The principal objective was to identify new resources and upgrade inferred Mineral Resources to indicated Mineral Resources. The results of the drilling have not been included in the current Mineral Resource estimate.

A 2020 underground resource delineation and Mineral Reserve replacement drilling program that includes 192-holes totalling 33,000 m is underway.

Equinox Gold is reviewing historic and recent exploration information to develop a longer-term exploration program focused on known targets and identified mineralized trends on the Weber Belt.

RDM Mine

Riacho dos Machados, or RDM, is a conventional open-pit mine located in Minas Gerais State, Brazil. RDM commenced commercial production in early 2014 and was acquired by Leagold in 2018.

Equinox Gold released 2020 guidance on March 31, 2020, estimating RDM production for 2020 attributable to Equinox Gold post-close of the Leagold Transaction at 50,000 to 55,000 ounces of gold at AISC of $1,000 to $1,050 per ounce of gold sold. Guidance reflects Equinox Gold’s expectations ex-COVID and is intended to provide baseline estimates from which investors could assess the Company’s expectations for its expanded asset base. Equinox Gold may revise its expectations during the year to reflect changes to expected results, including from current and potential effects on operations related to the COVID-19 pandemic, and will provide updated guidance as practical.

Other than the tenement information under Surface Rights and the information under the heading Exploration, Development and Production, the information that follows relating to RDM is derived from, and in some instances, is a direct extract from the RDM Technical Report. The information below is based on assumptions, qualifications and procedures that are set out only in the RDM Technical Report and reference should be made to its full text which Equinox Gold has filed under its SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov/EDGAR and which is available on Equinox Gold’s website at www.equinoxgold.com.

Project Description, Location and Access

RDM is situated in the northern part of Minas Gerais, Brazil. The mine site is 145 km by road northeast of the city of Montes Claros (population 400,000), and 15 km from the nearest town Riacho dos Machados (population 10,000). The centre of the current open pit has geographic coordinates of 16°03’40” South Latitude and 43°08’16” West Longitude with an approximate elevation of 895 MASL.

RDM can be accessed from Montes Claros by travelling west on Highway 251 and north on MG 120. The main gate is accessed from a west bound gravel road off MG 120. Montes Claros is the region’s largest industrial city, offering full-service facilities and daily commercial air flights to the major Brazilian cities of Belo Horizonte (560 km from the RDM Mine), Brasília, and Salvador.

Surface Rights

The property consists of eight exploration permits and two mining concessions with a total area of approximately 14,979.98 ha. For the exploration permits, a final report detailing successful exploration has been submitted. The permits and concessions form a mostly contiguous block extending north and south of the mining concession. Mineral tenure for RDM is held under the name of Mineração Riacho dos Machados (MRDM), an indirect wholly-owned subsidiary of Equinox Gold, incorporated under the laws of Brazil. The property was initially staked under the name of Ouro Fino Gold Mine on March 30, 2001 (File #16,835) and was subsequently registered under the name of MRDM.

Surface rights for RDM were owned by individuals and entities in Minas Gerais and have been purchased by MRDM. It is reported that there are no reservations, restrictions, rights-of-way, or easements on the RDM property to any third party. The Federal agency of Departamento Nacional de Produção Mineral (DNPM - National Department of Mineral Production, now ANM) is responsible for administering mineral rights and for the granting of a mining concession to any entity that discovers a new mineable deposit. Surface rights owned by MRDM are sufficient for current operations including the open pit, waste dump, heap leach pads, and processing plant sites.

Royalties

Certain royalties are levied on mineral production in Brazil in accordance with Federal law. The current statutory royalty imposed by the Federal government on gold properties is 1.5% of sales proceeds less sales tax, transportation, and insurance costs. Additionally, a royalty must be paid to the landowner if the surface rights do not belong to the mining titleholder. This landowner royalty is equal to one-half the government royalty, which in the case of gold would amount to an additional 0.5%. MRDM has the surface rights ownership for the deposit area and infrastructure, so any mineral production from this portion of the RDM area, and any surface area subsequently acquired by MRDM, will not be subject to a landowner royalty.

RDM also carries a 1% royalty on gold and a 2% royalty on base metals, payable by MRDM to Serra da Borda Mineração, which acquired the royalty interest from a previous owner of the property.

History

Companhia Vale do Rio Doce (CVRD) discovered the Riacho dos Machados deposit in early 1986. CVRD operated the property as an open pit gold mine until closure in 1997. Most site facilities were removed or reclaimed after cessation of mining activities in the late 1990s, except for the power and water supply systems. RDM remained idle from 1997 until October 2008, when Carpathian Gold Inc (Carpathian) acquired the mineral rights or RDM and started prospecting and exploration. Carpathian re-established the mining and process facilities in 2012 to 2014. Mining and processing of the open pit ores started in March 2014.

In December 2014, Brio was formed by Yamana to hold Fazenda, Pilar and Santa Luz, as well as some related exploration concessions, all of which were held as non-core assets within Yamana. In April 2016, RDM was added to the Brio portfolio after it was purchased from Carpathian. Leagoldacquired Brio on May 24, 2018 and became the owner of MRDM. On March 10, 2020 Equinox Gold became the owner of MRDM through its acquisition of Leagold.

Geological Setting, Mineralization and Deposit Types

The Riacho dos Machados gold deposit occurs in the north-south trending Araçuaí Fold-Thrust Belt along the eastern margin of the São Francisco Craton, a major Archean-age basement block which underlies more than one million square kilometres in eastern Brazil. The Araçuaí Fold Belt is 15 km to 45 km wide and consists of a series of metavolcanic-metasedimentary rocks of late Archean to late Proterozoic age, which were deposited in a broad intracontinental to oceanic rift-type basin that existed between the São Francisco Craton and the Congo Craton (now part of Africa).

The mineralization has a typical greenschist to amphibolite facies metamorphic mineral assemblage. The principal host for the gold mineralization is the quartz-muscovite schist of the Riacho dos Machados Group. The mineralization occurs in a belt of hydrothermally altered rock developed along a district-scale shear zone that extends almost 30 km along a N20°E strike direction and dips 40° to 45° east.

Mineralization and gold grades are closely related to sulphide content, especially arsenopyrite. Gold occurs as microscopic native-gold grains typically finer than 400 mesh (37 microns). The gold grains occur interstitially between quartz, muscovite and sulphide grains, and as inclusions in arsenopyrite, and less commonly as inclusions in pyrrhotite, quartz, tourmaline, and pyrite.

Deposit Types

The Riacho dos Machados deposit is considered to be a classic mesothermal orogenic gold deposit in a sheared and deformed Archean to Proterozoic age greenstone belt sequence comprised of metamorphosed volcanic-sedimentary rock units intruded by slightly younger syn-tectonic or post-tectonic igneous bodies.

Orogenic gold deposits are formed during compressional to transpressional deformation processes at convergent plate margins in accretionary or collisional orogens. The most consistent characteristic of these types of deposit is their association with deformed metamorphic terrains.

The deposit is classified as mesothermal as it likely formed under relatively high temperature at considerable depth in the earth’s crust by hydrothermal processes associated with regional metamorphism. Deposits of this type may have great vertical extents (down-plunge) of two kilometres or more. In many deposits, the gold occurs in fissure veins, veinlets, stockworks, and altered wall rock.

Exploration

In the immediate area of RDM, there is good potential to increase mineralization down-dip and along strike from the known Mineral Resources. This mineralization has been intersected by widely spaced drill holes and further drilling in this area could potentially result in significant additional Mineral Resources.

The surface exploration targets drilled to date have returned narrow or discontinuous zones of mineralization. There are currently no high priority targets defined by drilling that present prospective satellite pits to the current operation. There is, however, a clear trend of mineralization that has not been comprehensively drill tested and, in RPA’s opinion, there is still moderate to good potential to discover additional mineralization along strike to the north and south of the Mineral Resources.

MRDM commenced exploration in 2008 and continued work until 2012. This work further explored the primary targets developed by CVRD exploration drilling and validated the CVRD historical data. Since 2008, exploration activities have included, but are not limited to, resampling of CVRD drill core, surface trenching, soil geochemistry, mapping, and exploration drilling.

Drilling

Drilling in the RDM area has been conducted in phases by several companies since 1987. Recent drilling occurred in 2016 when Brio drilled a total of 134 holes (29 diamond drill holes and 105 reverse circulation (RC) holes) for a total of 5,990 m. Subsequently, between October 2017 and December 2017, Brio conducted a small resource definition drilling program designed primarily to increase the confidence in grade continuity of the underground Mineral Resources and better define the design pit boundaries. The 2017 program included 3,724 m of diamond drilling for 12 holes and was incorporated in the current Mineral Resource update.

Historic owners have drilled a total of 944 drill holes collecting over 95,353 m of drill core and chip samples.

Sampling, Analysis and Data Verification

RDM uses independent and internationally recognized laboratories for sample preparation and analysis of core samples. The primary laboratory used for the core samples was ALS Brasil Ltda. (ALS). Samples were prepared in Vespasiano, Brazil (near Belo Horizonte) and then pulp samples were transferred to the ALS facility in Lima, Peru for fire assay. ALS is ISO 9001:2000 and ISO 17025:2005 accredited. RC samples are prepared and analyzed at the RDM site laboratory. Sample preparation and analytical procedures are similar for both the ALS and the RDM laboratories and follow industry best practices.

Samples are collected by a trained sampler under the supervision of a technician or a geologist, with all QA/QC samples inserted within a sequential numbered sequence and recorded. Prior to trucking to the laboratory, samples are stored in a secure locked room at the RDM site. The samples are shipped by truck directly to the laboratory in Belo Horizonte using a professional trucking contractor. After arriving at the laboratory, the samples are checked in with the submission sheet, and each sample is weighed and receives a new code and barcode label. If any problem is identified with the samples, the laboratory calls the site geologists for clarification on the discrepancies. The sample rejects are stored in the laboratory and are returned to the site in the next available transport.

The QA/QC program used in the Brio 2017 drilling campaign included the insertion of CRM, blanks, and duplicates into the sample stream. A total of 261 QA/QC samples were submitted during the 2017 drilling program.

Mineral Processing and Metallurgical Testing

The RDM processing facilities have been operating since March 2014, however, at that time, construction of several components of the processing facilities had not yet been completed. Some operating challenges were due to a lack of power availability as the site relied on diesel generators for power, and a water shortage.

The power line was under construction and anticipated to be commissioned by the end of Q1 2019. See Exploration, Development and Production for an update on the status of the powerline. A new water storage facility was completed and commissioned in early 2017. Due to drought conditions in the region, there is not always sufficient water to sustain the operation. In 2018, operations were suspended in early October to mid-November and were restarted afterwards.

Metallurgical data indicated that the gold recovery would be approximately 90% at a target grind size of P80 passing 54 µm. Current plant production has, at times, been limited due to insufficient power and water. Since start of operation in 2014, plant production has been approximately 5.9 million tonnes at an average recovery of 84%. It is anticipated that with the implementation of the water dam and the power line, target recoveries of 90% and full capacity should be achieved in 2019.

Since the RDM Mine is an operating mine and the metallurgical review has relied on operating data, RPA has not evaluated whether the metallurgical samples are representative of the material or not. RPA is of the opinion that data generated from the operation is a valid means of assessing the metallurgical response of the ore. RPA is not aware of any processing factors or deleterious elements that could have a significant effect on potential economic extraction.

Mineral Resource and Mineral Reserve Estimates

RPA reviewed the Mineral Resource estimate prepared by MRDM in May 2018. The block models and Mineral Resource estimates were reviewed by RPA and found to be acceptable. In general, RPA is of the opinion that the drill hole database is appropriate for Mineral Resource estimation. The Mineral Resources are a combination of open pit and projected underground Mineral Resources.

Tables 31 and 32 summarize the Mineral Resource and Mineral Reserve estimates for RDM as of May 31, 2018. The estimates conform to CIM Definition Standards (2014).

Table 31 – Summary of Mineral Resources – May 31, 2018

Category	Tonnage (‘000 t)	Au Grade (g/t)	Au Ounces (‘000 oz)
Open Pit Resources
Measured	3,195	0.77	79
Indicated	27,731	0.96	853
Measured + Indicated	30,926	0.94	932
Inferred	7	1.42	0

Underground Resources
Measured	0	0.00	0
Indicated	5,239	1.58	266
Measured + Indicated	5,239	1.58	266
Inferred	8,297	1.50	401

Stockpile Indicated Resources	3,137	0.61	62

Total Resources
Total Measured + Indicated	39,303	1.00	1,259
Total Inferred	8,305	1.50	401

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Resources.

2.	Mineral Resources are inclusive of Mineral Reserves.

3.	Open Pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au.

4.	Underground Mineral Resources are reported at a cut-off grade of 1.0 g/t Au

5.	No minimum thickness was used in the resource estimation.

6.	Mineral Resources are estimated using a gold price of $1,500/oz and constrained by a pit shell.

7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

8.	Totals may not add due to rounding.

Mineral Reserves

The Mineral Reserves were prepared by MRDM and independently audited by RPA to reflect the Mineral Reserves as of May 31, 2018. These Mineral Reserves are a combination of the open pit material and the stockpiles. The Mineral Reserves are generated based upon the mine designs applied to the Mineral Resource model.

Table 32 – Summary of Mineral Reserves – May 31, 2018

Category	Tonnage (‘000 t)	Au Grade (g/t)	Au Ounces (‘000 oz)
Proven
Open Pit	2,510	0.88	71
Stockpile	3,137	0.61	62
Total	5,647	0.73	133
Probable

Category	Tonnage (‘000 t)	Au Grade (g/t)	Au Ounces (‘000 oz)
Open Pit	19,079	1.08	656
Stockpile	0		0
Total	19,079	1.08	656

Proven + Probable
Open Pit	21,589	1.05	728
Stockpile	3,137	0.61	62
Total Proven + Probable	24,726	0.99	789

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves.

2.	Mineral Reserves were generated using the May 31, 2018 mining surface.

3.	Mineral Reserves are reported at a cut-off grade of 0.40 g/t Au.

4.	Mineral Reserves are reported using a long-term gold price of $1,200/oz.

5.	Mining dilution of 5% and 95% mining recovery was assumed.

6.	Process recovery of 90% was used.

7.	Totals may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource and Mineral Reserve estimates.

Mining Operations

Conventional open pit mining methods are employed at RDM including drilling, blasting, loading, and hauling. Current pit bottom elevations for the north and south ends of the open pit are approximately 756 m and 761 m, respectively, and the crusher elevation is 860 MASL. The final open pit design is approximately 1,620 m long and 700 m wide. Some condemnation holes have been drilled in the infrastructure and waste dump areas. Surface rights are sufficient for current operations and cover the open pit mine, mine waste dumps, tailings facility, and processing plant sites. RDM has left adequate buffers around the open pit for possible future expansions.

Pit dewatering is carried out by in-pit sumps and perimeter wells and will also be required for future production. Severe rainfall can occur, and drought has impacted the water supply. In addition to recycled process water, ore processing relies on make-up water from a water storage facility and a well field. The new water storage facility and water conservation measures should eliminate or lessen the impact of drought on productivity.

Mining is performed by a contractor. Haul distances to the waste dumps and ROM ore stockpile crusher area are moderate (approximately 1.8 km to 2.4 km). RDM and its consultants continue evaluating alternate waste dump locations. Alternative dump locations are limited, and the mining permit will require an amendment to modify waste dump designs.

Total daily waste material movement is estimated to be approximately 60,000 tpd and direct ore haulage is estimated to be 7,000 tpd (2.55 Mtpa).

Processing and Recovery Operations

The processing plant was designed to process 7,000 tpd (2.55 Mtpa), with the potential to expand to 9,000 tpd (3.28 Mtpa) with some modifications. The plant uses three-stage crushing, ball mill grinding, CIL, sulphur dioxide-air cyanide detoxification, and a gold adsorption, desorption, and recovery (ADR) plant.

A sulphur dioxide-air cyanide destruction circuit is provided to reduce the cyanide concentration in the tailings to less than 1.0 ppm of total cyanide to meet discharge criteria in the International Cyanide Management Code.

Gold is recovered from the activated carbon in the ADR plant. Gold doré is produced and shipped off site for further refining and sale.

The slurry from the cyanide destruction circuit is discharged to the TSF, which is designed to be raised on a periodic basis. An area within the facility is available for water storage where a small dike isolates and improves the collection of water from the settling tailings for pumping directly to the plant.

MRDM has been progressively improving the plant operations and efficiency since the start-up in March 2014. RPA has noted significant improvements with each site visit from November 2014 through June 2018. Further potential plant modifications for the future may increase the production to approximately 9,000 tpd.

Infrastructure, Permitting and Compliance Activities

Infrastructure

All of the necessary infrastructure for the current operation is in place, which includes but is not limited to, an open pit mine, processing plant, laboratory, refinery, safety and security buildings, cafeteria, core storage, maintenance facilities, diesel-generated electrical generation plant, tailings dam, water wells, water supply dam, and water pipeline. RDM is located in an easily accessible area with the infrastructure needed to conduct operations, however, improvements to the power supply was required to operate the plant at design capacity. Power was supplied by eleven generator sets located at the Mine, nine owned by MRDM and two rentals, however, a new 138 kV transmission line was being installed and scheduled to be commissioned by the end of Q1 2019. See Exploration, Development and Production for an update on the status of the powerline.

Permitting and Compliance

RDM is located in a remote and dry location, and vegetation and faunal compositions are critical habitat for any biodiversity resources. The general area of RDM was previously disturbed by CVRD, which operated RDM from 1989 to 1997. The mining operations will result in vegetation suppression over an area of approximately 362 ha.

Due to the previous mining activities and environmental liabilities, MRDM has conducted supplementary baseline studies to assess groundwater, surface water, and soil quality prior to the start of operations. As part of the conditions of the environmental licence, RDM conducts environmental monitoring programs of surface water, groundwater, soil, fauna, and flora to closely monitor potential changes in quality of these resources. RDM has ongoing reclamation programs and also has set aside areas for biodiversity conservation.

RDM currently operates under the permits and licences listed in Table 33. As of the date of the AIF, all licences and permits are in good standing.

Table 33 – MRDM Permitting Status

Licences and Permits	Process Number	Issue Date	Expiration Date
Operation Licence – MRDM	007/2015	06/09/2015	06/09/2019**
Preliminary and Installation Licence – Water Dam	007/2016	09/13/2016	09/13/2020
Temporary Operation Licence – Water Dam	PA 11961/2009/013/201	05/22/2017	*
Environmental Permit – Gas Station 90 m³	7604/2016	12/21/2016	12/21/2020
Environmental Permit for Fauna Monitoring - Mine	102.001/2016	07/29/2016	06/09/2019
Environmental Permit for Fauna Rescuing - Mine	102.002/2016	07/29/2016	06/09/2019
Environmental Permit for Fauna Monitoring and Rescuing – Water Dam	102.003/2016	09/13/2016	09/13/2020
Water Permit – New Water Dam	2007/2016	09/13/2016	09/13/2020

Licences and Permits	Process Number	Issue Date	Expiration Date
Water Permit – North Pit	934/2012	03/28/2012	03/28/2016**
Water Permit – South Pit	935/2012	03/28/2012	03/28/2016**
Water Permit – Groundwater well 03	3797/2011	12/23/2011	12/23/2015**
Water Permit – Groundwater well 07	3798/2011	12/23/2011	12/23/2015**
Water Permit – Groundwater well MRDM 15	17998/2014	06/09/2015	06/09/2019**
Water Permit – Groundwater well Piranga 13	17993/2014	06/09/2015	06/09/2019**
Water Permit – Groundwater well Piranga 14	17994/2014	06/09/2015	06/09/2019**
Water Permit – Groundwater well Piranga 15	17995/2014	06/09/2015	06/09/2019**
Water Permit – Groundwater well Mumbuca 11	17991/2014	06/09/2015	06/09/2019**
Water Permit – Groundwater well Mumbuca 12	17992/2014	06/09/2015	06/09/2019**
Water Permit – Groundwater well Mumbuca 16	17996/2014	06/09/2015	06/09/2019**
Water Permit – Groundwater well Mumbuca 17	17997/2014	06/09/2015	06/09/2019**

Notes:

* The temporary operation licence for the water dam is valid until the final operation licence is issued.

** Under Renewal

MRDM plans to operate in compliance with requirements of the above listed permits and authorizations and this includes complying with other applicable regulations, such as physical integrity and stability of large structures (e.g., tailings dam, pit, waste rock piles, and stockpiles) that must be reported to DNPM (now ANM) and occupational health and safety performance indicators, and plans that must be submitted to the Ministry of Labour and Employment. MRDM will apply for permits for future expansions or changes in project design, as required by Brazilian regulations.

Capital and Operating Costs

Total LOM capital is estimated to be $68.50 million over a ten-year mine life starting June 2018; in addition, closure and reclamation is estimated at approximately $11.4 million (Table 34).

In RPA’s opinion, the LOM sustaining and non-sustaining capital costs for RDM are reasonable.

Table 34 – LOM Capital Costs (2018-2026)

Category	LOM Total ($ 000)
Infrastructure & Equipment	8,011
Properties and Land Acquisition	1,407
Subtotal Sustaining	9,419

Tailings Dam	23,267
Transmission Line	2,475
Capitalized Stripping	30,533
Others	2,804
Subtotal Non-sustaining	59,079

Total LOM Capital	68,498

Reclamation	11,428

Notes:

    1. BRL 3.7:USD 1 exchange rate used in calculations.

Mine planning, costing, and budgeting are acceptable to RPA. Mine operating costs will increase as the pit is deepened and as the waste dump expands due to longer hauls. Operating costs can also increase if the labour levels or operating supplies (diesel, tires, and ground engaging tools) increase.

LOM mining costs are reported to be $1.84/t of total material, which appears reasonable. Blasting costs may be slightly higher in the fresh rock due to an increase in the powder factor.

Unit operating costs for this operation have been high due to a reduction in the amount of ore that was processed caused by a reliance on diesel generated power. MRDM planned for the majority of its water to be supplied from precipitation reporting to the tailing impoundment area. The operation, however, has been impacted by a period of drought. The availability of grid-supplied power, construction of a water storage dam in 2017, and changes to the water management practices should enable the operation to operate on a consistent basis year-round.

Table 35 – LOM operating costs for RDM.

Year	Mining Cost ($/t moved)	Mining Cost ($/t milled)	Processing Cost ($/t milled)	Re-handling and Grade Control Cost ($/t milled)	Mine Site G&A - Fixed ($/t milled)	Total Cost ($/t milled)
7 mos. 2018	1.84	17.33	12.11	0.34	2.35	32.13
2019	1.84	12.77	9.20	0.34	2.35	24.66
2020	1.87	15.77	9.20	0.34	2.35	27.66
2021	1.90	15.24	9.20	0.34	2.35	27.14
2022	1.92	19.03	9.20	0.34	2.35	30.92
2023	1.95	17.94	9.20	0.34	2.35	29.83
2024	1.98	19.04	9.20	0.34	2.35	30.92
2025	2.01	11.56	9.20	0.34	2.35	23.46
2026	0.00	0.00	9.20	0.34	2.35	11.89
2027	0.00	0.00	9.20	0.34	2.35	11.89
2028	0.00	0.00	9.20	0.34	2.35	11.89

Notes:

1.	BRL3.70:USD1.00 exchange rate used.

Manpower requirements for mining are considered to be reasonable for the size, location, and type of operation at RDM.

Exploration, Development and Production

Leagold did not conduct any new exploration at RDM subsequent to its acquisition from Brio Gold. As at the date of this AIF, Equinox Gold has also not conducted any new exploration at RDM. Future plans may include additional fieldwork and drilling down plunge and also along the trend of the shear zone that hosts the mineralization.

MRDM has focused on operational improvements including changes to grade control practices, pit stripping and mining practices.

Throughout the RDM Technical Report, there are references to construction of a new 138 kV transmission line. This upgraded transmission line to site and two new substations (at the site and at Janaúba) were completed in Q1 2019 and on March 30, 2019 power at RDM was switched over from diesel generators to grid power. The grid power has reduced annual power costs by approximately $6 million and enabled improved mill performance including increasing gold recovery rates over 87% through improved grinding of ores.

Pilar Mine

Pilar gold mine is located in the state of Goiás in the central region of Brazil. Pilar is mined primarily by modified room and pillar and long hole open stoping, with a conventional 1 Mtpa milling, gravity and CIP process plant.

Equinox Gold released 2020 guidance on March 31, 2020, estimating production attributable to Equinox Gold post-merger at 25,000 to 30,000 ounces of gold from Pilar at AISC between $1,200 to $1,300 per ounce of gold sold. Guidance reflects the Company’s expectations ex-COVID and is intended to provide baseline estimates from which investors could assess the Company’s expectations for its expanded asset base. The Company may revise its expectations during the year to reflect changes to expected results, including from current and potential effects on operations related to the COVID-19 pandemic, and will provide updated guidance as practical.

Other than the tenement information under the heading Surface Rights and the information under the heading Exploration, Development and Production, the information that follows relating to Pilar is derived from, and in some instances, is a direct extract from the Pilar Technical Report. The information below is based on assumptions, qualifications and procedures that are set out only in the Pilar Technical Report and reference should be made to its full text which Equinox Gold has filed under its SEDAR profile at www.sedar.com, its EDGAR profile at www.sec.gov/EDGAR and which is available on Equinox Gold’s website at www.equinoxgold.com.

Project Description, Location and Access

The Pilar operations are located in the state of Goiás in the central region of Brazil, at approximately 14°47’05’’S and 49°34’44”W coordinates and UTM coordinates 652,500 E, 8,366,000 N. The Pilar operations are located near the towns of Itapací and Pilar de Goiás on state highway GO154 approximately 320 km northwest of the federal capital of Brasilia, which is served by an international airport, and approximately 248 km north of the state capital Goiânia, which is served by a domestic airport.

RPA is not aware of any environmental liabilities on the property. PGDM has all required permits to conduct work on the property. RPA is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property.

Surface Rights

Pilar is comprised of 11 exploration permits covering an area totalling 8,887.76 ha and six mining concessions covering an area of 5,506.97 ha. All claims and concessions are held under the name of Pilar de Goiás Desenvolvimento Mineral S.A. (PGDM), an indirect wholly-owned subsidiary of Equinox Gold.

The Pilar operations claims cover several farms. Agreements have been signed with the landowners to allow the current mining and exploration activities in the Pilar and Maria Lazara areas. Discussions are ongoing with landowners in the Tres Buracos area.

Royalties

The Brazilian government collects a 1.5% gross revenue royalty on all gold operations in Brazil. This royalty is split among the various levels of government with 65% payable to the local municipalities, 23% paid to the Goiás state government, and the remaining 12% paid to the federal government.

Under Brazilian law, surface owners have a right to a 0.5% gross revenue royalty. Pilar operations own most of the surface rights over planned production areas, however, there are a few small parcels of land for which this royalty applies. At the Pilar mine, the small amount of surface owned by a third party is subject to a 0.75% gross revenue royalty which is expected to amount to approximately $40,000 per year for the next three years. At the Maria Lázara mine, surface rights owned by third parties are subject to a 0.5% gross revenue royalty which is expected to amount to approximately $104,000 over the mine life.

History

Pilar Mine

The region of Pilar de Goiás has a long history of gold exploration and mining beginning in the first half of the 18th century. Artisanal miners called “Garimpeiros” occupied the area from the 1740s to 1820s and have been active in the area until recently.

Mineradora Montita Ltda. (Montita) carried out exploration work from 1972 to 1981. In 1981, Mineración Colorado Ltda. (Colorado), part of the Utah Mines Group, signed an agreement with Montita and began an exploration program in the area, which lasted until the end of 1982. Colorado was acquired by Mineração Marex Ltda. (Marex), a subsidiary of Broken Hill Pty (BHP). Marex attempted to implement a legal procedure to eradicate the Garimpeiro activities for two years without success and left the Pilar area in 1984.

In 1989, Montita signed a joint venture agreement with Mineradora Serra do Sul, owned by Canadian International Nickel Company (INCO), and together they formed the Companhia Nacional de Mineração. The existing exploration information was revalidated and three zones were targeted for further work: Jordino, Ogó (both located within the Pilar deposit), and Três Buracos. In early 1995, Montita drilled a total of 10,000 m in the area, with only 5,000 m of drilling targeted at gold prospects.

In 2006, Yamana reached an agreement with Montita to explore the area for three years and, at the end of this exploration period, Yamana decided to buy Pilar outright. From August 2006 onwards, Yamana focused on geological field mapping, reinterpretation of existing maps, regional sampling, and detailed sampling in the areas with anomalies followed by drilling at the main targets (Pilar and Três Buracos).

In October 2009, an exploration ramp was initiated to support a Feasibility Study. The ramp was finished in December 2009. The underground exploration program targeted the top of the HG3 zone within the Pilar deposit and was completed in May 2010. Mine development subsequently began later in 2010. Mill production began in June 2013 and the first gold pour was in July 2013. Commercial production was attained in October 2014.

Maria Lázara Mine

The Maria Lázara deposit was probably first discovered in 1641. The Portuguese explorers arrived in the region at the beginning of the 18th century and began mining the alluvial deposits along the Carroça River.

In 1962, Montita commenced exploration work in the region with chip sampling, geological mapping, trenching, and rotary air blast drilling.

In June 2006, under an agreement with Montita, Yamana completed three exploratory drill holes in the Maria Lázara deposit with positive results. Exploration work was restarted in 2010 with detailed geological mapping and database integration. The drilling campaign was restarted in October 2011 and has continued into 2018.

Construction of an exploration ramp was started in March 2014 with mapping, channel sampling, and underground drilling commencing from November 2014 onwards. Underground production commenced in August 2015. Production was scheduled to be completed in 2019, however, mining has continued and is forecast to be complete by July 2020 at which time the mine will be placed on care and maintenance until further drilling and additional development can be completed.

Geological setting, Mineralization and Deposit Types

The Pilar, Guarinos, and Crixás Greenstone Belts are part of the Goiás Massif. The Pilar property covers the Guarinos and Pilar Greenstone Belts and a portion of the Moquém gneissic complex and hosts four deposits: Pilar Três Buracos, Maria Lázara and Caiamar.

The Guarinos Greenstone Belt is represented by a succession of basic rocks, mostly basalt and amphibolite, and by meta-sedimentary layers, related to inter-flow sedimentary events. Chlorite-quartz-garnet-schist is also present. The main structure is the Carroça Shear Zone, a reverse-dextral major shear zone, parallel to the main regional foliation with several kilometres of strike length. The shear has a mylonitic fabric and an associated 400 m wide hydrothermal alteration zone. Gold mineralization at the Caiamar and Maria Lázara mines is related to this structure.

The Pilar Greenstone Belt is composed of a thick sequence of ultramafic and mafic flows, sedimentary rocks, and felsic volcanic rocks. The Pilar and Três Buracos deposits are in this belt along the main trend near the Moquém Complex contact. Mafic-ultramafic rocks are represented by basalt and komatiitic flows. The sedimentary sequence contains graphite schist, greywacke, and argillite, while the felsic volcanic rocks are acid tuffs and felsic flows. Gold mineralization is mainly concentrated in the graphite schist but also occurs within the greywacke layers.

Gold mineralization at the Pilar and Guarinos Greenstone Belts is typical of orogenic gold deposition. The mineralization is related to, and controlled by, major faults and shear zones. At the Pilar mine, these structures are mainly low angle thrust faults and at Guarinos, they are mainly high angle transpressional structures, both probably related to the main basin closure event in the final stages of Archean-Paleoproterozoic deformation.

Strong silicification and sulphidation are the main forms of hydrothermal alteration. Host rocks are always well silicified and contain shear-related quartz veins. Arsenopyrite is the main sulphide related to the gold mineralization, while pyrite, and minor chalcopyrite, and pyrrhotite are also present. Gold is present both as free grains in clusters related to quartz veining, and in association with arsenopyrite and other sulphides.

Gold mineralization at the Pilar mine occurs in three horizons, with each horizon containing a high-grade core surrounded by a lower grade halo. Diamond drilling has outlined an area of gold mineralization with a strike length of 3.3 km, a width of 2.6 km, and a thickness between 10 m and 30 m.

Mineralization at the Maria Lázara mine is hosted by silicified biotite-chlorite-sericite schists and with quartz veins concordant with the main foliation. Diamond drilling has outlined an area of gold mineralization with a strike length of 3.6 km, a width of 720 m, and an average thickness of 10 m.

Gold mineralization at the Caiamar mine occurs in three parallel zones and on a set of small shoot-like structures related to a transpressional shear zone. The most significant gold mineralization at the Caiamar mine occurs in zones A1 and A2 associated with intense hydrothermal alteration. Diamond drilling has outlined zones of steeply plunging gold mineralization within an area with a strike length of approximately 1.4 km, a vertical extent measuring 600 m, and thicknesses ranging from one metre to 20 m.

Exploration

Leagold did not conduct any new exploration at Pilar subsequent to its acquisition from Brio Gold. As at the date of this AIF, Pilar has also not conducted any new exploration at RDM. Historical exploration is described in Section 6 History of the Pilar Technical Report. More recent exploration at Pilar has mostly been drilling to increase and/or replace reserves depleted during mining. Much of this exploration drilling has been carried out from underground drifts with the objective of identifying new resources and converting resources to reserves. Drilling programs carried out at Pilar are described in Section 10 of the Pilar Technical Report.

Exploration from 1972 to 2004 in the Pilar and Guarinos Greenstone Belts by Montita, either independently or through joint venture agreements with BHP and INCO, included geochemical surveys comprising soil sampling and stream sediment sampling, geological mapping, trenching, channel sampling, sampling outcrops and mine workings, airborne and ground geophysical surveys, and diamond drilling diamond drilling of 10,156 m.

Yamana began exploration in 2006 and exploration methods mainly consisted of field mapping, geological reinterpretation of previous mapping, chip sampling, and diamond drilling. This exploration has identified seven main targets including Pilar -- Três Buracos, Anomaly 578, Morro do Tenente, Luzelândia, Guarinos South, Maria Lázara, and Guarinos North. Up to December 2008, Yamana collected a total of 4,013 chip and channel samples, 1,100 soil samples, completed 43,372 m of diamond drilling, and cut 1,500 km of lines for geological mapping.

Ramp development on the Pilar deposit commenced in 2009 as part of the Pilar Feasibility Study.

Recent exploration at Pilar has mostly been drilling to increase and/or replace Mineral Reserves depleted during mining. Drilling programs carried out at Pilar are described in Section 10 of the Pilar Technical Report.

Drilling

To date, a total of 1,513 drill holes for approximately 360,000 m have been completed at the Pilar properties. This total excludes the drilling completed at Caiamar as the deposit has been mined out.

Recent exploration at Pilar has mostly been drilling to increase and/or replace Mineral Reserves depleted during mining. Much of this exploration drilling has been carried out from underground drifts with the objective of identifying new resources and converting resources to reserves.

Sampling, Analysis and Data Verification

Sampling

Upon receipt of the drill hole core at the logging shed, the entire length of the drill hole is photographed and marked for lithological contacts. Samples are marked down the entire length of the hole at 0.5 m intervals in mineralization and 1.0 m intervals in waste, except at lithological contacts where the sample is selected to respect lithological boundaries. Samples are sawn in half with an electric diamond core saw, and sampled prior to logging.

After collection, the samples are placed in a large plastic bag, loaded onto a truck owned and operated by a locally based transport company, and driven to the laboratory sample preparation facility of ALS Chemex or SGS Geosol in Goiânia, or the Pilar Operations laboratory at the Pilar mine. ALS Chemex and SGS Geosol store all pulps and coarse rejects for 45 days, and the Pilar Operations laboratory stores them for five days. The samples are then transported to the Pilar Exploration compound, where all samples are stored in the core storage facility for the life of Pilar.

Sample Preparation and Analysis

ALS Chemex Labs, Ltd.

Exploration diamond drill core samples are prepared by ALS Chemex Labs, Ltd. (ALS Chemex) in Goiânia, Brazil and analyzed by ALS Chemex in Lima, Peru. The laboratories in Brazil and Peru are independent of Equinox Gold and accredited with ISO 9001:2008, ISO 17025:2005, and IQNet Management System for the preparation and chemical analysis of mining exploration samples. ALS Laboratory uses Laboratory Information Management System (LIMS) for management of the preparation and chemical analysis of the samples.

SGS Geosol Laboratório Ltda.

Check samples are prepared by SGS Geosol Laboratorio Ltda. (SGS Geosol) in Goiania, Goias state, Brazil and analyzed in Vespasian, Minas Gerais state, Brazil. The laboratories in Brazil are independent of Equinox Gold and are accredited with ISO 9001:2008, ISO 14001:2004, and ABS Quality Evaluation Inc., Texas (USA) that is accredited by INMETRO (Brazil), RVA (Netherlands), and RAB (USA). SGS Geosol uses LIMS for management of the preparation and chemical analysis of the samples.

Pilar Operations Laboratory

All diamond drill core samples for infill drilling in the mine are prepared and analyzed by the Pilar operations laboratory. This laboratory is neither independent nor certified. The Pilar Operations laboratory uses LIMS for the management of preparation and chemical analysis of the samples.

For sample preparation, each sample bag is weighed and then dried. At all laboratories, the entire core sample is then crushed to 90% passing less than 2 mm (10 mesh) in size, split to 0.5 kg samples, and pulverized to 95% passing less than 150 mesh. Samples are split again to 50 g for fire assay and 10 g for multi-acid digestion. After preparation, the samples are sent for analysis by ALS Chemex in Lima, Peru, SGS Geosol in Vespasiano, Brazil, or are analyzed at the Pilar Operations laboratory. Rejects at each stage are returned to Equinox Gold.

For sample analyses, all samples are fire assayed. A prepared pulp sample is fused to 1,000°C with a mixture (200 g) of lead oxide, sodium carbonate, borax, and silica and other reagents as required, inquarted with 6 mg of gold-free silver, and then cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid while heated. The digested solution is cooled, diluted, and analyzed by AAS against matrix-matched standards. If the result is over 10 ppm Au at ALS Chemex or 100 ppm Au at SGS Geosol and Pilar, the sample is automatically submitted for analysis by using a gravimetric method.

Granulometric tests are performed three times per shift on the crushing and pulverizing processes at the Pilar Operations’ laboratory to ensure that standard crush and pulverization specifications are being achieved.

Quality Assurance/Quality Control

CRM, blanks, and core duplicates are inserted with drill hole core sample submissions to monitor the precision, accuracy, contamination, and quality of the laboratory processes and results. Previously analyzed pulp samples are sent to a secondary laboratory to monitor any bias in the primary laboratory. Formal procedures are in place for describing the frequency and type of QA/QC submission, the frequency of analysis of QA/QC results, failure limits, and procedures to be followed in the case of failure or for flagging failures in the QA/QC database.

Pilar Operations’ QA/QC procedures require insertion of one standard for every 30 samples submitted to the laboratory. Standards of low, medium, high, and very high gold grades are supplied in pre-packaged bags purchased from Geostats Sample and Assay Monitoring Service (Geostats) in Australia.

A standard assay is considered to have failed it if is more than three standard deviations (SD) from the certified value of the CRM. The cause of the failure is investigated, and re-assays are requested if deemed appropriate. If the failure is between two and three SD, then the cause is investigated, and the laboratory is notified but no further action is taken. Pilar Operations targets a better than 90% success rate where the standard assays are within two SD of the accredited value.

Pilar Operations’ QA/QC procedure requires submission of one blank sample for every 30 samples submitted to the laboratory. Blank samples are also inserted between or after samples believed to return high assay values, to check for sample contamination in the laboratory. When the analysis of a blank is more than five times the laboratory detection limit (0.025 ppm at ALS Chemex and SGS Geosol and 0.08 ppm at the Pilar Operations laboratory), an investigation is requested, and the sample batch is re-assayed if required.

Pilar Operations’ QA/QC procedure requires submission of one field duplicate sample for every 20 samples submitted to the laboratory. Field duplicates are submitted to measure sampling precision, sample preparation, and the analytical process. Field duplicates also provide a measure of the inherent variability of the deposits and the nugget effect. Half core divided into quarter core is used in this process.

Analysis of duplicate pulps at a secondary laboratory is useful for measuring the precision and bias of both laboratories. Pilar Operations QA/QC protocol requires that five percent of the drill core sample pulps be split again and submitted to a secondary laboratory.

Preparation duplicates are inserted every 20 to 30 samples for granulometric tests performed at the Pilar Operations’ laboratory.

Data Verification

All drill hole, survey, geological, and assay information used for the resource estimation was verified and approved by Pilar Operations’ geological staff and maintained as a series of discrete databases. The databases have been extensively used in the past years and have been corrected for errors. As well, low-confidence data have been removed from the resource database.

The authors of the Pilar Technical Report reviewed the methods and practices used by the Pilar operations to generate the resource database (including drilling, sampling, analysis, and data entry) and found the work to be appropriate for the geology and style of mineralization. RPA checked a select number of drill holes to verify the described methods and application of practices.

Mineral Processing and Metallurgical Testing

The Pilar plant operated since 2016 with a blend of ore from the Pilar and Maria Lázara mines. The Caiamar mine was placed on care and maintenance in 2015. Metallurgical testing and plant operation have shown that the two ores are compatible, and the Pilar processing plant flowsheet is appropriate for both deposits.

Current actual gravity/CIP gold recovery for the Pilar plant is 96.0%. The global gold recoveries based on metallurgical testwork for the main ore types are: Pilar ore is 95.5%; Maria Lázara ore is 94.9%; Três Buracos intercalated schist (IS) is 92.1%; and Três Buracos chlorite schist (CLS) is 93.9%.

The most recent metallurgical testing program performed was for the evaluation of the Três Buracos ores. The Três Buracos ore has similar characteristics and comparable recoveries to the Pilar and Maria Lázara ores types currently being processed in the Pilar plant.

Gravity gold recoveries for the Três Buracos 2nd campaign IS and CLS samples obtained by PGDM during the sample preparation process using a laboratory pilot Knelson concentrator were 57.39% for IS and 52.27% for CLS with concentrate masses of 0.97% and 0.85%, respectively.

Laboratory gravity recoverable gold (GRG) tests were performed on a composite sample of 1st campaign Três Buracos ore and samples of 2nd campaign IS and CLS composites. The samples were ground to 80% passing 20 mesh, 70 mesh, 120 mesh, and 200 mesh. Grinding to 80% passing 120 mesh (125 µm) was selected as the operating point for gravity concentration.

The results of the tests are as follows: the 1st campaign composite yielded GRG of 82.51% with a concentrate mass of 1.33%.; the IS sample yielded GRG of 54.88% and the CLS sample yielded GRG of 64.81% with concentrate masses of 1.50% and 1.48%, respectively; for comparison, GRG test results obtained for the Maria Lázara ore during metallurgical testing yielded a gold recovery of 32.2% with a concentrate mass of 1.50% at an 80% passing 125 µm particle size distribution.

For Três Buracos ore, an initial NaCN concentration of 1,000 ppm NaCN or 530 ppm CN- is a good operating point for gold recovery with Três Buracos ore. NaCN consumptions ranged from 388 g/t to 1,173 g/t with gold recoveries ranging from 94% to 95%.

A bulk Três Buracos IS sample was ground to 100% passing 125 µm and was screened, analyzed and the screen fractions leached. The highest gold grade was found in the 80% passing 125 µm fraction. The highest gold recovery was achieved in 80% passing 75 µm fraction and finer. This data indicates that the ore should be ground to 80% passing 75 µm for effective gold liberation and gold recovery.

The average monthly cyanide consumptions were consistent during 2017 and the first five months of 2018, ranging from 0.58 kg/t to 0.71 kg/t. Average annual cyanide consumptions were 0.65 kg/t in 2016, 0.64 kg/t in 2017, and 0.62 kg/t for the first five months of 2018.

The average monthly grinding media consumptions were consistent during 2017 and the first five months of 2018 ranging from 0.82 kg/t to 1.18 kg/t. Average annual grinding media consumptions were 1.04 kg/t in 2016, 1.01 kg/t in 2017 and 0.92 kg/t for the first five months of 2018.

The average process plant unit operating costs in 2016, 2017, and January to May 2018 were $15.11/t, $15.30/t, and $14.95/t, respectively.

Mineral Resource and Mineral Reserve Estimates

RPA reviewed and validated the Mineral Reserve and Mineral Resource estimates of the Pilar operations as received from Leagold in May 2018. The report describes the validated models and estimates as found acceptable by RPA. In general, RPA found that values and compilations of gold grades were accurately recorded and calculated. Interpretation of the geology and three-dimensional wireframes of the estimation domains were also generally reasonable. RPA, however, noted that a minimum thickness was not applied to the mineralized structures in the estimation of Mineral Resources, and recommends that it be applied in future estimates.

The methodology of estimating Mineral Resources by PGDM staff includes: statistical analysis and variography of gold values in the assay database; geological and mineralized envelope models prepared for the Pilar, Três Buracos, and Maria Lázara deposits using Leapfrog Geo software; construction of a block model using Datamine Studio 3 or Vulcan software; and grade interpolation using Ordinary Kriging (OK) or Inverse Distance Squared (ID2) methods.

The Caiamar mine was placed on care and maintenance in October 2015 and so is not included in the Mineral Resource estimate.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource or Mineral Reserve estimate.

Mineral Resource Estimate

Table 36 summarizes the Pilar Mineral Resources, inclusive of Mineral Reserves, as of May 31, 2018. The Mineral Resource estimate conforms to CIM Definition Standards (2014).

Table 36 – Mineral Resources as of May 31, 2018

Category	Tonnage	Au Grade	Au Ounces
	(‘000 t)	(g/t)	(‘000 oz)
Measured
Underground	2,389	3.50	269
Open Pit	0	0.00	0
Total Measured	2,389	3.50	269

Indicated
Underground	5,899	3.63	688
Open Pit	7,580	0.96	234
Total Indicated	13,479	2.13	922

Measured + Indicated
Underground	8,288	3.59	957
Open Pit	7,580	0.96	234
Total Measured + Indicated	15,868	2.33	1,191

Inferred – Underground	19,726	3.30	2,090
Inferred – Open Pit	673	0.83	18
Total Inferred	20,399	3.21	2,108

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 2.0 g/t Au except the Três Buracos open pit resource which used a cut-off grade of 0.5 g/t Au

3.	Mineral Resources at the Pilar mine, Maria Lázara mine and Três Buracos deposit are estimated using a long-term gold price of $1,500 per ounce, and an exchange rate of USD1.00 = BRL3.70.
4.	Bulk density of 2.77 t/m3 is used at the Pilar mine and 2.76 t/m3 at the Maria Lázara mine. At the Três Buracos deposit, density values used were 2.35 t/m3 (oxide) and 2.77 t/m3 (fresh rock).
5.	Mineral Resources are inclusive of Mineral Reserves.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	Numbers may not add due to rounding.

Mineral Reserve Estimate

Table 37 summarizes the Pilar Mineral Reserves as of May 31, 2018. The Mineral Reserve estimate conforms to CIM Definition Standards (2014).

Table 37 – Mineral Reserves as of May 31, 2018

Category	Tonnage (‘000 t)	Grade (g/t Au)	Contained Metal (‘000 oz Au)
Proven
Pilar	808	1.50	39.0
Maria Lázara	153	1.56	7.7
Sub-total Proven	961	1.51	46.7
Probable
Pilar	724	1.72	40.0
Maria Lázara	131	1.78	7.5
Três Buracos	5,189	1.03	171.4
Sub-total Probable	6,044	1.13	218.9
Proven & Probable
Open Pit	5,189	1.03	171.4
Underground	1,816	1.61	94.2
Total Proven & Probable	7,005	1.18	265.6

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 1.53 g/t Au for Pilar, 1.20 g/t Au for Maria Lázara and 0.54 g/t Au for Três Buracos.
3.	Mineral Reserves are estimated using an average long-term gold price of $1,200 per ounce and an exchange rate of BRL3.70=USD1.00.
4.	A minimum mining width of 1.0 m for Pilar and 1.4 m for Maria Lázara were used.
5.	Bulk density of 2.77 t/m3 is used at the Pilar mine and 2.76 t/m3 at the Maria Lázara mine. At the Três Buracos deposit, density values used were 2.35 t/m3 (oxide) and 2.77 t/m3 (fresh rock).
6.	Numbers may not add due to rounding.

These Mineral Reserves are a combination of the Pilar and Maria Lázara underground operations and the Três Buracos deposit. The Mineral Reserves are generated based upon the mine designs applied to the Mineral Resource models. The design methodology uses both the cut-off grade estimation and economic assessment to design and validate the Mineral Reserves.

Wireframes are also created for the mined volumes by the PGDM mine survey personnel. The resource models are constrained by stope and development void spaces in the underground mines.

Mining Operations

The Pilar complex comprises two underground mining operations. The bulk of the mill feed is produced from the Pilar mine. The Maria Lázara satellite deposit currently supplements the Pilar mine production. At the Maria Lázara mine, ore is extracted using traditional long-hole sub-level open stoping. The Pilar mine utilizes a custom step-room-

and-pillar (SRP) mining method for approximately 80% of its production. This is supplemented by traditional long-hole stoping.

Trial mining was initiated at the Pilar mine in late 2012. Stope mining began in June 2013 and commercial production was attained in October 2014. The Maria Lázara mine has been in operation since August 2015.

The Pilar mine was originally designed as a long-hole mining operation. After trial mining in late 2012, it became apparent that the long-hole method selected in the 2010 Pilar Feasibility Study would not be capable of meeting the projected production rate, at that time, of 3,000 tpd.

In early 2013, Yamana converted a portion of the mining to SRP using the large mobile equipment that had been purchased for long-hole development. The initial trials demonstrated that SRP could be successfully used but, due to the need to split blast the ore and waste, the method could not produce the quantity of ore required except at very high dilution rates.

In order to reduce the stope heights and lower dilution to acceptable levels, the decision was made in 2013 to purchase low profile equipment more suited to the narrow thickness of the deposit. This equipment was received in early 2014. In early 2014, the SRP method began using the low-profile equipment only and dilution was significantly reduced, however, stopes could not be mined at a rapid enough pace to meet production targets.

In late 2014, the design of the SRP method was again modified to incorporate the use of both standard and low-profile equipment by widening strike drives from 3.5 m to 7 m. This revised method has been in use since early 2015 and continues to be optimized.

In late 2017, mine production grades decreased significantly from the historical averages experienced since the introduction of the SRP method. This trend has continued into early 2018. The deviation coincided with the intersection of a previously unknown diorite sill which geologically cuts off the upper portion of the mineralized zone. A mining zone expected to be 1.5 m in thickness was reduced to 0.9 m. PGDM is in the process of attempting to mitigate the dilution impacts of the reduced ore zone thickness by modifying the SRP layout.

The orebody (averaging approximately one metre thick) is currently not capable of producing 3,000 tpd by itself, which is why satellite deposits (such as Maria Lázara and Três Buracos) are required to supplement the Pilar mine production.

The Maria Lázara mine is located approximately 15 km from the Pilar processing plant. At the Maria Lázara mine, sub-level long-hole open stoping is used to extract ore. Each mining panel consists of a main lower level and two sub-levels, accessed with 4.0 m wide by 4.5 m high drives. The vertical distance between the roof of the main level and the floor of the first sub-level is 15 m. The same vertical distance of 15 m applies between the roof of the first sub-level and the floor of the second sub-level. The vertical distance between the roof of the second sub-level and the bottom of the upper sill pillar is 11 m. The total vertical height of each mining panel between sill pillars is 54.5 m.

Processing and Recovery Operations

RPA found the processing facilities at the Pilar mine to be in very good condition as the plant is only five years old. The processing facilities were started up in June 2013, with the first pour in July 2013. Commercial production was officially reached in October 2014. The plant was designed to process 3,500 tpd from the underground mines at Pilar. The target production from the mines is up to 1,450,000 tonnes per year (tpa).

The overall process flowsheet consists of the following: primary jaw crushing; semi-autogenous grinding (SAG) mill feed bin; single stage SAG mill grinding; pebble crushing; gravity concentration using centrifugal concentrators;

treating the underflow of the grinding cyclones; intensive cyanide leaching of the gravity concentrate using an Acacia reactor; grinding circuit thickening producing a leach feed of 55% solids; cyanide leaching using six tanks in series; carbon in pulp (CIP) gold recovery using eight tanks in series; cyanide detoxification using sodium metabisulphite in five tanks in series; Anglo American Research Laboratory (AARL) stripping of the carbon; electrowinning of the carbon eluent and gravity concentrate leach solution; and casting of gold bars using an induction furnace.

The capacity of the Pilar processing plant is limited by the grinding circuit, which is capable of processing the Pilar mine ore at a rate of 165 tonnes per hour (tph), which, with an operating availability of 91%, would result in an annual production of 1,315,300 tonnes. The actual total production for 2016 was 1,174,584 tonnes; for 2017, 1,235,351 tonnes; and for January to May 2018, 440,407 tonnes, which represents 89.3%, 93.9%, and 80.3% of capacity respectively. Mill production was consistently higher than budgeted until November 2017, when both mine and mill production dropped from 110,000 tonne per month to 90,000 tonne per month. Production rates for both the mine and mill were back to the target range in May 2018. The target ore blend is 75% Pilar and 25% Maria Lázara ore.

The average gold recovery was 95.4% in 2016, 93.1% in 2017, and 93.9% in the first five months of 2018. The gold grade dropped during the period with average gold grades of 2.42 g/t in 2016, 1.98 g/t in 2017, and 1.67 g/t during the first five months of 2018. The effect of the gold feed grade on gold recovery was not significant.

Process optimization has been a priority since plant start-up. Reagent consumptions and especially cyanide consumption has been a major focus. The cyanide consumption was consistent during the period, ranging from 0.58 kg/t to 0.71 kg/t. Grinding media consumption was consistent during the period except for the anomalously high consumption in January 2017.

Infrastructure, Permitting and Compliance Activities

Infrastructure

Pilar includes underground workings and gold ore processing facilities, as well as other necessary buildings and infrastructure. This infrastructure includes: mine workings and equipment; a 3,500 tpd processing plant; a 11 MW power available from Itapací Power station; water sourced from the Vermelho River (2014 average usage of 92 m3/h with full capacity at 124 m3/h); a tailings storage facility; other buildings and supporting facilities including workshops, storeroom, fuelling station, offices, dry facilities, cafeteria, medical clinic, and laboratory.

The Maria Lázara mine has its power supplied by diesel generators. Water is sourced locally under an agreement from a landowner.

The Caiamar mine operated as an underground mine and the ore produced was processed at the Pilar processing plant, located 42 km from the mine. The mine was placed on care and maintenance in October 2015. The remaining infrastructure at the Caiamar mine includes: mine workings and equipment; water sourced from local sources; waste storage; and other buildings and supporting facilities including workshops, storeroom, fuelling station, offices, and dry facilities.

Permitting and Compliance

An Environmental Impact Study (EIS) and an Environmental Impact Report (RIMA) were prepared for the Pilar mine in 2009 in order to meet government requirements. The environmental impacts of Pilar, such as noise level, alteration of the morphology, increase of dust levels, surface and groundwater quality, deforestation, aquifer lowering, social expectation and changes, etc., have been assessed and appropriate mitigation measures have been presented in the EIS which was approved by the State.

The Pilar complex has been operating since 2013 and all relevant permits have been in place for this period. There are no identified environmental liabilities associated with the property.

A series of programs such as Open Doors, partnership seminars, environmental education programs, and lectures have been put in place in the schools and communities around the Pilar area. No significant issues with the local communities have been identified during the five years of operation of the Pilar mine and associated operations at Maria Lázara.

Capital and Operating Costs

Between January 2015 and May 2018, actual sustaining capital cost for the Pilar operations totalled $29.6 million as presented in Table 38. The average BRL/USD exchange rate for the period was 3.34.

Table 38 – Actual Sustaining Capital Costs – 2015 – 2018

Description	2015 ($M)	2016 ($M)	2017 ($M)	2018 (Jan-May) ($M)	Total ($M)
Buildings & Infrastructure	2.925	0.727	0.040	0.422	3.653
Machinery & Equipment	0.830	2.809	2.320	0.130	3.639
Mine Development	7.930	14.396	12.387	4.592	22.326
Total	11.685	17.933	14.747	5.143	29.618

The Pilar LOM plan sustaining and closure capital costs are estimated to total $31.9 million as shown in Table 39. These costs are based on an exchange rate of USD1.00 = BRL3.70.

Table 39 – Projected Sustaining Capital Costs

Description	2018 (Jun-Dec) ($M)	2019 ($M)	2020 ($M)	2021 ($M)	2022 ($M)	2023 and Beyond ($M)	Total ($M)
Buildings & Infrastructure	0.00	0.47	0.31	0.01	0.07	0.00	0.85
Machinery & Equipment	0.00	0.10	0.40	0.06	0.00	0.00	0.56
Mine Development	2.80	2.37	2.28	0.00	0.00	0.00	7.45
Tailings Dam	0.00	2.76	1.68	0.00	2.59	0.00	7.03
Sustaining - Other	0.00	0.47	0.24	0.39	0.00	0.00	1.09
Três Buracos Open Pit	0.00	0.00	0.00	1.98	0.27	0.00	2.26
Total Sustaining	2.80	6.16	4.90	2.45	2.94	0.00	19.25
Closure & Reclamation	0.00	0.04	0.07	0.04	0.00	12.47	12.62
Total	2.80	6.20	4.97	2.49	2.94	12.47	31.87

Expansionary Capital (3 Buracos)	0.00	2.80	7.42	0.00	0.00	0.00	10.22

Actual operating costs for 2015, 2016, 2017, and 2018 are presented in Table 40. The 2018 figures encompass costs for the first five months of the year only. Unit operating costs for the period averaged $43.99/t milled including mining, milling, and general and administration (G&A) costs, as presented in Table 41. The BRL/USD exchange rate for the period averaged 3.34.

Table 40 – Actual Operating Costs – 2015 to May 2018

Activity	2015 ($M)	2016 ($M)	2017 ($M)	2018 (Jan-May) ($M)	Total ($M)
Mining	30.579	26.521	34.428	10.644	91.529
Milling	14.374	17.753	18.905	6.583	51.032
G&A	5.986	5.302	2.076	2.032	13.364
Total	50.94	49.576	55.409	19.259	155.925

Table 41 – Actual Unit Operating Costs – 2015 – May 2018

Activity	2015 ($/t Milled)	2016 ($/t Milled)	2017 ($/t Milled)	2018 (Jan-May) ($/t Milled)	Total ($/t Milled)
Mining	26.95	22.58	27.87	24.17	25.82
Milling	12.67	15.11	15.30	14.95	14.40
G&A	5.28	4.51	1.68	4.61	3.77
Total	44.89	42.21	44.85	43.73	43.99

Exchange BRL/USD	3.33	3.49	3.19	3.38	3.34

The Pilar operations are scheduled to extract 7.005 Mt of ore from the various deposits during the LOM plan period of June 2018 to 2025. Included are 1.53 Mt of ore from the Pilar mine, 284,000 tonnes of ore from the Maria Lázara mine, and 5.19 Mt of ore from the Três Buracos open pit. A total of 7.005 Mt is scheduled to be processed in the mill.

As detailed in Table 42, total operating costs for the LOM plan (2018 to 2022) are estimated to total $207.4 million.

Table 42 – Projected Total Operating Costs

Description	2018 (Jun-Dec) ($M)	2019 ($M)	2020 ($M)	2021 ($M)	2022 ($M)	2023 ($M)	2024 ($M)	2025 ($M)	Total ($M)
OP Mining	0.0	0.0	7.9	10.8	11.7	11.4	9.5	1.0	52.3
UG Mining	18.4	19.6	11.8	2.9	0.0	0.0	0.0	0.0	52.7
Milling	5.7	6.8	11.0	10.4	11.0	11.0	10.5	3.1	69.4
G&A	2.8	4.8	4.8	4.8	4.8	4.8	4.8	1.4	33.0
Total	26.9	31.1	35.4	28.9	27.5	27.2	24.8	5.5	207.4

Projected unit operating costs for this mill feed are shown in Table 43. Projected unit operating costs are based on a BRL/USD exchange rate of 3.7.

Table 43 – Projected Unit Operating Costs

Description	2018 (Jun-Dec) ($/t Milled)	2019 ($/t Milled)	2020 ($/t Milled)	2021 ($/t Milled)	2022 ($/t Milled)	2023 ($/t Milled)	2024 ($/t Milled)	2025 ($/t Milled)	Total ($/t Milled)
Mining - Pilar	29.55	29.04	29.14	28.73					29.23
Mining – Maria Lázara	28.00	28.00							28.00
Mining – Três Buracos			11.51	11.52	10.64	10.36	9.02	3.24	10.08
Total Mining	29.00	29.04	17.98	13.19	10.64	10.36	9.02	3.24	14.99
Processing	9.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00	9.91
G&A	4.41	7.11	4.38	4.62	4.36	4.36	4.56	4.53	4.71
Total	42.41	46.16	32.37	27.81	25.00	24.73	23.58	17.77	29.61

Exploration, Development and Production

Neither Leagold nor Equinox Gold has conducted any new exploration at Pilar. A drilling program for conversion of Mineral Resources to Mineral Reserves is planned for 2020. Additional opportunities for exploration and resource delineation include drilling down-dip and on strike at Maria Lazara, to the southeast on Pilar and along the Três Buracos trend.

Operational improvements at Pilar have focused on improvements to mining methods with an active drive to reclaim ore tonnes left in old stopes, mine remnant pillars, optimize the stope sequence to reduce drift development, introduce new mining equipment for remote cleaning of low dipping stopes, increase mined tonnages overall and limit mining dilution with the change to low-profile equipment and redesigned drift layouts and sizing. Plant optimization has included improvements to grinding and gravity recovery circuits. Plant throughput has been supplemented with low grade stockpiles from July 2018 onwards.

Castle Mountain Mine

Castle Mountain is a past-producing heap leach gold mine located in California, USA, approximately 200 miles north of Equinox Gold’s Mesquite mine. Castle Mountain produced more than 1.2 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. The property was substantially reclaimed from 2004 to 2012, but significant gold resources remain and are considered economic at current gold prices.

Other than the information under the heading Exploration, Development and Production, the information that follows relating to Castle Mountain is derived from, and in some instances, is a direct extract from the Castle Mountain Technical Report. The information below is based on assumptions, qualifications and procedures that are set out only in the Castle Mountain Technical Report and reference should be made to its full text which Equinox Gold has filed under its SEDAR profile at www.sedar.com, its EDGAR profile at www.sec.gov/EDGAR and which is available on Equinox Gold’s website at www.equinoxgold.com.

Project Description, Location and Access

Castle Mountain is located in the historic Hart Mining District, at the southern end of the Castle Mountains, San Bernardino County, California, approximately 70 mi (112.6 km) south of Las Vegas, Nevada. Castle Mountain is in the high desert area near the Mojave National Preserve and Castle Mountains National Monument. Castle Mountain includes 13,276 acres of patented and unpatented lode, placer and mill site claims. The site can be accessed by gravel road year-round.

Equinox Gold acquired NewCastle Gold Ltd. (NewCastle) on December 22, 2017 and NewCastle became a wholly-owned subsidiary of Equinox Gold. NewCastle has 100% of the right, title and beneficial interest in and to Castle Mountain Venture (CMV) which owns Castle Mountain. A number of net smelter return (NSR) royalty agreements are in place on the Castle Mountain project.

Throughout this summary, NewCastle (or CMV) are used when referring to the Castle Mountain owner/operator. Equinox Gold’s ownership and control of NewCastle and CMV are implicit whenever they are mentioned. Where necessary for clarity, NewCastle and Equinox Gold are explicitly named.

Surface Rights

Equinox Gold has full legal access to Castle Mountain with respect to surface and mineral rights. There are no known dates of expiration to mining claims pertinent to Castle Mountain.

Royalties

The Castle Mountain project is subject to several royalties which are payable to different parties, resulting in an overall average 4.31% NSR. Royalties payable include:

●	2.65% Franco-Nevada royalty applied to all ounces
●	5.00% Conservation royalty
●	2.00% American Standard royalty
●	5.00% Huntington Tile royalty.

The base case financial model estimates the total value of royal payments at $150.6 million over the current mine life.

History

Gold mining began in the Hart Mining District in 1907. Recent exploration was conducted in the area more or less continuously since the late 1960’s.

Viceroy Gold Corporation (Viceroy)/MK Gold Corporation commenced gold production at Castle Mountain in 1991 and the JSLA deposits were considered exhausted in 1996. The Jumbo pit ceased production in 2001 due to local wall stability issues which left the deepest bench mined approximately 200 ft. above the planned bottom mining elevation. Mining on the Oro Belle and Hart Tunnel deposits ceased later in 2001. Heap leaching continued until 2004.

NewCastle (then Castle Mountain Mining Company Limited) acquired the Castle Mountain project in 2012.

In December 2017, NewCastle was acquired by Trek Mining Inc., which was renamed Equinox Gold Corp.

Geological Setting and Mineralization

The Castle Mountains gold deposit is located in the Hart Mining District at an elevation of ~4500 feet (1372 m) in the southern portion of the Castle Mountains Range. The Castle Mountains Range is in the eastern Mojave Desert within the southern Basin and Range Province. Proterozoic metamorphic and plutonic rocks form the basement of the Castle Mountains; these are overlain by pre-volcanic sediments, and Miocene sedimentary and volcanic rocks.

Metamorphic Proterozoic basement is exposed along the northeastern flank of the Castle Mountains and consists of a massive sequence of biotite schist, biotite gneiss and meta-granite. Only local narrow zones of hydrothermal alteration and weak gold mineralization have been encountered in basement rocks.

Locally overlying the metamorphic basement rocks is a poorly sorted, clast-supported conglomerate with local well-bedded sandstone up to 180 feet (55 m) thick locally referred to as PC Seds. Unconformably overlying the PC Seds is the regionally extensive Peach Springs Tuff unit. The Miocene-age Castle Mountains Volcanic Sequence (CMVS) includes all volcanic units above the Peach Springs Tuff and below the Piute Range volcanic rocks. The CMVS consists primarily of rhyolitic domes, flows, and felsic tuff, and lesser andesitic, latitic, and basaltic lava emplaced during three intrusive-extrusive episodes between ~18.8 and ~13.5 Ma.

CMVS rocks are the primary host of epithermal gold mineralization at the Castle Mountain project.

Exploration

Recent exploration was conducted in the area more or less continuously since the late 1960s. After NewCastle acquired Castle Mountain in 2012, exploration activities began with an airborne LIDAR survey to construct a detailed digital topographic surface and capture the extent of previous mining activities. Exploration activities also included detailed geologic mapping of the deposit area exposures and critical evaluation of the structural and stratigraphic setting, along with drilling.

The outcome of that program confirmed the assay results from historical Viceroy drilling but highlighted a need to further refine the geology to guide future exploration. From 2014 through mid-2016 drilling continued with positive assay results; however, little progress was made on understanding and refining the geologic model.

In July 2016, detailed mapping of the two remaining pits with exposed highwalls, and detailed remapping of the immediate area surrounding the pits, occurred. The focus on relevant lithologies coupled with the collection of 1,200 individual structural point measurements provided a more robust understanding of the geology in the mine area. Additionally, a comprehensive geochemical study of the different rock types recognized in the mapping was completed, and a complete characterization analysis refined the understanding of the stratigraphic units in the mine area.

In January 2017, using the newly developed geologic understanding, an updated logging framework for drill core and RC chips was created to fit seamlessly with the mapping database. Concurrent with the drilling in 2017, an additional mapping program was done to expand the geologic dataset outside of the immediate pit area; a total of 4,500 acres were mapped. Coupled with the mapping program, 1,458 grab samples were collected of relevant lithologies, structures and alteration. Along with the grab sampling, grid sampling was conducted over seven prospective areas.

Beginning in early 2018, an extensive relogging program began to compile the geologic data from 2013 through 2016 drilling into the new framework. As relogging progressed a chip/channel sampling program was conducted on the most prospective area east of the mine plan with 1.25 km of sampling collected. These channel samples were collected in the same manner as drill hole data and were incorporated into the database. The finalization of the relogging effort, completion of the sampling programs, and the completion of the mapping program provided a sizeable and consistent database with which to build a more robust geologic model.

From December 2018 through March 2019, a detailed geologic model was built and compared against gold assays. The product provided thorough analysis of controlling domains for gold mineralization and has laid the groundwork for an updated resource model in the coming feasibility study.

Drilling

Prior to December 2, 2015, a total of 1,850 drill holes totaling 1,256,552 feet (392,997 m) were completed at the Castle Mountain project. A total of 1,762 drill holes totaling 1,185,982 feet (361,487m) was legacy drilling and 88 drill holes totaling 70,570 feet (31,510m) were completed by NewCastle.

Since December 2015, NewCastle has completed an additional 235,000 feet of drilling in 194 drill holes at Castle Mountain in two drill campaigns using angled RC and diamond core drilling to improve the grade and the geological understanding of the deposits.

NewCastle Phase I drilling began in June 2016 and by October 2016 had completed 46 exploration and infill resource drill holes, and one hydrological test hole, for a total drilled footage of 65,423ft (19,941m). The program targeted the southern part of the mineralized area known as “Big Chief” and “South Domes” that were considered to have good potential for near-term Mineral Resource expansion, as well as possible strike extensions of the Lucky John high-grade mineralization encountered in 2014 and 2015.

NewCastle Phase II drilling began in late October 2016 and was essentially a continuation of the Phase I program. A total of 148 core and reverse circulation holes were drilled and these included: 136 resource expansion and infill drilling holes, four water well test holes, four PQ metallurgical test holes, and four PQ holes to test for clays with suitable properties for use as a clay liner. The total drill footage completed was 169,944ft (51,799m) including 160,341ft of resource and infill drilling; 5,620ft of water well test drilling; 3,383ft of PQ metallurgical drilling; and 600ft of clay test hole drilling.

Equinox Gold Phase III drilling included 31 holes aimed at infill drilling in the South Domes area and exploration drilling in other areas of Castle Mountain. The total drill footage completed was 30,047 ft (9,158 m) in 31 diamond core and RC holes.

In 2018, a 53-hole RC program totaling 9,680 ft (2,951 m) in the JSLA back-fill, down to the 4300’ elevation and a depth of approximately 182 ft (55 m) on average, was completed.

Also in 2017 and 2018, a reverse air blast (RAB) drill hole program, designed to test the top 20 ft (6.1 m) of the JSLA back-fill material, was completed with a total of 809 holes at 50 ft (15 m) spacings. An additional 32 holes were completed over an infill grid on 20 ft (6.1 m) spacings, centered on RC hole RC18-1-2. The RAB program was then extended to include drilling portions of the north and south waste dumps, bringing the total RAB drilling program in JSLA backfill to 995 holes.

Sampling, Analysis and Data Verification

Viceroy drill hole samples were analyzed for gold by conventional fire assay methods by Legend or Rocky Mountain Geochemical in Reno, Nevada. Routine duplicate analyses were performed on conventional rotary, reverse-circulation and core drill holes utilizing the same pulp as that used for the initial analyses. Assay precision from the pulp duplicates was variable with gold grade, but generally acceptable. Check assay samples submitted to other commercial labs and the Castle Mountain Mine lab did not indicate any problems with Legend’s original assays.

NewCastle drill hole samples were assayed by ALS or Inspectorate in Reno, Nevada. Check assays were completed at American Assay Laboratories in Sparks, Nevada. Gold and silver were assayed by conventional fire assay methods followed by AA analysis. Gold assays returning greater than 10 g/tonne Au were re-assayed by fire assay and gravimetric finish and gold assays returning greater than 0.2 g/tonne Au were analyzed for gold cyanide solubility.

NewCastle employed a QA/QC program that included the analysis of CRM, blanks, RC field duplicates, and check assays. CRMs, blanks and duplicates were inserted regularly in the sample stream, and a random selection of samples from mineralized intervals were submitted to an umpire laboratory for check assay at the completion of each drill campaign.

Mine Technical Services Ltd. (MTS) reviewed a compilation of the 2017 control sample results and found the assay accuracy and precision to be acceptable for purposes of resource estimation. No significant bias was observed in the CRM results for gold. Check assays showed no significant bias between the ALS and Inspectorate original assays and the AAL check assays. No significant carryover contamination was observed in the blank results.

In the opinion of the responsible Qualified Person, the sample preparation, security, and analytical procedures are adequate for purposes of resource estimation. The assay accuracy and precision are considered acceptable for resource estimation.

JSLA Backfill – RAB Drill Program

For the JSLA Backfill RAB drilling campaigns, the RAB drill collected the sample direct from the top of the drill hole outside the drill string, and then directed the chips to a cyclone where the sample was recovered and bagged. Each sample was collected on 18-foot and 30-foot intervals in the 2017 campaign, and each sample was collected on 20-foot intervals in the 2018 campaign.

ALS Laboratories performed assays on the RAB samples with Fire Assay with Atomic Absorption and Gravimetric finish, and Cyanide Digestion.

QA/QC procedures were implemented according to industry best practice and approved by the Qualified Person. Certified reference material was screened for results within 10% of the reported mean, and blank material was screened for results above 10X the detection limit of the analytical method.

In the opinion of the responsible Qualified Person, the sample collection, preparation, security, and analysis of the RAB samples are adequate for the purposes of resource estimation. The assay accuracy and precision are adequate for resource estimation.

Mineral Processing and Metallurgical Testing

A significant amount of metallurgical test data has been generated for the Castle Mountain project, including: initial test work before startup of the mine in 1992; continued test work during operations for process optimization during 1991-2001; actual production statistics from pulp agglomeration plant operations from 1991-2001 and post production data (rinsing, etc.); a 2014-2015 program with crush size vs. recovery column tests, ROM column tests, bottle roll tests, grinding / cyanidation testing, gravity recoverable gold tests, comminution tests, and compacted permeability tests; and a 2017/2018 program with ROM column tests, pulp agglomeration studies, cyanidation testing, gravity recoverable gold tests, crush size vs. recovery column tests, variability testing, CIL testing, compacted permeability testing, gravity sedimentation and filtration tests.

Much is of this work is dedicated to pulp agglomeration studies, both historically and within recent campaigns. As studies progressed during recent campaigns, however, the test work emphasis shifted to evaluating conventional milling with CIL for higher grade ore within the deposit, and evaluation of ROM heap leaching for lower grade ore. Conventional milling and ROM heap leaching allows high and low-grade ores to be treated independently, which offers more flexibility to processing and mine scheduling as compared to the pulp agglomeration process, which is dependent upon the blending ratios of higher grade mill slurry to lower grade crushed ore in the pulp agglomeration product (1:9 to 1:12 during historical operations).

The current resource defines higher ratios of mill slurry to crushed ore than was the case during historical operations, which presents challenges to scheduling of high and low-grade ore delivery from the mine and also presents additional risk to heap permeability as compared to the historical operation. Recent work focused on de-coupling this limitation to maximize the overall amount of ore for processing by considering a straight mill/CIL for high-grade ores and a conventional ROM heap leach for the low-grade ore.

Because the previous pulp agglomeration process design also utilizes milling of high-grade material, there are significant amounts of test work programs and results from prior pulp agglomeration test work campaigns that support the current mill/CIL design in the PFS.

Mineral Resource and Mineral Reserve Estimates

The Mineral Resource estimate utilized an inverse distance weighting method bounded by multiple grade shells and geologically-interpreted domains. A resource classification was developed based on sample support within various distances. The Mineral Resource estimate presented in Table 44 (imperial units) and Table 45 (metric units) shows a range of cutoff grades with the base case (in bold) listed at a gold cutoff grade of 0.005 opt (0.17 g/tonne) and contained within a Lerchs-Grossman (LG) shell based on a gold price of $1,400/oz.

Table 44 – Mineral Resource Estimate (Imperial Units)

	Measured			Indicated
Cutoff (Au opt)	Mtons	Gold Grade (opt)	Gold Oz (million)	Mtons	Gold Grade (opt)	Gold Oz (million)
Hardrock (0.005) Backfill (0.004) Total (0.005) Hardrock (0.035)	177.1 0.0 177.1 13.4	0.0169 0.0000 0.0169 0.0777	2.99 0.00 2.99 1.04	71.7 18.0 89.7 5.3	0.0161 0.0101 0.0149 0.0765	1.15 0.18 1.34 0.40
	Measured + Indicated			Inferred

Cutoff (Au opt)	Mtons	Gold Grade (opt)	Gold Oz (million)	Mtons	Gold Grade (opt)	Gold Oz (million)
Hardrock (0.005) Backfill (0.004) Total (0.005) Hardrock (0.035)	248.8 18.0 266.8 18.6	0.0167 0.0101 0.0162 0.0774	4.15 0.18 4.33 1.44	167.2 21.7 188.9 5.8	0.0121 0.0081 0.0116 0.0826	2.02 0.18 2.20 0.48

Notes:

1.	The effective date of the Mineral Resource is March 29, 2018.
2.	The Qualified Person for the estimate is Don Tschabrun, SME RM.
3.	Mineral Resources are inclusive of Mineral Reserves; Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.
5.	The Mineral Resource is based on a gold cutoff grade of 0.005 opt.
6.	The Mineral Resource is contained within an LG shell limit using a $1,400 gold price as well as cost and recovery parameters presented in this Technical Report.
7.	For further information on backfill see Sections 13.5.13 and 14.3.2 of the Castle Mountain Technical Report.

Table 45 – Mineral Resource Estimate (Metric Units)

	Measured			Indicated
Cutoff (Au gpt)	Mtonnes	Gold Grade (gpt)	Gold Oz (million)	Mtonnes	Gold Grade (gpt)	Gold Oz (million)
Hardrock (0.17) Backfill (0.14) Total (0.17) Hardrock (1.20)	160.6 0.0 160.6 12.1	0.579 0.000 0.579 2.664	2.99 0.00 2.99 1.04	65.1 16.3 81.4 4.8	0.552 0.346 0.511 2.623	1.15 0.18 1.34 0.40

	Measured + Indicated			Inferred
Cutoff (Au gpt)	Mtonnes	Gold Grade (gpt)	Gold Oz (million)	Mtonnes	Gold Grade (gpt)	Gold Oz (million)
Hardrock (0.17) Backfill (0.14) Total (0.17) Hardrock (1.20)	225.7 16.3 242.0 16.9	0.572 0.346 0.556 2.652	4.15 0.18 4.33 1.44	151.7 19.7 171.4 5.2	0.415 0.278 0.399 2.832	2.02 0.18 2.20 0.48

Notes:

1.	The effective date of the Mineral Resource estimate is March 29, 2018.
2.	The Qualified Person for the estimate is Don Tschabrun, SME RM
3.	Mineral Resources are inclusive of Mineral Reserves; Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.	Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.
5.	The Mineral Resource is based on a gold cutoff grade of 0.17 gpt.
6.	The Mineral Resource is contained within an LG shell limit using a $1,400 gold price as well as cost and recovery parameters presented in this Technical Report.

Mineral Reserve Estimate

GRE has estimated the Mineral Reserves for the Castle Mountain project using a pit design on a $850 gold price pit shell (generated by a Vulcan pit optimizer), conventional open pit mining methods, and a gold price of $1,250 in the economic analysis. The Mineral Reserve estimate for the Castle Mountain project is effective June 29, 2018.

The Mineral Reserve estimate includes measured and indicated Mineral Resources to produce proven and probable Mineral Reserves. The mine plan summarized below in the section Mining Operations and in Section 16.0 – Mining Methods of the Castle Mountain Technical Report details the production of this reserve. Several cutoff and ROM/mill cutover grades were used at different points in the production schedule to meet production targets. Vulcan generated pit shells at lower gold prices were used to assist in phase design.

The Castle Mountain Mineral Reserves are shown in Table 46. The Mineral Reserves are shown using a cutoff of 0.004 oz per ton (0.14 g/tonne) for the JSLA backfill and 0.005 oz per ton (0.17 g/tonne) for fresh ore.

Table 46 – Castle Mountain Mineral Reserves

	Proven			Probable			Proven & Probable
Resource Area	Tons (Tonnes), millions	Gold Grade, oz/ton (g/tonne)	Gold Ounces (millions)	Tons (Tonnes), millions	Gold Grade, oz/ton (g/tonne)	Gold Ounces (millions)	Tons (Tonnes), millions	Gold Grade, oz/ton (g/tonne)	Gold Ounces (millions)
JSLA - Rock	62.5 (56.7)	0.015 (0.52)	0.95	1.9 (1.7)	0.027 (0.92)	0.05	64.5 (58.5)	0.016 (0.54)	1.01
JSLA - Pit Fill	0	0	0	18.0 (16.3)	0.010 (0.35)	0.18	18.0 (16.3)	0.010 (0.35)	0.18
Jumbo	9.8 (8.9)	0.022 (0.77)	0.22	2.9 (2.6)	0.011 (0.39)	0.03	12.7 (11.5)	0.020 (0.68)	0.25
Oro Belle	42.7 (38.7)	0.017 (0.57)	0.71	6.8 (6.2)	0.014 (0.48)	0.10	49.6 (45.0)	0.016 (0.56)	0.80
East Ridge	5.6 (5.1)	0.023 (0.80)	0.13	7.1 (6.4)	0.012 (0.42)	0.09	12.8 (11.6)	0.017 (0.59)	0.22
South Domes	29.9 (27.1)	0.018 (0.63)	0.55	30.5 (27.7)	0.018 (0.62)	0.56	60.4 (54.8)	0.018 (0.63)	1.10
Total	150.6 (136.6)	0.017 (0.58)	2.56	67.2 (61.0)	0.015 (0.51)	1.00	217.8 (197.6)	0.016 (0.56)	3.56

Notes:

1.

The Mineral Reserve estimate with an effective date of June 29, 2018 is based on the Mineral Resource estimate with an effective date of March 29, 2018 that was prepared by Don Tschabrun, SME RM of Mine Technical Services Ltd. The Mineral Reserve was estimated by Global Resource Engineering, LLC with supervision by Terre Lane, MMSA, SME RM.

2.

Mineral Reserves are estimated within the final designed pit which is based on the $850/oz pit shell with a gold price of $1,250/oz. The minimum cut-off grade was 0.004 oz/ton (0.14 g/tonne) gold and 0.005 oz/ton (0.17 g/tonne) gold for Stages 1 and 2, respectively.

3.	Average life of mine costs are $1.26/ton ($1.39/tonne) mining, $1.56/ton ($1.72/tonne) processing ROM, $8.17/ton ($9.01/tonne) processing Mill/CIL, and $0.73/ton ($0.80/tonne) processed G&A.
4.

The average process recovery was 72.4% for ROM and 94% for Mill/CIL. Tons and gold ounces are both reported in millions. Small differences in total tonnage and grade may occur due to rounding. The Mineral Resource estimate is inclusive of Mineral Reserves.

Mining Operations

The Castle Mountain deposit is planned to be mined using conventional open pit mining methods. The mine design and planning are based on the resource model and Mineral Reserve estimate described in the previous sections.

The mine plan is based on the extraction of the proven and probable ore in the Mineral Reserves. The mine plan was designed to deliver 16,425,000 tons (14,901,000 tonnes) of ore per year to the processing facility in two process types. ROM ore in the quantity of 15,476,000 tons (14,040,000 tonnes) per year and mill ore in the quantity of 949,000 tons (861,000 tonnes) per year starting in Year 4 of the mine plan. Prior to Year 4, the mine plan will deliver 5,110,000 tons (4,636,000 tonnes) of ore per year strictly from the JSLA backfill to the heap leach pad.

The mine plan includes: ultimate pit design including benches, ramps, and haul roads; pit phase designs; a mine production schedule; waste storage design; yearly mine plan drawings including the pit, exterior waste dumps, and in-pit waste backfill; and, equipment and labor requirement calculations.

The Vulcan pit shell analysis shown in Section 15.0 of the Castle Mountain Technical Report provides a basis for creating the ultimate pit design. The $850/oz pit (0.68 revenue factor) was selected as the basis for designing the ultimate pit. The ultimate pit design was developed using Geovia GEMS mine design software.

The ultimate pit is comprised of five pit areas: JSLA, Jumbo, Oro Belle, East Ridge, and South Domes. The pit areas progress in the following order: (1) JSLA, (2) Jumbo, (3) Oro Belle, (4) East Ridge and (5) South Domes.

This pit area order became the basis for the mine plan based on the higher NPV generated by mining JSLA first, and the practicality of mining adjacent/closer pits subsequently. East Ridge and South Domes were planned at the end of the mine life as they constitute a higher strip ratio, a higher risk based on drilling density, and lower incremental NPV.

Production begins in the JSLA backfill in Years 1-3. Ore and waste will be mined by contract mining. During these years, 19,049,000 tons (17,281,000 tonnes) of ore will be mined with contained gold totaling 195,895 ounces. All material mined in Years 1 and 2 consists of material previously-mined and backfilled by Viceroy. Pre-stripping in new areas starts in Year 3.

Production ramps up to full scale in Year 4 and continues in a steady state until ore is depleted near the end of the mine life. Production also switches to a fleet owned and operated by Equinox Gold in Year 4.

JSLA was sequenced early in the mine life to facilitate a backfill waste strategy instead of larger waste dumps. As pits are emptied, each becomes a new target for a backfill. By the end of the mine life, all pits except those of South Domes are backfilled with waste.

Waste rock is placed in dumps adjacent to the pits for the first 8 years of operation, and pit backfilling begins in Year 9. Waste is added to mined-out pits from the top. The upper surface of the backfill grows from the edge of the pit inward as more waste material is dumped into the pit.

Processing and Recovery Operations

Test work developed by KCA and Equinox Gold and carried out by McClelland Laboratories in Reno, NV has indicated that the Castle Mountain ores are amenable to cyanide leaching for the recovery of gold.

The processing plan has been divided into two stages:

Stage 1 (Years 1-3): considers processing 14,000 tons per day (12,700 tonnes per day) of ROM backfill material from the JSLA pit, where it was stored from the previous operation. Excavated backfill material will be loaded into 100-ton (91-tonne) haul trucks and stacked in 50 ft (15 m) lifts. Quicklime (CaO) will be added to the material in the trucks for pH control before the ore is stacked and leached in two stages using a dilute sodium cyanide solution. Pregnant solution discharging from the heap will flow by gravity to a pregnant solution tank from which it will be pumped to a Carbon-in-Column (CIC) adsorption circuit. Gold and silver values will be loaded onto activated carbon and then be periodically stripped from the carbon in a desorption circuit, electrowon and smelted to produce the final doré product.

Stage 2 (Years 4+): will be constructed during Year 3 and includes expanding the Stage 1 leach pad, adsorption and desorption circuits, and adding a 2,600 ton per day (2,360 tonnes per day) crushing system and mill for high-grade ore with a Carbon-in-Leach (CIL) circuit for recovery of gold and silver. For Stage 2, ROM production from newly mined ore will increase to 42,500 tons per day (38,600 tonnes per day) for a total processing rate of 45,100 tons of ore per day (40,900 tonnes per day).

During Stage 2, high-grade ore only will be crushed to 100% passing 3/8” (9.5 mm) at an average rate of 144 t/h (131 tonnes/h) in a three-stage mobile / skid mounted crushing circuit. Process solution will be added to the high-grade ore in a single-stage ball mill and ground to 80% passing 100 mesh in closed circuit with hydrocyclones. The gravity concentration system will include a Knelson concentrator, and an intensive leach reactor system to recover metal values. The CIL circuit will have six stages with a total residence time of 36 hours. Loaded carbon from the first tank of the CIL will be processed in the ADR plant shared with the ROM circuit. Tailings from the CIL will then be thickened to 58% solids by weight and will be pumped to the filter feed tank for cyanide detoxification. A Caro’s acid generator will deliver Caro’s acid into the filter feed tank to destroy residual cyanide in the thickened slurry. Detoxified tailings from the agitated filter feed tank will be pumped to two recessed plate filter presses to remove moisture. The resulting filter cake will discharge onto a collecting conveyor and will be conveyed to a filter cake stockpile and truck-stacked at a designated dry tailings disposal impoundment lined adjacent to the leach pad.

A summary of the processing design criteria is presented in Table 47.

Table 47 – Processing Design Criteria Summary

Item	Design Criteria
Annual Tonnage Processed
Stage 1 (Years 1-3)	5,114,000 tons (4,636,000 tonnes)
Stage 2 (Years 4+)	16,200,000 tons (14,700,000 tonnes)
Grade, oz/t Au (g/t)
Low-grade Years 1-3	0.0100 oz/ton (0.343 g/tonne)
Low-grade Years 4+	0.0127 oz/ton (0.435 g/tonne)
High-grade Years 4+	0.0926 oz/ton (3.17 g/tonne)
Production Rate
Stage 1	14,000 tons/day (12,600 tonnes/day), 365 days per year
Stage 2	45,100 tons/day (40,900 tonnes/day), 365 days per year
Processing
Stage 1	ROM Heap Leach
Stage 2	ROM Heap Leach - Low-grade - 42,500 t/d (38,600 tonnes/d), Mill - High-grade – 2,600 t/d (2,360 tonnes/d)
Recovery Gold
Low-grade Years 1-3	72.4%
Low-grade Years 4+	72.4%
High-grade	94%
Recovery Silver
Low-grade	20%
High-grade	TBD
Operation	12 hours/shift, 2shifts/day, 7 days/week, 360 days/year
Heap Leaching Cycle
Stage 1	80 day primary, 80 day secondary
Stage 2 – ROM Ore	160 days

During Stage 1, on-site natural gas-powered generators will be used to supply electric power to all elements of the process plant. Line power will be installed as part of the Stage 2 expansion and the Stage 1 generators will be converted to emergency backup generators.

The heap leach facility will be constructed using a double liner system to prevent release of process solutions to the environment. The liner system consists of two layers of 80-mil linear low-density polyethylene (LLDPE) geomembrane with a 2-foot (0.6 m) thick layer of drainage gravel between them.

Event ponds will be included to contain seasonal accumulations of leach solutions and/or upset conditions that cannot be managed during normal operations. The event ponds will be constructed in two phases. Event solution will be returned to the barren tank as makeup solution as soon as practical.

Infrastructure, Permitting and Compliance Activities

Infrastructure

Infrastructure remaining from previous operations at Castle Mountain include the main site access road as well as the west wellfield area which supplied water for the past operations. Water supply for ROM heap leach and mill will primarily be from new wells with the existing west wellfield and water tank being used only for water supply to water trucks for dust suppression.

The existing access road is a two-lane road in Nevada and one-lane road with two-lane passing areas in California and is sufficient for current exploration and preliminary construction activities. For major construction and operations, road improvements, including road widening will be required.

Buildings and facilities for the Castle Mountain project and operations have been considered and will be constructed in two stages. Buildings required during Stage 1 include the administration and mine offices buildings, a small modular laboratory, site gate house, ADR and reagent storage facility, and refinery building. A mill shop and warehouse building will be constructed in Stage 2, along with a larger laboratory.

For Stage 1 operations (Years 1-3), electrical power for the Castle Mountain project will be supplied using propane generators. For Stage 2 operations (Year 4+), electrical power for the Castle Mountain project will be supplied using line power, in a similar configuration to what was provided for historical operations. The plan is to receive retail service to the Castle Mountain project by NV Energy (NVE). The Castle Mountain project power estimates for Stage 1 are 1.0 MW peak demand load with an average demand of 0.8 MW, and for Stage 2 are 7.1 MW peak demand load with an average demand of 6.0 MW.

A water balance model was prepared and considers the Castle Mountain project’s water demand, water collected from direct precipitation and seasonal evaporation. Additional water consumption allowances in gallons per minute (gpm) were included for road dust suppression (100 gpm or 6.3 L/s), mill tailings moisture loss (65 gpm or 4.1 L/s), and miscellaneous uses (15 gpm or 0.95 L/s). Based on the water balance model plus these allowances, makeup water requirements average 360 gpm (23 L/s) during Stage 1 operations and 650 gpm (41 L/s) during Stage 2. Currently existing wells (five total) are sufficient to supply the necessary makeup requirement for Stage 1, after which additional wells south of the Castle Mountain project site will be constructed to supply water for Stage 2.

Lavatory and wash facilities will be located throughout the Castle Mountain project site. Sanitary waste from the lavatories will flow by gravity to multiple septic systems for treatment and disposal. A licensed waste management company will transport collected solid wastes to a dedicated offsite, third party controlled landfill site. Hazardous waste will be disposed of in a safe and environmentally sound manner using outside contractors.

Permitting and Compliance

The number of wells used during the operating period ranged from five to 14 wells. This number includes a combination of monitoring wells and production wells. As part of the permitting requirements, water levels were measured monthly.

During the previous operation, the average annual water use was 400 acre feet per year (248 gpm or 16 L/s). The maximum permitted annual water use for the mine expansion was adjusted downward (1998 EIS\EIR approvals) to 625 acre feet per year or 387 gpm or 24 L/s (in the 1990 EIS/ EIR, the predicted water use was 725 acre feet per year or 449 gpm or 28 L/s) because actual water use was lower than predicted. Water quality measurements were taken at a number of wells throughout the operation. Water quality during operations was within the predicted concentrations.

The 1998 EIS/EIR analyzed the potential for acidic conditions in pit water and found, once again, Castle Mountain has very limited acid-generating sulfide minerals, and the natural alkalinity provided by the rock and ground and surface water inflows minimize the potential for acidification of the pit water.

Cultural resources field studies were undertaken as part of the environmental assessment reviews to identify if there were any significant sites to be considered for inclusion in National Register of Historic Places (NRHP) and/or the

California Register of Historic Resources (CRHR). The field studies evaluated both historic and prehistoric resources at Castle Mountain. Approximately 48 sites were identified. Mitigation measures excluded certain sites from mine development. A chain link fence was built around the Hart town site cemetery and a 300-foot (91 m) buffer zone separates the cemetery from the North Overburden Site. Future Castle Mountain project design activities will acknowledge and accommodate all historic and prehistoric resources found on the site.

On October 31st, 1994, the Mojave National Preserve was established through the California Desert Protection Act. The Preserve is managed by the National Park Service and is comprised of 1.6 million acres to the north, west, east and south of the Castle Mountain project. The Castle Mountain project is bounded on all sides by a buffer zone administrated by the Bureau of Land Management.

On February 12, 2016, Barrack Obama, President of the United States of America, by presidential proclamation, established the Castle Mountains National Monument. The reserved Federal lands and interests in lands encompass approximately 20,920 acres and the boundaries fall between Castle Mountain and the aforementioned Mojave National Preserve on all four sides. The Secretary of the Interior manages these lands through the National Park Service, pursuant to applicable authorities, consistent with the purposes and provisions of the proclamation.

All permits were in place when the Castle Mountain Mine was operating. Since 2012, the Castle Mountain project has been maintained on idle status. During this period, the environmental review permits issued after the Castle Mountain project was released from the State and Federal environmental assessment processes were maintained. Also, all fees have been paid and all applicable permits and authorizations have been maintained by NewCastle. The Castle Mountain project was returned to active status in 2017.

Capital and Operating Costs

Capital and operating costs for the Castle Mountain project were estimated by KCA, GRE and GLA with input from Equinox Gold. The estimated capital and operating costs are considered to have an accuracy of +/- 25% and +/- 20% respectively.

The capital costs have been estimated primarily by KCA for the process and infrastructure, and GRE for mining. All equipment and material requirements are based on the design information described in this study. Capital cost estimates have been made primarily using budgetary supplier quotes for all major and most minor equipment items. Where supplier quotes were not available, a reasonable cost estimate was made based on supplier quotes in KCA’s project files and cost guide data.

Operating costs for all areas of the Castle Mountain project have been estimated from first principles. Labor costs are estimated using project-specific staffing, salary, wage, and benefit requirements. Unit consumptions of materials, supplies, power, water, and delivered supply costs are also estimated.

The total capital cost for the Castle Mountain project is $488.7 million including all applicable sales tax. The Castle Mountain project will be developed in stages with Stage 1 being constructed in Year -1 to process ROM ore from the JSLA pit. Stage 2 will be constructed in Year 3 and includes the addition of a mill and CIL circuit and owner mining fleet, along with significant capitalized mining pre-stripping activities. Sustaining capital for the expansion of the heap leach pad and replacement of equipment is considered throughout the life of the mine. Table 48 presents the capital requirements for the Castle Mountain project.

Table 48 – Capital Costs Summary

Description	Cost ($)
Stage 1 Pre-Production Capital	51,667,000
Stage 2 Expansion Capital	294,958,000
LOM Sustaining Capital	142,029,000
TOTAL Capital Costs Including Sales Tax	488,654,000

The total life of mine operating cost for the Castle Mountain project is $8.43 per ton of ore processed. Table 49 presents the LOM average operating cost requirements for the Castle Mountain project.

Table 49 – Operating Costs LOM Summary

Description	LOM Cost $/ton ore ($/tonne ore))
Mine	5.79 (6.38)
Process & Support Services	1.92 (2.11)
Site G&A	0.72 (0.80)
TOTAL Operating Costs	8.43 (9.29)

Economic Analysis

Based on the estimated production parameters, revenue, capital costs, operating costs, taxes, and royalties, a cash flow model was prepared by KCA for the economic analysis of the Castle Mountain project. All of the information used in this economic evaluation has been taken from work completed by KCA and other consultants as described in this report.

The Castle Mountain project economics were evaluated using a discounted cash flow (DCF), which measures the Net Present Value (NPV) of future cash flow streams. The final economic model was developed with input from Equinox Gold using the following assumptions.

Assumptions

The period of analysis is 20 years, and includes one year of pre-production and investment, 16 years of production, and three years for reclamation and closure. The major inputs to the analysis are as follows:

●	Gold price of $1,250/oz.

●	Stage 1 design processing rate of 14,000 tpd or 12,600 tonnes/d (Years 1-3, ROM only)

●	Stage 2 design processing rate of 45,100 tpd or 40,900 tonnes/d (Years 4-17, 42,500 tpd or 38,600 tonnes/d for ROM and 2,600 tpd or 2,360 tonnes/d for mill).

●	Average ROM gold grade of 0.012 oz/ton (0.41 g/tonne).

●	Average mill gold grade of 0.094 oz/ton (3.22 g/tonne).

●	LOM average opex of $8.43/ton ($7.65/tonne) ore.

●	Total LOM capex of $433.7M (not including working capital and reclamation & closure costs).

●	Net Smelter Royalties, with an average NSR of 4.31%:

o	2.65% FNV royalty applied to all ounces;

o	5.00% Conservation royalty;

o	2.00% American Standard royalty; and

o	5.00% Huntington Tile royalty.

●	State Income Tax rate of 8.84%.
●	Federal Income Tax rate of 21%.
●	Gold recoveries of:
o	72.4% for ROM ore; and
o	94.0% for mill ore.

Table 50 – Life of Mine Summary

Economic Analysis
Internal Rate of Return (IRR), Pre-Tax	21.7%
Internal Rate of Return (IRR), After-Tax	20.1%
Average Annual Cashflow (Pre-Tax)	$54.3	M
NPV @ 5% (Pre-Tax)	$490.8	M
Average Annual Cashflow (After-Tax)	$45.9	M
NPV @ 5% (After-Tax)	$406.5	M
Gold Price Assumption	$1,250	/Ounce
Silver Price Assumption	$17	/Ounce
Pay-Back Period (Years based on After-Tax)	8.8	Years

Capital Costs
Phase 1 Initial Capital	$51.7	M
Phase 2 Initial Capital	$295.0	M
LOM Sustaining Capital	$142.0	M

Operating Costs (Average LOM)
Mining	$5.79	/Ton processed
	($6.38	/Tonne processed)
Processing & Support	$1.92	/Ton processed
	($2.11	/Tonne processed)
G&A	$0.72	/Ton processed
	($0.80	/Tonne processed)
Total Operating Cost	$8.43	/Ton processed
	($9.29	/Tonne processed)
Total By-Product Cash Cost	$712	/Ounce Au
All-in Sustaining Cost	$763	/Ounce Au

Production Data
Life of Mine	16.2	Years
Total Ton to Heap	207,057,520	Tons
	(187,842,582	Tonnes)
Total Ton to Mill	10,744,919	Tons
	(9,747,791	Tonnes)
Grade Au (Avg.)	0.016	oz/ton
	0.56	g/tonne
Contained Au oz	3,563,093	Ounces
Metallurgical Recovery Au (Overall)	79%
Average Annual Gold Production	173,000	Ounces
Total Gold Produced	2,798,173	Ounces
LOM Strip Ratio (W:O)	3.76

Sensitivity of the Castle Mountain project economics to key parameters including gold price, total capital cost and operating was completed to evaluate the relative strength of the Castle Mountain project. The sensitivities are based on +/- 25% of the base case. The after-tax sensitivity analysis is presented in Table 51, and graphically in Figures 1, 2, 3 and 4. The economic indicators chosen for sensitivity evaluation are the internal rate of return (IRR) and NPV at 0, 5, and 10% discount rates.

The sensitivity analysis indicates that the Castle Mountain project is robust and is most sensitive to revenue (gold price, ore grade, and recovery), and operating costs.

Table 51 – Sensitivity Analysis (After Tax)

Gold price ($/oz)	-25%	-10%	$1,250	10%	25%
NPV5% (after tax), $M	-$21.5	$243.6	$406.5	$565.7	$799.7
IRR (after tax)	4.2%	14.0%	20.1%	26.3%	35.8%

Capital costs	-25%	-10%	$471.0	10%	25%
NPV5% (after tax), $M	$478.7	$435.6	$406.5	$377.5	$333.8
IRR (after tax)	27.1%	22.5%	20.1%	18.1%	15.6%

Operating costs	-25%	-10%	$1,836.0	10%	25%
NPV5% (after tax), $M	$624.9	$495.2	$406.5	$315.6	$175.2
IRR (after tax)	30.0%	24.0%	20.1%	16.4%	11.0%

Figure 1 – After-tax IRR vs. Gold Price, Capital Cost and Operating Cash Cost

Figure 2 – NPV @ 0% vs. Gold Price, Capital Cost, and Operating Cash Cost

Figure 3 – NPV @ 5% vs. Gold Price, Capital Cost, and Operating Cash Cost

Figure 4 – NPV @ 10% vs. Gold Price, Capital Cost, and Operating Cash Cost

Exploration, Development and Production

Early works construction has been underway at Castle Mountain since the third quarter of 2019. Full-scale construction of Phase 1 commenced on October 30, 2019 following Board approval. At the date of this AIF, Castle Mountain construction is approximately 75% complete. Activities to date have focused on process pond and event pond excavation, leach pad earthworks, installation of the leach pad double liner system, concrete works, structural steel erection in the CIC plant, and equipment manufacturing. In conjunction with the start of full-scale construction a Feasibility Study for the Phase 2 project commenced and is expected to be complete by the end of 2020.

Planned and permitted exploration programs to test resource growth potential of East Ridge, South Dome and Green & Gold targets currently on standby.

Santa Luz Project

Santa Luz is a restart project of a past-producing open-pit mine located in Bahia State, Brazil. Production commenced in mid-2013 by a previous owner and was suspended in September 2014 due to processing difficulties and lower than planned recoveries. Leagold completed an update of the feasibility study for Santa Luz in October 2018 incorporating resin-in-leach (RIL) gold recovery. Equinox Gold is reviewing the Santa Luz project engineering and costs and expects to commence construction in late 2020 or early 2021.

Other than the tenement information under the heading Surface Rights and the information under the heading Exploration, Development and Production, the information that follows relating to Santa Luz is derived from, and in some instances, is a direct extract from the Santa Luz Technical Report. The information below is based on assumptions, qualifications and procedures that are set out only in the Santa Luz Technical Report and reference should be made to the full text of it which Equinox Gold has filed under its SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov/EDGAR and which is available on Equinox Gold’s website at www.equinoxgold.com.

Project Description, Location and Access

The Santa Luz property is located within the Maria Preta mining district, 35 km north of the town of Santa Luz (population 36,000), in Bahia State, Brazil. The property is approximately 240 km northwest of the state capital, Salvador (population 2.675 million), 115 km from the Fazenda Mine and 163 km from the Jacobina Mine. The centre of the property has approximate latitude and longitude coordinates of 11°00’28” S and 39°18’28” W.

Access from Salvador is by way of federal and state highways to the town of Santa Luz, from where the property is accessed by way of a municipal dirt road. A railway links Salvador and the cities Juazeiro and Petrolina and has a station in Santa Luz. A few gravel runways in the region can handle small aircraft, the closest being located at the cities of Valente and Serrinha, approximately 20 km and 90 km from Santa Luz, respectively. Since early 2015, the Feira de Santana airport, which is 153 km away from Santa Luz has daily flights from Campinas City, São Paulo State.

Santa Luz will be a conventional truck and shovel open pit mining operation, utilizing a mining contractor for material movement. A nominal production rate over the initial nine years is projected to be 2.7 million tonnes per year (Mtpa), or 7,400 tonnes per day (tpd), plus two additional years at a lower rate from residual stockpile feed, for a total of eleven years over the Life of Mine (LOM). The stripping ratio is 5.7:1 waste to ore including stockpiles (or 6.1:1 excluding stockpiles), and 4.4 Mt of pre-stripping is proposed, based on the updated mine schedule. Processing will include crushing and grinding, RIL, elution, and electrowinning. The Santa Luz project has a targeted nominal production of 100,000 gold ounces per annum.

Surface Rights

Santa Luz consists of six deposit areas: C1, Antas 2, Antas 3, Mansinha South, Mansinha North, and Mari. The property covers an area totalling 43,667.45, including 32 exploration permits covering an area totalling 37,734.61 ha, two of which are at final exploration stage with the final exploration reports already submitted to National Department of Mineral Production (DNPM, now ANM); six mining concessions (2,611.69 ha); and four mining concessions in application (3,321.15 ha). Several of the exploration permits have expired and are either in the process of submission of reports for renewal or will lapse. None of these exploration permits impact the Mineral Resources or Mineral Reserves or future operations.

Royalties

Royalty agreements currently exist with the Federal Government for 1.5% gross revenue, and with Companhia Sisal do Brasil (COSIBRA) for 1% gross revenue, and were included in the cash flow and pit optimization analysis. An additional 2% royalty was included for the Companhia Baiana de Pesquisa Mineral (CBPM) area of the C1 deposit.

History

During the 1970s, CVRD invested in a regional prospecting program in Bahia state, while other private and state companies carried out intensive prospecting, geological mapping, and research programs. During this time that the Rio Itapicurú Greenstone Belt (RIGB) was identified.

Between 1979 and 1981, CBPM conducted several geological and prospecting programs within the RIGB. These activities identified several gold-bearing trends and prospects including deposits within the Santa Luz area, which were mined between 1987 and 1995 by CBPM’s subsidiary Rio Salitre Mineração Ltda.

In January 2005, Yamana completed an agreement with CBPM to acquire 7,000 ha of land over the C1 historic mine. Under this agreement, CBPM retains a 2% royalty interest in these concessions.

In May 2007, Yamana expanded its land ownership through the acquisition of mining concessions from Mineração Santa Elina (MSE), formerly owned by CVRD, which included the Antas 1 (now considered part of C1), Antas 2, and Antas 3 deposits and associated historic mine workings. The 2007 agreement also retained a royalty interest which was transferred from MSE to Callix Finance Inc. in April 2014 and was finally extinguished through an agreement between Yamana and Callix Finance Inc. in March 2015.

In December 2014, it was announced that a new subsidiary, Brio Gold Inc., was formed by Yamana to hold Fazenda, Pilar through Companhia Goiana de Ouro, and Santa Luz, as well as some related exploration concessions, all of which were held as non-core assets within Yamana. In April 2016, RDM through MRDM, was added to the Brio portfolio after it was purchased from Carpathian Gold. Brio became an independent, publicly traded company in December 2016. Leagold acquired Brio on May 24, 2018 and became the owner of Santa Luz. On March 10, 2020 Equinox Gold acquired Leagold and became the owner of Santa Luz.

Geological Setting, Mineralization and Deposit Types

The Santa Luz project area is hosted within the RIGB, which comprises the northeastern portion of the São Francisco Craton which was formed through the collision of several small Archean cratons during the Paleoproterozoic Trans-Amazon Orogeny (approximately 2 Ga).

The Paleoproterozoic aged RIGB is the largest greenstone belt in the São Francisco Craton. Thought to be formed in a back-arc tectonic setting, the north-south trending RIGB extends for approximately 100 km and ranges in width from 30 km to 50 km. It is comprised of three domains (mafic volcanic, felsic volcanic, and sedimentary), all intruded by later granitioid bodies.

Gold deposits and prospects in the Santa Luz project area occur in shear and breccia zones at, or proximal to, the faulted contact of the volcanic and sedimentary domains in a continuous, north and locally northeasterly-striking, mineralized zone. Mineralization is associated with quartz-carbonate-sulphide veining and breccia fillings. Significant gold targets and deposits at Santa Luz include C1 (historically called Maria Preta and including Antas 1), Antas 2, Antas 3, Mansinha South, Mansinha North, and Mari. The deposits are considered to be greenstone-hosted gold type deposits, a subgroup of the Orogenic Gold Deposit type.

Host rocks include a variety of epizonal dioritic and dacitic intrusive rocks, sedimentary rocks, and felsic to intermediate volcanic rocks. Volcanic and epizonal intrusive rocks are generally porphyritic with fine to medium grained quartz and feldspar phenocrysts. Sedimentary rocks, including tuffaceous rocks, contain variable quantities of organic carbon which appears to be a primary depositional component. More massive volcanic and epizonal intrusive rocks are relatively free of organic carbon. The organic carbon content is a major focus of geologic studies as the carbon interferes with cyanide leach gold recovery. Organic carbon-rich rocks require special treatment to facilitate gold recovery. All rocks of the RIGB have undergone greenschist to amphibolite grade metamorphism.

Exploration

From 1979 to 1995, CVRD and CBPM undertook several extensive stream sediment and soil geochemistry programs over the entire Maria Preta Gold District in the RIGB. Encouraging results were followed up using geophysics and drilling. Numerous deposits were discovered and mined, commonly focusing on the shallow, oxidized portions of these deposits. Possessing a wealth of historic exploration data, Yamana conducted extensive drilling to develop the C1 and A3 deposits as well as several other prospects in the district.

From September 2015 through April 2017, work at Santa Luz by Brio was conducted in two phases of resource, metallurgical, and geotechnical drilling in support of the Santa Luz Technical Report. This drilling is described in Section 10 of the Santa Luz Technical Report and summarized below under the heading Drilling.

The majority of the concessions at Santa Luz are at an early exploration stage with limited exploration activity other than regional mapping, regional geochemistry surveys, and airborne surveys, which were completed by the previous owners.

Drilling

Drilling at Santa Luz has been conducted in phases by several companies since 1975. Very limited information on the historical drilling details is available.

From 2003 to 2013, Yamana explored the district with 201,379 m of drilling, including 126,658 m of diamond core drilling, spread across numerous deposit areas. Yamana also conducted soil and rock chip sampling and geologic mapping.

In 2015 and 2016, Brio conducted 20,590 m of exploration, geotechnical and metallurgical drilling, including 13,425 m of diamond core drilling for resource definition.

In late 2016 and early 2017, Brio conducted 4,036 m of exploration and geotechnical drilling.

Leagold did not carry out any drilling at Santa Luz during its period of ownership. As at the date of this AIF Equinox Gold has also not carried out any drilling at Santa Luz.

In total, past owners have drilled a total of 3,884 drill holes collecting over 241,172 m of drill core and chip samples in the district. A drilling summary is included in the Santa Luz Technical Report together with maps of drill hole collars.

Sampling, Analysis and Data Verification

Sampling of the 2016 and 2017 drill holes focussed on the mineralized zones and a significant length of core above and below the targeted mineralization was sampled to ensure that the mineralized zone was properly modelled. Samples have a nominal length of one metre, however, the length was adjusted so that sample endpoints respected geological contacts. Samples were tagged with a plasticized paper tag indicating the sample number, a duplicate of which was stapled inside the core box. QA/QC samples, including duplicates, blanks, and standards, were incorporated into the sample stream.

Diamond drill core was sawn in half lengthwise with an electric diamond blade core saw and sampled by a trained sampler, returning half of split core to the core box and submitting the other half for sample preparation and analysis. Half core samples were placed in a marked plastic bag with their paper sample tag. Bags were securely closed and sealed with a tie to avoid leakage of the sample. Sample weight was approximately two kilograms.

Santa Luz personnel used independent and internationally recognized laboratories for sample preparation and analysis. The density test samples were sent to the independent ALS Chemex Laboratory in Lima, Peru (ALS Lima), which is ISO 9001:2000 and ISO 17025:2005 accredited. The analytical procedure used was the ALS Chemex OA-GRA09as, in which the core samples are coated in paraffin wax, weighed in air, and then weighed while submerged in water.

Core and chips are stored within two purpose-built core sheds on-site, both of which are locked at night.

Sample preparation was completed at ALS Chemex in Vespasiano, Minas Gerais, Brazil. This is a laboratory independent of Equinox Gold and ISO 9001:2000 and ISO 17025:2005 accredited. Each sample was logged into a laboratory information management system (LIMS), weighed, dried, and then crushed to better than 90% passing a two-millimetre screen (10 mesh). A 300 g split was taken and subsequently pulverized to better than 95% passing a 150 mesh. Following pulverization, a 100 g split was taken. After the samples were crushed and pulverized, pulp splits were sent for geochemical analysis at ALS Lima. Remaining sample material was returned to Santa Luz for storage.

A QA/QC protocol for drill hole samples using standard geologic practices in accordance with industry guidelines was used at Santa Luz. The results verified the accuracy and precision of the geochemical analyses, and Santa Luz project personnel believe that the drill results are acceptable to be used for Mineral Resource and Mineral Reserve estimation.

The results of the field duplicate analysis are consistent with the natural variability often seen in orogenic gold deposits.

In the opinion of RPA, sample preparation, analysis, and the security and confidentiality protocols, as designed and implemented, are adequate and generally completed to industry standards and are suitable for use in a Mineral Resource estimate.

Verification

Audit of Drill Hole Database: RPA conducted a series of verification tests on the drill hole database provided for Santa Luz. These tests included a search for missing information and tables, unique location of drill hole collars, and overlapping sample or lithology intervals. Empty tables were limited to lithology, alteration, and geotechnical results. No database issues were identified.

Assay Certificates: RPA compared 2% of assays within the complete Santa Luz drill hole database to assay certificates, including 24% of the C1 assay database. Certificates were provided by Santa Luz personnel and were not sourced from the original assay laboratory. No major discrepancies or limitations were found.

Drill Core Review: The core from a number of drill holes was reviewed during the site visit to confirm logging and sampling practices. Acceptable practices were noted.

RPA are of the opinion that Santa Luz data comply with industry standards with no major discrepancies or limitations being found and are adequate for the purposes of Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

The metallurgical testing programs for the Santa Luz processing facilities began in 2005 and supported a feasibility study conducted by Yamana in 2009. A pilot plant test program was performed in 2009, followed by further pilot plant testing in 2010. Production at the Santa Luz mine and mill commenced in 2013, however, it was discontinued in September 2014 and the facilities were put on care and maintenance, following a period of very low gold recoveries associated with the processing of carbonaceous ores. In late 2014, a metallurgical testing program was initiated by Brio to evaluate the existing process facilities, to determine the causes of the low gold recoveries and to develop a revised flowsheet to successfully process the carbonaceous material at Santa Luz.

The naturally occurring carbon was shown in the testwork to be strongly preg-robbing. Kerosene was selected as a blinding agent to deactivate the natural carbon prior to RIL cyanide leaching. Gold recoveries were very low in leach tests performed without kerosene.

The latest testwork program was designed to further develop the proposed whole ore leach flowsheet and formed the basis for preparing the design criteria, process flow diagrams, mass balance, and equipment sizing. The testwork was conducted by various laboratories including Commonwealth Scientific and Industrial Research Organisation (CSIRO) in Perth, Australia, Hazen Research Inc. in the USA, RDI Minerals in the USA, SGS Geosol Laboratórios Ltda. in Brazil, and the Santa Luz on-site laboratory. The testwork program commenced in January 2016. The program included: Bond Ball Mill Work index tests for bulk composites of dacite and carbonaceous ore; whole ore cyanidation using both CIL and RIL flowsheet variations; reagent optimization; and variability testwork.

The results of the programs show that the most favourable option is to process the dacitic and carbonaceous breccia combined, and the use of RIL and a kerosene blinding circuit. Blending the dacitic breccia with the carbonaceous breccia results in slightly lower recoveries, due to preg-robbing by natural carbon in the carbonaceous ore. The gold recoveries, if based on the combined feed, will be approximately 84%.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

Table 52 summarizes the Santa Luz Mineral Resource estimate inclusive of Mineral Reserves, as of October 22, 2018. The Mineral Resource estimate conforms to CIM Definition Standards (2014).

Table 52 – Mineral Resource Summary – October 22, 2018

Category of Mineral Resource	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (oz)
Measured – Open Pit	31,100	1.36	1,356,000
Measured – Underground	100	1.94	8,000

Indicated – Open Pit	1,700	1.25	69,000
Indicated – Underground	5,900	2.55	484,000
Indicated – Stockpile	2,100	0.89	59,000
Total Measured & Indicated	40,900	1.50	1,976,000

Inferred – Open Pit	1,100	1.17	40,000
Inferred – Underground	6,600	2.19	461,000
Total Inferred	7,700	2.02	501,000

Notes:

1.	CIM Definition Standards (2014) definitions were followed for Mineral Resources.
2.	Underground Mineral Resources are reported at a cut-off grade of 1.5 g/t Au.
3.	Open Pit Mineral Resources are reported at a cut-off grade of 0.50 g/t Au.
4.	Mineral Resources are inclusive of Mineral Reserves.
5.	Mineral Resources are estimated using a gold price of $1,500/oz and constrained by a Whittle pit shell.
6.	Totals may not add due to rounding.

No work has been completed at Santa Luz, nor has the topographic surface subsequently changed, since the effective date of the Mineral Resource estimate.

Mineral Resources for each of the deposits at Santa Luz were estimated by Santa Luz personnel in 2017 with the support of resource, geotechnical and metallurgical drilling and extensive metallurgical testwork conducted in 2015, 2016, and 2017. Lithology, alteration, and mineralization domains were constructed over each deposit using gold grade thresholds specific to each area, in combination with lithology, alteration, and structural information. Variography and basic statistics were used to inform interpolation plans, which used ordinary kriging or inverse distance squared to estimate gold values from capped gold composites within discrete block models in a series of interpolation passes. Density was averaged from on-site samples and applied to lithology and weathering domains in each deposit. Blocks were classified based on interpolation pass and kriging variance. RPA conducted a series of block validation and data integrity tests on the block model. Mineral Resources were constrained using a Lerchs Grossmann pit shell using a $1,500 per ounce gold price.

Mineral Reserve Estimate

Table 53 presents a Mineral Reserve summary as of October 22, 2018. The Mineral Reserve estimate conforms to CIM Definition Standards (2014).

Table 53 – Mineral Reserve Summary – October 22, 2018

Category of Mineral Reserves	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (oz)
Proven – Open Pit	25,000	1.43	1,153,000

Probable – Open Pit	1,100	1.40	47,000
Probable – Stockpile	2,100	0.89	59,000

Total Proven & Probable	28,200	1.39	1,259,000

Notes:

1.	CIM Definition Standards (2014) were followed for Mineral Reserves
2.	Mineral Reserves were generated by project personnel and adjusted by RPA to reflect the October 22, 2018 mining surface.

3.	Mineral Reserves are quoted at cut-off grades of 0.53 g/t Au for dacite-leachable, 0.39 g/t Au for dacite-high-sulphide, and 0.60 g/t Au for carbonaceous ore.
4.	C1 uses 10 m bench height (a double bench of 5 m high), and Antas 3 uses 9 m bench height (a double bench of 4.5 m high).
5.	Process recoveries of 86% for dacite-leachable, 84% for dacite-high-sulphide and 84% for carbonaceous ore were assumed.
6.	Mineral Reserves are reported using a gold price of $1,200/oz.
7.	Totals may not add due to rounding.

RPA has generated Open Pit Mineral Reserve estimates for the C1 and Antas 3 deposits and reviewed the stockpile estimates prepared by Santa Luz project personnel. RPA visited the site, met with management, and carried out a number of checks to verify the procedures and numerical calculations used in the estimation of the Mineral Reserves.

The Open Pit Mineral Reserves as estimated by RPA as of October 22, 2018 are summarized in Table 53 using a gold price of $1,200/oz and metal recoveries of 86% for dacite-leachable ore, 84% for dacite-high-sulphide ore, and 84% for carbonaceous ore. Mineral Reserves are quoted at cut-off grades of 0.53 g/t Au for Dacite-Leachable, 0.39 g/t Au for Dacite-High-sulphide, and 0.60 g/t Au for Carbonaceous ore. Mineral Reserves are estimated only for C1, Antas 3, and stockpiles.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource and Mineral Reserve estimates.

Mining Operations

The feasibility study summarized in the Santa Luz Technical Report is based on open pit mining with production from three pits, one pit at the C1 deposit and two small pits at the Antas 3 deposit. Pit bench heights will be five metres mined as a double bench with a safety berm every ten metres. The ore and waste rock will be drilled and blasted, loaded with front end loaders, and hauled to either a crusher or waste rock pile. Haulage distances from the open pit to the crusher area will vary, however, there is an average haul distance of approximately 3.9 km for C1 and 2.5 km for A3. Mining will be carried out by contractors and mine technical services will be provided by Santa Luz personnel.

It is estimated that the mine will operate on a general production schedule of 24 hours per day, seven days per week. The mine life is nine years for C1, and eight years for Antas 3. The maximum mining rate will be approximately 30 Mtpa of ore and waste mined including some overlap between deposits. The mine life is estimated to be nine years, excluding pre-production, plus two years of post-production processing of stockpiles, for a total of eleven years.

Table 54 summarizes the open pit dimensions and parameters.

Table 54 – Pit Design Parameters

Pit Parameters	C1 Pit	Antas 3 Pit
Pit Length (m)	1,217	1,059
Pit Width (m)	778	278
Surface Area (m2)	686,000	292,000
Maximum Pit Depth (m)	265	130
Pit Bottom Elevation (masl)	-25	120
Pit Exit Elevation (masl)	235	250
Average Ramp Grade (%)	10	10
Ramp Width double-lane (m)	21	21
Overall Footwall Slope (°)	34	36
Overall Hanging Wall Slope (°)	48	48
Mining Bench Height (m)	5	4.5
Type Benching (berming)	Double benching	Double benching

Processing and Recovery Operations

The Santa Luz processing facilities were commissioned in 2013, operated for approximately 14 months, and put on care and maintenance in September 2014, due to a period of very low gold recoveries associated with the processing of carbonaceous ores. The existing plant is in reasonable physical condition, with some refurbishment required to ensure a smooth re-start of the operation. Additional grinding power will be installed to ensure design throughput and grind size are achieved.

From late 2014 to the present, a metallurgical testing program has been conducted to evaluate the existing process facilities, determine the causes of the low gold recoveries, and develop a new flowsheet and recommendations for plant modifications to successfully process the carbonaceous material at Santa Luz. The results of the testing program led to a decision to develop a preliminary design and economic assessment based on a whole ore CIL flowsheet rather than the original flotation and concentrate leaching flowsheet. In late 2015, a new testwork program was established to assist in flowsheet optimization, including the comparison of a RIL circuit versus a conventional CIL circuit. With the addition of variability testwork, it was decided to move forward with a RIL process.

A dedicated kerosene blinding circuit is included in the flowsheet to effectively use kerosene to deactivate the naturally occurring carbon that was the main cause for the gold recovery problems. The design will utilize as much existing equipment as possible and either add or modify equipment as required. The process has been determined to now include: primary and secondary crushing; primary SAG mill grinding; secondary grinding using a conventional ball mill.; cyclone classification; kerosene pre-treatment in a dedicated circuit prior to RIL leaching; whole ore RIL leaching; cyanide destruction; resin acid washing, elution, and resin regeneration; electrowinning of the gold; doré casting; and the flotation TSF pond has been lined and will be used for whole ore leach tailings.

The process operating parameters for the Santa Luz mill, modified for whole ore leaching, are presented in Table 55 and are the basis for this report.

Table 55 – Process Operating Parameters

Parameter	Units	Value
Throughput Rate
Annual	tpa	2,700,000
Daily	tpd	7,400
Ore Grade (average LOM)
Gold	g/t	1.4
Total Organic Carbon (TOC)%		0.6
Arsenic	g/t	500
Gold Recovery	percent	84
Gold Production	oz/year	100,000
Ore Physical Characteristics
Work Index	kWh/t	19
Abrasion Index		0.5
Primary Crush Size	80% passing, mm	150
Secondary Crush Size	80% passing, mm	50
Primary Mill Grind Size	80% passing, µm	860
Secondary Mill Grind Size	80% passing, µm	75
Retention Times
Conditioning	hours	6
Leaching	hours	20
Detoxification	hours	3

Parameter	Units	Value
Employees
Operation	number	72
Maintenance	number	70
Utilities Consumption
Power	kWh/t	42
Fresh Water (make-up)	m3/t	0.40
Grinding Ball Consumption	kg/t	1.80
Reagent Consumptions
Quick Lime	kg/t	1.00
Kerosene	kg/t	1.35
Parameter	Units	Value
Sodium Cyanide	kg/t	0.75
Sodium Metabisulphite (SMBS)	kg/t	0.75
Thiourea	kg/t	0.25
Operating Cost	$/t	13.51
Initial Capital Cost	$ millions	82.0

Infrastructure, Permitting and Compliance Activities

Infrastructure

The Santa Luz mine redevelopment benefits from existing facilities and infrastructure which includes open pit workings and gold ore processing facilities, as well as other necessary buildings and infrastructure. This infrastructure includes: mine workings; a 7,400 tpd processing plant; power supply; water supply; and flotation tailings storage facility (TSF). The power supply is from a 138 kV power line extending from the Coelba power station to the main substation at the Santa Luz plant site. The water supply is sourced from the Itapicurú River, the main drainage system in the area, and will be stored in the water storage dam that was previously used to store the leached flotation concentrate tailings. The flotation TSF has a current capacity of 2.8 million m3 (or 3.9 Mt), and a planned capacity of 21.7 million m3 (or 30.4 Mt).

Permitting and Compliance

The environmental and social (E&S) impacts of the Santa Luz project, such as noise level, alteration of the morphology, increase in dust levels, surface and groundwater quality, and deforestation, among others, have been assessed and appropriate mitigation measures have been put in place.

The Santa Luz project has all relevant permits in place and no environmental liabilities associated with the property were identified. The operational licences are currently being renewed with an adjustment in general terms, to consider the future operational process.

Yamana had previously committed to a number of community concessions to the nearby village of Nova Esperança, including village relocation, community compensation, and other environmental considerations. The village construction and relocation was completed in2018. The current estimate for the reclamation and closure is $10.9 million.

Capital and Operating Costs

Capital costs for the Santa Luz project are summarized in Table 56.

Table 56 – Summary of Santa Luz Project Capital Costs

	Year -1	Year 1	Year 2	Year 3 to Year 11	Total

Capital Category	$’000	$’000	$’000	$’000	$000

Initial Capital Cost	69,691	-	-	-	69,691

Deferred-stripping Capital Cost	-	-	-	56,823	56,823

Sustaining Capital Cost	-	4,727	4,997	23,243	32,968

Working Capital	12,297	-	-	(5,600)	6,697

Reclamation Cost	-	-	86	10,770	10,857

Salvage	-	-	-	(15,000)	-15,000

Total Capital Cost	81,987	4,727	5,084	70,237	162,035

Note:

1.	LOM exchange rate BRL3.70 = USD1.00.

The initial capital cost is $82.0 million including contingencies. The capital costs are relatively low for the size of the Santa Luz project, largely because much of the plant and infrastructure is already in place from the prior operation, and due to the plan to use a mining contractor rather than purchasing a fleet of mining equipment.

A summary of the Santa Luz project’s operating costs is shown in Table 57. The Santa Luz project’s all-in sustaining cost (AISC) is $856/oz, excluding capitalized stripping and reclamation cost. The operating costs are comparable with the costs of similar operations of similar size.

Table 57 – Summary of Project Operating Costs

Operating Costs	LOM Total $’000	Unit Costs $/t ore

Mining Cost	341,900	12.09

Grade Control	2,692	0.11

Processing	382,144	13.51

Re-handle Cost	5,656	0.20

Fixed G&A	77,888	2.75

Total Operating Costs	810,279	28.65

The offsite costs comprise the freight, smelting, and refining (FSR) costs for dacitic-sulphide ore concentrates that will be processed in the final year of operation.

Economic Analysis

The base case economic analysis contained in the Santa Luz Technical Report is based on Proven and Probable Mineral Reserves only.

The after-tax cash flow projection is summarized in Table 58 and is based on the Open Pit LOM production schedule and capital and operating costs. A more detailed cash flow summary is presented in Table 1-4 of the Santa Luz Technical Report.

Table 58 – After-Tax Base Case Cash Flow Summary

Description	Unit	Value

After-tax IRR	%	47.4%

After-tax NPV at 0.0% discount rate	M $	219.6

After-tax NPV at 5.0% discount rate	M $	149.2

After-tax NPV at 8.0% discount rate	M $	119.8

 A summary of the key criteria used for the study is provided below.

Revenue

●	Approximately 7,400 tpd of ore processed (approximately 2.7 Mtpa).

●

Processing recoveries used in the Santa Luz cash flow are 84% for gold in a blended feed of high carbonaceous material, low carbonaceous material, and dacite material. An 84% recovery was used for dacite with high sulphides, which would be stockpiled and processed at the end of the mine life.

●	Gold and silver payments at the refinery vary for each metal.

●	A nominal exchange rate BRL3.70 = USD1.00.

●	Metal prices for cash flow: $1,200/oz gold.

●	Salvage value of $15 million was applied to equipment or infrastructure.

●	Project Life: eleven years.

●	Yearly revenues were calculated by subtracting the applicable refining charges and transportation costs from the payable metal value.

●	Revenue is recognized at the time of production.

●	No Inferred Mineral Resources were used in the production schedule. The total production schedule includes 28.2 Mt of ore.

Costs

●	There is 4.4 Mt mined (ore and waste) during the pre-production period.

●	Unit operating costs for mining, processing, power, fuel, and general and administrative (G&A) were applied to annual mined/processed tonnages, to determine the overall yearly operating cost.

●	Closure costs for the Santa Luz project have been estimated to be $10.9 million. These are included in the cash flow.

●	Initial capital cost totals $82.0 million. Capital and operating costs are based on a LOM exchange rate of BRL3.70 = USD1.00.

●	The Santa Luz project’s LOM all-in sustaining cost (AISC) is $856/oz, excluding mine capitalized stripping cost after pre-production.

●	The Phase 1 of LOM Project’s AISC is $788/oz, excluding mine capitalized stripping cost after pre-production.

Royalties

Royalty agreements currently exist with the Federal Government for 1.5% gross revenue, and with Companhia Sisal do Brasil (COSIBRA) for 1% gross revenue, and were included in the cash flow and pit optimization analysis. An additional 2% was included for the Companhia Baiana de Pesquisa Mineral (CBPM) area of the C1 deposit.

Taxation

For the after-tax cash flow model, RPA has relied on information provided by Leagold with respect to all taxation rates and rules associated with the Santa Luz project, including, but not limited to, any associated municipal, provincial, state, and federal taxes, royalties and other production-based taxes, and other applicable laws that would allow for the modification of taxes applicable to the Santa Luz project.

Base Case Cash Flow Analysis

The base case production schedule shows 28.2 Mt at 1.39 g/t Au head grade producing an average of 96,000 ounces of gold per year over 11 year mine life for a total of 1.1 million ounces with an AISC of $856/oz, excluding capitalized stripping and reclamation cost.

The economic analysis shows a positive after-tax net present value (NPV) at a 5% discount rate of $149.2 million with an internal rate of return (IRR) of 47% using a $1,300/oz gold price. Payback period is less than two years from the re-start of the Santa Luz project.

Both capital and operating costs are based on a LOM exchange rate of BRL3.70 = USD1.00. Both capital and operating costs are sensitive to changes in the exchange rate.

Please see Table 1-4 of the Santa Luz Technical Report for a cash flow summary for the Santa Luz Base Case operation. The financial model was established on a 100% equity basis, which does not include debt financing and loan interest charges.

Sensitivity Analysis

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running Base Case cash flow sensitivities for the following:

●	Gold price

●	Head grade

●	Recoveries

●	Operating costs

●	Capital costs

●	Exchange Rate

The Base Case NPV at 5% discount rate sensitivities are shown in Figure 5 and Table 59. The Santa Luz project NPV is most sensitive to changes in the recovery, head grade, and gold price, followed by changes in the operating costs, exchange rate, and capital costs.

Figure 5 – Base Case Sensitivity Analysis

Table 59 – Base Case Sensitivity Analyses

Factor	Head Grade (g/t Au)	After-tax NPV at 5% ($’000)
0.80	1.11	(41,876)
0.90	1.25	53,640
1.00	1.39	149,157
1.10	1.53	244,673
1.20	1.67	340,189

Factor	Recovery (%)	After-tax NPV at 5% ($’000)
0.80	67	(38,845)
0.90	75	55,156
1.00	84	149,157
1.10	92%	243,157
1.20	101	337,158

Factor	Au Price ($)	After-tax NPV at 5% ($’000)
0.80	960	(41,707)
0.90	1,080	53,725
1.00	1,200	149,157
1.10	1,320	244,588
1.20	1,440	340,020

Factor	Operating Cost ($M)	After-tax NPV at 5% ($’000)
0.85	648,224	275,144
0.93	729,252	212,150
1.00	810,279	149,157
1.18	891,307	86,163
1.35	972,335	23,169

Factor	Capital Cost ($M)	After-tax NPV at 5% ($’000)
0.85	129,628	178,835
0.93	145,832	163,996
1.00	162,035	149,157
1.18	178,239	134,317
1.35	194,442	119,478

Factor	BRL/USD	After-tax NPV at 5% ($’000)
0.80	2.96	(10,146)
0.90	3.33	77,383
1.00	3.70	149,157
1.10	4.07	209,078
1.20	4.44	259,858

Alternative Case: Phase 1 of LOM Cash Flow

An alternative case was developed for the Santa Luz Project to provide a scenario requiring less capitalized pre-stripping. Phase 1 of the LOM cash flow is based on a limited pit for the C1 deposit. The production schedule includes three pushbacks on the C1 deposit out of five pushbacks designed as part of the LOM, and the two pushbacks in Antas 3 deposit.

The financial model was established on a 100% equity basis, which does not include debt financing and loan interest charges.

Considering only Phase 1 of the Santa Luz Project on a stand-alone basis, the undiscounted after-tax cash flow totals $208.4 million over the reduced mine life of seven years.

The after-tax NPV at a 5% discount rate is approximately $165.3 million, with an IRR of 63%. The payback period is less than two years for the re-start of the Santa Luz project.

Other Relevant Data and Information

C1 Underground PEA

RPA completed a PEA-level study of the potential to exploit the Mineral Resources below the open pit using underground mining methods.

The C1 Underground resources are a proximal down-dip extension of the Mineral Resource that is planned to be exploited by the C1 open pit.

Host rocks to the underground resource include carbonaceous metasedimentary rocks, dioritic and dacitic intrusive rocks, and metavolcanic rocks. The majority of the underground resource is classified as carbonaceous breccia. The mineralization style is quartz-carbonate-sulphide veins and breccia fillings hosted in a major, district-scale shear zone, typical of orogenic gold deposits.

The shear zone is north to northeast trending and dips at 30° to 40° to the west. The shear zone and mineralization range in thickness from several metres to over twenty metres.

The C1 Underground Mineral Resources considered in this study exist in four separate mining zones (A, B, C, and F). The largest is the B-Zone.

Primary and secondary long hole stoping using paste backfill is considered to be the most practical and economic method for extracting the C1 Underground Mineral Resources.

The design anticipates a nominal 2,500 tpd underground long hole mining operation using cemented paste backfill to allow for maximum extraction of the deposit. Over the potential 9.5-year LOM, a total of 7.1 Mt of mill feed would be extracted at a grade of 2.65 g/t Au.

The preliminary development access and mining method design for the C1 Underground is based on current practices at Equinox Gold’s Fazenda operation located 115 km northeast of Santa Luz. RPA has utilized the same development heading profiles, stope drilling, and blasting patterns and mobile equipment fleet for the C1 Underground as are currently in use at Fazenda. Unit productivities (except for development) and unit costs for all component development and stoping activities (except for backfilling) proposed for the C1 Underground are based on actual Fazenda 2016 and 2017 results.

If Equinox Gold elects to develop the C1 Underground, development of the main decline will take two years. Production would begin ramp-up in year three and the current production schedule would be completed by year ten. A summary project schedule is shown in Table 60.

Table 60 – C1 Underground Summary LOM Schedule

Description	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
Surface Infrastructure Construction
Backfill Plant Construction
Backfill Distribution System
Main Decline Development
Intake Ventilation Raise
Main Exhaust Ventilation Raise
B-Zone Mining
F-Zone Mining
A-Zone Mining
C-Zone Mining

The mill feed from the C1 Underground would be blended with open pit ore in the proposed 7,400 tpd process plant and no modifications to the process plant are included in the PEA analysis. Over the expected 9.5-year LOM, the C1 Underground is forecast to contribute a total production of 511,000 ounces of gold.

A large proportion of the tailings generated from the processing of C1 Underground mill feed will be returned underground as paste backfill for the mined-out stopes. Paste fill production is estimated at 5.1 Mt. The remaining tailings (2.0 Mt) will be placed in the existing TSF.

The estimated pre-production capital cost for the C1 Underground is $74.1 million and the total project capital is $98.3 million, including sustaining and closure capital. The estimated operating cost is $50.28 per tonne. The key project parameters, based on a foreign exchange rate of BRL3.50 = USD1.00, are shown in Table 61.

Table 61 – C1 Underground PEA – Key Project Metrics

Description	Units	Value
Tonnes mined and processed	Mt	7.132
Mine life (including production ramp-up)	years	9.5
Mill throughput (full production)	tpd	2,500
Mill throughput (annual)	Mtpa	0.9
Average grade gold	g/t	2.65
Gold Price	$/oz	1,300
Revenue	$M	647.8
Average operating cost	$/t	50.28
Preproduction capital cost	$M	74.1
Sustaining capital cost	$M	23.2
Closure allowance	$M	1.0
Undiscounted Pre-Tax Cash Flow	$M	177.7
Taxes	$M	15.5
Undiscounted After-Tax Cash Flow	$M	161.2
After-Tax NPV@5%	$M	103.2
After-Tax IRR	%	27

The economic analysis of the C1 Underground is based, in part, on Inferred Resources, and is preliminary in nature. Inferred Mineral Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that economic forecasts on which this PEA is based will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. A preliminary feasibility and/or feasibility study will be required to convert the C1 Underground Mineral Resources to Mineral Reserves. Please see Section 24 of the Santa Luz Technical Report for a more detailed analysis of the PEA results.

Exploration, Development and Production

Equinox Gold is currently reviewing the Santa Luz project engineering and costs and expects to commence construction in late 2020 or early 2021.

Additional metallurgical testwork was completed in 2019 for optimization of the adsorption/elution/electrowinning portion of process design circuit. Revisions to the engineering design of the process plant are currently underway. The Santa Luz project will include a period of final design and placement of long lead time orders with a subsequent construction period that will be followed by commissioning and ramp-up.

No exploration activities are currently underway. However, the company is reviewing the exploration targets on the property and plans to initiate a fieldwork and drilling program.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares without par value. As at the close of business on May 12, 2020 there were 225,175,546 Common Shares issued and outstanding. The holders of Common Shares are entitled to: (i) one vote per common share at all meetings of shareholders; (ii) receive dividends as and when declared by the directors of Equinox Gold; and (iii) receive a pro rata share of the assets of Equinox Gold available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of Equinox Gold. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

DIVIDENDS

Equinox Gold has not, since the date of its incorporation, declared or paid any cash dividends on its Common Shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on the earnings, if any, and Equinox Gold’s financial condition and such other factors as the Board considers appropriate.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX in Canada under the symbol “EQX” and the NYSE American in the USA under the symbol “EQX”. At the beginning of 2019, the Company was listed and posted for trading on the TSX Venture Exchange in Canada. It subsequently listed on the NYSE American on September 16, 2019 and graduated to the TSX on November 22, 2019. The following tables outline the share price trading range and volume of shares traded by month in 2019.

TSX Venture Exchange & TSX (January 1 to November 22, 2019) and TSX (November 25 to December 31, 2019)

2019[1,2]	High (C$)[3]	Low (C$)[3]	Total Volume (‘000 shares)[3]	Average Daily Volume (‘000 shares)[3]
January	5.65	4.95	1,898.2	86.3
February	6.10	5.30	2,775.8	146.1
March	6.85	5.70	2,251.0	107.2
April	6.48	5.15	1,566.4	74.6
May	5.85	4.90	1,328.6	60.4

2019[1,2]	High (C$)[3]	Low (C$)[3]	Total Volume (‘000 shares)[3]	Average Daily Volume (‘000 shares)[3]
June	7.25	5.70	8,060.2	403.0
July	6.83	5.80	3,764.5	171.1
August	8.90	6.28	5,179.3	246.6
September	8.28	6.93	3,554.0	177.7
October	8.65	6.90	2,694.9	122.5
November 1 - 22	8.55	7.75	1,624.6	101.5
November 25 - 30	8.01	7.51	338.7	67.7
December	10.30	7.72	9,179.0	459.0

Notes:

1.	The Common Shares traded on the TSX Venture Exchange from January 1, 2019 to November 22, 2019, inclusive. The Common Shares commenced trading on the TSX on November 25, 2019.
2.	Source: TMX InfoSuite
3.	The share prices and volumes are presented on a post-Consolidation basis.

NYSE American (September 16 to December 31, 2019)

2019	High ($)	Low ($)	Total Volume (‘000 shares)	Average Daily Volume (‘000 shares)
September 16 - 30	6.25	5.25	1,451.3	131.9
October	6.85	5.20	2,530.8	110.0
November	6.55	5.70	2,182.1	109.1
December	8.00	5.83	11,600.4	552.4

DIRECTORS AND EXECUTIVE OFFICERS

The names, positions or offices held with the Company, municipality of residence, and principal occupation within the past five years of the directors and executive officers of the Company as at the date of this AIF are set out below.

Name and Location of Residence	Position with Equinox Gold	Principal Occupation During the Past Five Years
Ross Beaty Vancouver, British Columbia, Canada	Director and Chairman, since December 2017	Chair of Pan American Silver Corp. and Business Executive
Neil Woodyer, Monaco	Vice-Chair and Director, since March 2020	Business Executive. Formerly the CEO of Leagold from July 2016 to March 2020 and founder, President, and CEO of Endeavour Mining Corporation (Endeavour) from August 2001 to June 2016
Lenard Boggio North Vancouver, British Columbia, Canada	Director, since December 2017	Corporate Director
Tim Breen New York, U.S.A.	Director, since August 2019	Executive Director at Mubadala’s Technology, Manufacturing and Mining Platform.

Name and Location of Residence	Position with Equinox Gold	Principal Occupation During the Past Five Years
Gordon Campbell, Ottawa, Ontario, Canada	Director, since March 2020	Corporate Director. Formerly the Canadian High Commissioner to the United Kingdom from 2011 to 2016.
General Wesley K. Clark, Little Rock, Arkansas, U.S.A.	Director, since March 2020	Chairman and CEO of Wesley K. Clark Associates LLC (Strategic consulting firm)
Marshall Koval Washington, U.S.A.	Director, since December 2017	CEO and President of Lumina Gold Corp. and CEO of Luminex Resources Corp. Formerly the CEO, Chair and President of Anfield from April 2009 to December 2017.
Peter Marrone, Toronto, Ontario, Canada	Director, since March 2020	Executive Chairman of Yamana Gold. Formerly the Chairman and CEO of Yamana Gold, which he founded in 2003
Christian Milau Vancouver, British Columbia Canada	CEO, since August 2016	CEO of Equinox Gold. Formerly the CEO of True Gold from April 2015 until April 2016 when it was acquired by Endeavour.
Gregory Smith North Vancouver, British Columbia, Canada	President, since March 2017	President of Equinox Gold. Formerly the CEO of JDL Gold from October 2016 to March 2017. Chief Executive Officer of Anthem United from April 2014 until April 2016.
Peter Hardie Vancouver, British Columbia, Canada	CFO, since August 2016	CFO of Equinox Gold. Formerly the CFO of True Gold from November 2015 until April 2016 when it was acquired by Endeavour. VP Finance and CFO of Nevsun Resources Ltd. from August 2008 to October 2015.
Adriaan Roux, Noordbrug, Potchesfstroom, South Africa	Chief Operations Officer, since March 2020

Chief Operations Officer of Equinox Gold. Formerly the Chief Operations Officer of Leagold from October 2018 to March 2020, consultant from July 2017 to October 2018 and the COO of Endeavour from August 2012 – July 2017.

Doug Reddy, Burnaby, British Columbia, Canada	EVP Technical Services, since March 2020

EVP Technical Services of Equinox Gold. Formerly the Senior VP Technical Services of Leagold from September 2016 to March 2020 and the EVP Business Development of Endeavour from August 2006 to February 2016.

Scott Heffernan West Vancouver, British Columbia, Canada	EVP Exploration, since August 2016	EVP Exploration of Equinox Gold. Formerly the VP Exploration of True Gold from May 2012 until April 2016 when it was acquired by Endeavour.

Name and Location of Residence	Position with Equinox Gold	Principal Occupation During the Past Five Years
Sebastian D’Amici Vancouver, British Columbia, Canada	SVP Finance, since August 2016	SVP Finance of Equinox Gold. Formerly the VP Finance of True Gold from May 2012 until April 2016 when it was acquired by Endeavour.
Susan Toews North Vancouver, British Columbia, Canada	General Counsel, since April 2018; Corporate Secretary, since November 2018	General Counsel and Corporate Secretary of Equinox Gold. Formerly a consultant providing legal services from July 2013 to April 2018.
Rhylin Bailie Burnaby, British Columbia, Canada	VP Investor Relations, since October 2016	VP Investor Relations of Equinox Gold. Formerly VP Investor Relations for J Proust & Associates providing investor relations services from July 2011 to October 2016.

The directors of Equinox Gold are elected at each annual general meeting to hold office until the next annual general meeting or until their successors are elected or appointed. As of the date of this AIF, the Board consists of eight directors, five of whom are independent. Ross Beaty, Lenard Boggio, Gordon Campbell, Wesley Clark and Peter Marrone are considered to be independent. Tim Breen is non-independent because he is an employee of Mubadala which has a material relationship with the Company. Marshall Koval and Neil Woodyer are non-independent because they were with previous management of a subsidiary of Equinox Gold within the last three years.

The Board has established three committees: the Audit Committee, the Compensation, Nomination & Governance Committee and the Environment, Social and Governance Committee. Detailed information regarding the duties and obligations of the Audit Committee is annexed as Appendix “A” to this AIF. The composition of the Company’s committees as at the date of this AIF, is set out in the following table.

Board Committee	Committee Members	Status
Audit Committee	Lenard Boggio (Chair)	Independent
	Gordon Campbell	Independent
	Wesley Clark	Independent
Compensation, Nomination and Governance Committee	Peter Marrone (Chair)	Independent
	Marshall Koval	Non-Independent
	Neil Woodyer	Non-Independent
	Tim Breen	Non-Independent
Environment, Social and Governance Committee	Neil Woodyer (Chair)	Non-Independent
	Wesley Clark	Independent
	Marshall Koval	Non-Independent
	Tim Breen	Non-Independent

As at the close of business on May 12, 2020, the directors and executive officers of Equinox Gold named above as a group exercised control or direction or beneficially owned, directly or indirectly, 22,573,485 Common Shares, equivalent to approximately 10.02% of the issued and outstanding Common Shares.

Except as noted below, none of Equinox Gold’s directors or executive officers, or a shareholder holding a sufficient number of securities of Equinox Gold to materially affect the control of the Company:

(a)	is, as at the date of the AIF, or has been, within 10 years before the date of the AIF, a director, CEO or CFO of any company (including the Company) that:

(i)

was subject to, while the director or executive officer was acting in the capacity as director, CEO or CFO of such company, of a cease trade, similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (each, an Order); or

(ii)

was subject to an Order that was issued after the director or executive officer ceased to be a director, CEO or CFO but which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this AIF, or has been within 10 years before the date of the AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer of the shareholder; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to make an investment decision.

Lenard Boggio was a director of Great Western Minerals Group Ltd. (GWMG) from January 2013 until his resignation together with all the then current directors in July 2015. On April 30, 2015, GWMG announced that a support agreement was entered into with the holders of a majority of GWMG’s secured convertible bonds and GWMG was granted protection from its creditors under the Companies Creditors Arrangements Act upon receiving an initial order from the Court. On May 11, 2015, an order was issued by the Financial and Consumers Affairs Authority of the Province of Saskatchewan that all trading in the securities of GWMG be ceased due to its failure to file financial statements for the year ended December 31, 2014. In December 2015, GWMG entered bankruptcy proceedings.

General Clark (i) is a director of Rentech Inc., which on December 19, 2017 filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware; and (ii) ceased to be a director of Rodman & Renshaw LLC less than one year prior to it, together with its parent, Direct Market Holdings Corp., and certain affiliates thereof filing for Chapter 7 Bankruptcy under applicable US bankruptcy laws in January 2013.

Mr. Woodyer was a director of Pacific Exploration and Production Corporation (currently Frontera Energy Corporation) (Pacific) from April 2008 to August 2015. On April 19, 2016 Pacific announced that it had entered into an agreement contemplating a restructuring transaction, including a plan of compromise and arrangement pursuant to the Companies’ Creditors Arrangement Act (Canada). On November 2, 2016, Pacific announced the completion of the restructuring transaction.

Audit Committee

The Audit Committee consists of three directors as determined by the Board. As at the date of this AIF, the members of the Audit Committee are Lenard Boggio (Chair), Gordon Campbell and Wesley Clark.

The Audit Committee must be comprised of a minimum of three directors of the Company and all of the members of the Audit Committee are to be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his independent judgment as a member of the Audit Committee.

All members of the Audit Committee must be “financially literate”. The definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements. Mr. Boggio has the requisite professional experience in accounting to meet the criteria of an “audit committee financial expert” under the Sarbanes-Oxley Act of 2002 and is the designated financial expert of Equinox Gold.

The members of the Audit Committee must be appointed by the Board at its first meeting following the annual meeting of shareholders. Unless a Chair of the Audit Committee is appointed by the Board, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

The following table sets out the names of the members of the Audit Committee and whether they are “independent” and “financially literate”.

Name of Member	Independent[1]	Financially Literate[1]
Lenard Boggio	Independent	Financially literate
Gordon Campbell	Independent	Financially literate
Wesley Clark	Independent	Financially literate

Note:

1.	As defined in NI 52-110.

Relevant Education and Experience of Audit Committee Members

The following summarizes the education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements;

(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting.

Lenard Boggio – Mr. Boggio was a Partner with PricewaterhouseCoopers LLP (PwC) (and previously Coopers & Lybrand LLP) where he was the leader of the mining industry practice in British Columbia. Mr. Boggio has significant expertise in financial reporting, auditing matters and transactional support, previously assisting, amongst others, clients in the Mineral Resource and energy sectors, including exploration, development and production stage operations in the Americas, Africa, Europe and Asia. Mr. Boggio previously served as a director of Blue Gold Mining Inc., Augusta Resource Corp., Armor Minerals Inc., Polaris Materials Corporation, and Lithium Americas Corp. and currently serves as a director of Pure Gold Mining Inc., Sprott Resource Holdings Inc. and Titan Mining Corp. and provincially owned BC Hydro and Power Authority. Mr. Boggio has a Bachelor of Arts Degree and an Honors Bachelor of Commerce Degree from the University of Windsor. In 1985 Mr. Boggio became a member of the Institute of Chartered Accountants of BC (ICABC, now CPA BC), was conferred with a Fellow’s designation in 2007 for distinguished service to the profession and community and in 2018 he was given a Lifetime Achievement Award by CPA BC for his outstanding lifetime of service to the profession and community. He is a past president of ICABC and he is also a past Chair of the Canadian Institute of Chartered Accountants. He is also a member of the Canadian Institute of Corporate Directors (ICD.D).

Gordon Campbell – Mr. Campbell was a Canadian diplomat and politician. From 2011 to 2016, he was the Canadian High Commissioner to the United Kingdom. He was the 34th Premier of British Columbia from 2001 to 2011 and was the leader of the Official Opposition in British Columbia from 1994 to 2001. From 1986 to 1993, he was Mayor of Vancouver, British Columbia. For his work, he received the Order of British Columbia in 2011. Prior to serving in politics, Gordon Campbell was a real estate developer and completed a Master of Business Administration at Simon Fraser University. Mr. Campbell currently serves as a non-executive director on the Grosvenor Americas Board.

Wesley Clark – Mr. Clark completed 38 years of military service, during which he rose to the rank of general and served as NATO’s Supreme Allied Commander, Europe. In 1975, Mr. Clark was appointed a White House Fellow in the Office of Management and Budget. Mr. Clark was a director of strategic planning and analysis for the Joint Chiefs of Staff from 1994 to 1996 and a member of the National Security Council. For his service, he received many awards including the Presidential Medal of Freedom, Silver Star, and Purple Heart. Since retiring from the military, Mr. Clark was an honorary special advisor to Victor Ponta, the Romanian prime minister, regarding economic and security matters from 2012 to 2015. He also served as co-chairman of Growth Energy and a director of BNK Petroleum. Mr. Clark graduated as valedictorian from West Point and was selected as a Rhodes Scholar to study at Oxford University, where he completed a master’s degree in Philosophy, Politics, and Economics. He also completed a master’s degree in military science at the Command and General Staff College. Currently, General Clark heads a strategic advisory and consulting firm.

External Auditors Service Fees (By Category)

The fees billed by the Company’s auditors in each of the last two fiscal years are as follows:

Financial Year Ending[1]	Audit Fees ($)	Audit Related Fees ($)[2]	Tax Fees ($)[3]	All Other Fees ($)
2019	561,253	Nil	680,134	Nil
2018	255,290	122,808	156,613	Nil

Notes:

1.	Fees are disclosed on an “as billed” basis. The 2019 fees were converted from C$ into $ at the average exchange rate for 2019 of C$1 = $0.7537 or $1 = C$1.30 (2018 – C$1 = 0.7717 or $1 = C$1.30).

2.

Fees in 2018 for review of the Solaris Resources Management Information Circular of $76,545 were moved to Audit Related Fees from Audit Fees. Audit Related Fees in 2018 also include fees for the review of the Joint Information Circular for the NewCastle and Anfield acquisition.

3.

Tax Fees in 2019 include fees for tax compliance in the amount of $400,064, as well as $280,070 in fees for tax advisory services related to the sale of Koricancha, financing matters, the acquisition of the Mesquite mine from New Gold Inc., the acquisition of Leagold, the spin out of Solaris Resources, and general Canadian and US tax advisory matters. Tax Fees in 2018 include fees for tax compliance in the amount of $38,578, as well as $118,035 in fees for tax advisory services related to the spin out of Solaris Resources and general Canadian and US tax advisory matters.

Audit Committee Pre-Approval Policies

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Section 21 of the Audit Committee Charter attached Schedule “A”.

CONFLICT OF INTEREST

Certain of the directors and/or officers of Equinox Gold also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors to be in a position of conflict. In particular, Ross Beaty, Chairman of the Board, is a significant shareholder of and lender to Equinox Gold; and Tim Breen is an employee of Mubadala which is a lender to and has a material relationship, with Equinox Gold and may have conflicting interests. Please see Interest of Management and Others in Material Transactions for further information. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Equinox Gold and Equinox Gold Shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

RISKS RELATED TO OUR BUSINESS

Financial instrument risk exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash and cash equivalents.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk; interest rate risk and currency risk. Financial instruments affected by market risk include cash and cash equivalents, accounts receivable, marketable securities, reclamation deposits, accounts payable and accrued liabilities, debt and derivatives.

Foreign currency risk

The Company’s functional currency is the US dollar. The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency, primarily the Brazilian real and Canadian dollar.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

	December 31, 2019		December 31, 2018
$’s in millions	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Brazilian réais	$28.7	$29.0	$19.8	$21.0
Canadian dollars	18.7	6.9	26.3	3.0
Total	$47.4	$35.9	$46.1	$24.0

Of the financial assets listed above, $12.9 million (December 31, 2018 – $19.8 million) represent cash and cash equivalents held in Brazilian reals and $7.8 million (December 31, 2018 – $25.8 million) represent cash and cash equivalents held in Canadian dollars. Minimal cash is held in other currencies.

At December 31, 2019, with other variables unchanged, a 10% strengthening of the US dollar against the above currencies would have decreased net loss by approximately $1.0 million (December 31, 2018 – $2.0 million). A 10% weakening of the US dollar would have the opposite effect on net loss.

The Brazilian Real has experienced frequent and substantial variations in relation to the US dollar and other foreign currencies during the last decades. Depreciation of the Brazilian Real against the US dollar could create inflationary pressures in Brazil and cause increases in interest rates, which could negatively affect the growth of the Brazilian economy as a whole and harm the Company’s financial condition and results of operations. On the other hand, appreciation of the Brazilian Real relative to the US dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange current accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the Brazilian Real could have an adverse effect on the Brazilian economy.

The Company has hedged a portion of its Brazil reals expenditures through its foreign currency exchange risk management program.

Commodity price risk

Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The profitability of the Company is directly related to the market price of gold. A decline in the market prices for this precious metal could negatively impact the Company’s future operations.

As a result of the Leagold Transaction, the Company inherited the below-listed gold hedges. As of March 10, 2020, being the closing date of the Leagold Transaction, the gold ounces hedged against production from the assets acquired from Leagold include:

Hedge Type	Price ($)	2020 (oz)	2021 (oz)	2022 (oz)	Total (oz)
Collars	1,325 – 1,430	30,000	45,000	33,750	108,750
Forward	1,350	36,667	55,000	41,250	132,917
Total		66,667	100,000	75,000	241,667

Risks related to the business of Equinox Gold

Equinox Gold’s business activities are subject to significant risks. Any of these risks could have an adverse effect on Equinox Gold, its business, results of operations, financial position and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to Equinox Gold. These risks are in addition to those discussed in technical reports and other documents filed by Equinox Gold from time to time on SEDAR and on EDGAR. In addition, other risks and uncertainties not presently known by management of Equinox Gold or that management currently believes are immaterial could affect Equinox Gold, its business and prospects.

Coronavirus

The recent outbreak of COVID-19 and declaration by the World Health Organization on March 11, 2020 that it is a global pandemic has had, and will continue to have, a negative impact on global financial conditions. Almost all countries globally are now experiencing COVID-19, including Canada, the U.S.A., Mexico, and Brazil where the Company operates and has offices. As a result of the COVID-19 pandemic, global demand for commodities, including gold, will be affected by a sustained slowdown in economic growth or demand worldwide. As well, a significant slowdown in other markets, in either case, that is not offset by reduced supply or increased demand, could have an adverse effect on the price and/or demand for gold. As the prevalence of the coronavirus continues to increase (and fears in respect of the coronavirus continue to increase), governments are increasingly implementing regulations and restrictions regarding the flow of labour, services and products, and the Company’s operations, including through limited availability of labour, suppliers, customers and distribution channels could be severely impacted.

Some of the Company’s operations had some or all of site activities temporarily suspended as a result of COVID-19 related impacts. As of the date of this AIF, mining activities at Los Filos remain temporarily suspended, although the Company continues to process solution from the heap leach pads and has been producing gold at reduced levels during the suspension. There remains a possibility that further of the Company’s operations will need to be temporarily suspended and planned projects delayed as a result of COVID-19.

The Company is monitoring the evolution of the pandemic actively. Each of the Company’s operations implemented early preventive measures in collaboration with the Company’s employees, contractors and host communities to limit COVID-19 exposure and transmission. The Company continues to enforce stringent operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the Centre for Disease Control and the local, state and federal governments at each of its sites.

The Company is respecting the guidelines of local, state and federal governments at each of its sites and engages regularly with community leaders to discuss preventive measures at site and address any concerns, and to share and develop strategies to manage COVID-19 challenges.

Commodity price risk

The price of Equinox Gold’s shares, financial results and exploration, and development and mining activities in the future may be adversely affected by declines in the price of gold. Gold prices fluctuate widely and are affected by numerous factors beyond Equinox Gold’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar, Mexican Peso, Brazilian Real, Canadian dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. The price of gold has fluctuated widely in recent years, and future price declines could cause continuous development of and commercial production from Equinox Gold’s properties to be uneconomic. Future production from Equinox Gold’s mining properties is dependent on gold prices that are adequate to make these properties economically viable.

Production and cost estimates

Equinox Gold prepares estimates of operating costs and/or capital costs for each operation and project. Equinox Gold’s actual costs may vary from estimates. Equinox Gold’s actual costs are dependent on a number of factors, including:

●	the exchange rate between the United States dollar, Mexican Pesos, Brazilian Real and the Canadian dollar;
●	smelting and refining charges;
●	royalties;
●	the price of gold and by-product metals;
●	the timing and cost, which can be considerable, of construction and maintenance activities at the processing facilities;
●	the availability and costs of skilled labour and specialized equipment;
●	the availability and cost of appropriate processing and refining arrangements;
●	potential increases in operating costs due to changes in the cost of fuel, power, materials and other inputs used in mining operations; and
●	production levels.

Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. Unless otherwise noted, Equinox Gold’s production forecasts are based on full production being achieved. Equinox Gold’s ability to achieve and maintain full production rates is subject to a number of risks and uncertainties, including the accuracy of Mineral Reserve and Mineral Resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, the accuracy of estimated rates and costs of mining and processing, and the receipt and maintenance of permits.

Operational risks

Equinox Gold’s principal operation is the mining of and exploration for precious metals. Equinox Gold’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Although adequate precautions to minimize risk will be taken, operations are subject to such hazards, which could have an adverse effect on the business, results of operations and financial position of Equinox Gold.

Such risks include, without limitation, environmental hazards, tailings risks, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, actual ore mined varying from estimates of grade or tonnage, metallurgical or other characteristics, interruptions in or shortages of electrical power or water, periodic or extended interruptions due to the unavailability of materials and force majeure events.

Additionally, Equinox Gold’s operations are subject to seasonal conditions. As a result of potentially heavy rainfall, pit access and the ability to mine ore may be lower in the first half of the year and the cost of mining may also be higher. In addition, a prolonged dry season may result in drought conditions, which may also impact production due to a lack of water that is necessary for processing.

Such risks could result in reduced production, damage to, or destruction of, mineral properties or producing facilities, damage to or loss of life or property, environmental damage, delays in mining or processing, losses and possible legal liability.

It is common in new processing operations to experience unexpected problems and delays during development and start-up. In addition, delays in the commencement of sustainable and profitable production often occur.

Construction risks

Equinox Gold intends to complete Phase 1 construction at Castle Mountain in 2020, continue with the expansion at Los Filos in 2020 and into 2021, and commence re-construction of Santa Luz in 2020 and into 2021. Construction of a project requires substantial expenditures and is prone to material cost overruns versus budget. The capital expenditures and time required to construct Castle Mountain, expand Los Filos, re-construct Santa Luz or develop any new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the Santa Luz project.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of Equinox Gold. These include, but are not limited to, the COVID-19 pandemic, weather conditions, ground conditions, availability of appropriate rock and other material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce. Project development schedules are also dependent on obtaining and maintaining governmental approvals and the timeline to obtain such approvals is often beyond the control of Equinox Gold. A delay in startup of commercial production would increase capital costs and delay generating revenues. Given the inherent risks and uncertainties associated with construction, there can be no assurance that the construction will continue in accordance with current expectations or at all, that construction costs will be consistent with the budget, that production will be achieved on schedule, or that the mine will operate as planned.

Foreign operations

Equinox Gold conducts mining, development, exploration and other activities through subsidiaries in foreign countries, including the United States, Mexico and Brazil. Mining activities are subject to the risks normally associated with any conduct of business in foreign countries including:

●

expropriation, nationalization, and the cancellation, revocation, renegotiation, or forced modification of existing contracts, permits, licenses, approvals, or title, particularly without adequate compensation;

●	changing political and fiscal regimes, and economic and regulatory instability;
●	unanticipated adverse changes to laws and policies, including those relating to mineral title, royalties and taxation;
●	delays or inability to obtain or maintain necessary permits, licenses or approvals;
●	opposition to mine projects, which include the potential for violence, property damage and frivolous or vexatious claims;
●	restrictions on foreign investment;
●	unreliable or undeveloped infrastructure;
●	labour unrest and scarcity;
●	difficulty obtaining key equipment and components for equipment;
●	regulations and restrictions with respect to imports and exports;
●	high rates of inflation;
●	extreme fluctuations in currency exchange rates and restrictions on foreign exchange, currencies and repatriation;
●	inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power;
●	abuse of power of foreign governments who impose, or threaten to impose, fines, penalties or other similar mechanisms, without regard to the rule of law;
●	difficulties enforcing judgments, particularly judgments obtained in Canada or the United States, with respect to assets located outside of those jurisdictions;
●	difficulty understanding and complying with the regulatory and legal framework with respect to mineral properties, mines and mining operations, and permitting;
●	violence and the prevalence of criminal activity, including organized crime, theft and illegal mining;
●	civil unrest, terrorism and hostage taking;
●	military repression and increased likelihood of international conflicts or aggression; and
●	increased public health concerns.

Government regulation

The operating, development and exploration activities of Equinox Gold are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. The occurrence of mining regime changes in both the developed and developing countries adds uncertainties that cannot be accurately predicted and any future adverse changes in government policies or legislation in the jurisdictions in which the Company operates, including with respect to the COVID-19 pandemic.

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, royalty rates, rates of exchange, environmental regulations, labour relations and return of capital. This may affect both Equinox Gold’s ability to undertake operating, development and exploration activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on Equinox Gold and its business, results of operations and financial position. Amendments to current laws, regulations and permits governing operating, development and exploration activities, or more stringent or different implementation, could have an adverse impact on Equinox Gold, or could require abandonment or delays in the development of new mining properties. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against Equinox Gold, including orders issued by regulatory or judicial authorities causing process, development or exploration activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Equinox Gold is currently appealing federal and municipal value-added tax assessments in Brazil. While Equinox Gold is confident that long-term regular recovery of value added taxes or other amounts receivable from various governmental and nongovernmental counter parties will be established, Equinox Gold cannot assure investors that such taxes will be recovered or that its activities will result in profitable processing operations.

Uncertainty of Mineral Reserve and Mineral Resource estimates

The figures for Mineral Reserves and Mineral Resources published by Equinox Gold are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Equinox Gold’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that metals recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in commodities prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Equinox Gold’s ability to extract these Mineral Reserves, could have an adverse effect on Equinox Gold and its business, results of operations and financial position. Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration work must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category.

Possible failure to realize anticipated benefits of the Leagold Transaction

The ability to realize the benefits of the Leagold Transaction will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Equinox Gold’s ability to realize the anticipated growth opportunities and synergies from integrating Leagold’s business. This integration will require the dedication of management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to Equinox Gold, and from operational matters during this process. The integration process may result in the loss of key employees or directors and the disruption of ongoing business and employee relationships that may adversely affect the ability of Equinox Gold to achieve the anticipated benefits of the Leagold Transaction as well as any anticipated benefits from possible future acquisitions.

While Equinox Gold completed a due diligence investigation of Leagold, including reviewing technical, environmental, legal, tax accounting, financial and other matters, certain risks either may not have been uncovered or are not known at this time. Such risks may have an adverse impact on Equinox Gold and the combined assets of Equinox Gold and Leagold following the Leagold Transaction and may have an adverse impact on the value of Equinox Gold’s Common Shares.

Permitting

Equinox Gold’s operating, development and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, permits) from appropriate governmental authorities. Before commencing any operations, development or exploration on any of its properties, Equinox Gold must receive numerous permits.

Equinox Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for Equinox Gold’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. Equinox Gold can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations. Operation, development and exploration of Equinox Gold’s properties require permits from various governmental authorities in the United States, Mexico and Brazil, respectively. There can be no assurance that all future permits that Equinox Gold requires will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain required permits, or the expiry, revocation or failure to comply with the terms of any such permits that Equinox Gold has already obtained, would adversely affect its business.

Debt and liquidity risk

Equinox Gold must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Equinox Gold does not realize satisfactory prices for the gold from its gold mining operations, it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements could result in dilution to existing Equinox Gold Shareholders and could adversely affect its ability to access the capital markets in the future to meet any external financing requirements Equinox Gold might have. If there are significant delays in when the Company’s growth projects are completed and/or their capital costs were to be significantly higher than estimated, these events could have an adverse effect on Equinox Gold’s business, results of operations and financial position.

Although Equinox Gold secured the Combination Financing, there is no guarantee that additional funding will be available for further development of its projects. Further activities may depend on Equinox Gold’s ability to obtain financing through equity or debt financing and failure to obtain this financing may result in delay or indefinite postponement of its activities.

As of the date of this AIF, Equinox Gold had aggregate consolidated principal indebtedness in the amount of $758.2 million. Equinox Gold’s ability to make scheduled payments on the Second Scotia Facility and any other indebtedness will depend on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. There is no guarantee that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lenders or to execute intercreditor agreements or obtain required regulatory and exchange approvals.

Equinox Gold is exposed to interest rate risk on variable rate debt. Liquidity risk is the risk that Equinox Gold will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments. If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, Equinox Gold could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance Equinox Gold’s indebtedness, including indebtedness under the Second Scotia Facility. Equinox Gold may not be able to affect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.

In addition, a breach of debt covenants to third parties, including the financial covenants under the Second Scotia Facility or Equinox Gold’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the lenders to impose default interest rates or accelerate the related debt, which may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of Equinox Gold’s borrowings, Equinox Gold may not have sufficient assets to repay its indebtedness.

The Second Scotia Facility and other debt instruments contain a number of covenants that impose significant operating and financial restrictions on Equinox Gold and may limit Equinox Gold’s ability to engage in acts that may be in its long-term best interest. In particular, the Second Scotia Facility restricts Equinox Gold’s ability to dispose of assets to make dividends or distributions and to incur additional indebtedness and grant security interests or encumbrances. As a result of these restrictions, Equinox Gold may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, or may be unable to compete effectively or to take advantage of new business opportunities, each of such restrictions may affect Equinox Gold’s ability to grow in accordance with its strategy.

Further, Equinox Gold’s maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to Equinox Gold, including:

●

limiting Equinox Gold’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring Equinox Gold to make nonstrategic divestitures;

●

requiring a substantial portion of Equinox Gold’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

●	increasing Equinox Gold’s vulnerability to general adverse economic and industry conditions including the impact of COVID-19 on the ability of our mines to continue to operate;

●	exposing Equinox Gold to the risk of increased interest rates for any borrowings at variable rates of interest;

●	limiting Equinox Gold’s flexibility in planning for and reacting to changes in the industry in which it competes;

●	placing Equinox Gold at a disadvantage compared to other, less leveraged competitors; and

●	increasing Equinox Gold’s cost of borrowing.

Share price fluctuation

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, the Company does not know how severe the impact may be on Equinox Gold’s ability to raise additional funds through equity issues. If Equinox Gold is unable to generate such revenues or obtain such additional financing, any investment in Equinox Gold may be materially diminished in value or lost.

Access to water at Castle Mountain

Historically the Castle Mountain operation successfully processed approximately 3.6 million tons of ore per year over a ten-year period with continued leaching for several years after mining ceased. Equinox Gold, through its wholly owned subsidiary, maintains water rights including two producing wells at Castle Mountain. Historically, the mine had sufficient water for processing purposes and Equinox Gold has the water supply to commence Phase 1 production. However, additional sources of ground water will have to be located and permitted to expand throughput and gold production as contemplated in Phase 2. If Equinox Gold is unable to source additional water supplies, it could prevent or limit the ability to conduct exploration and development activities and ultimately expand production at Castle Mountain.

Environmental risks, regulations and hazards

All phases of Equinox Gold’s mining operations are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mining operations. Environmental hazards may exist on the properties which are unknown at present which have been caused by previous or existing owners or operators of the properties. Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Previous mining by artisanal miners (Garimpeiros) has occurred and continues today at certain of Equinox Gold’s Brazilian properties. Garimpeiros are known to use motor oils, other substances and greases in their mining processes, which can result in environmental damage. While Equinox Gold has taken steps to address the activities of the Garimpeiros and the related environmental impacts, there is no certainty that such activities will be discontinued and Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.

The extraction process for gold and metals can produce tailings, which are the slurry and sand-like materials which remain from the extraction process. Tailings are stored in engineered facilities which are designed, constructed, operated and closed in conformance with local requirements and best practices. Hazards such as equipment failure or failure of retaining dams around tailings disposal areas may result in environmental pollution and consequent liability.

Equinox Gold’s historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with Equinox Gold’s activities or of other mining companies that affect the environment, human health and safety.

The water collection, treatment and disposal operations at Equinox Gold’s mines are subject to strict regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages. Liabilities resulting from damage, regulatory orders or demands, or similar, could adversely affect Equinox Gold’s business, results of operations and financial condition. Moreover, in the event that Equinox Gold is deemed liable for any damage caused by overflow, Equinox Gold’s losses or consequences of regulatory action might not be covered by insurance policies.

Community action

Communities and non-governmental organizations (NGOs) have become more vocal and active with respect to mining activities at or near their communities. Some communities and NGOs have taken actions that could have an adverse effect on the Company’s operations, such as setting up road closures and commencing lawsuits. In certain circumstances, such actions might ultimately result in the cessation of mining activities and the revocation of permits and licenses. These actions relate not only to current activities but are often in respect of past activities by prior owners of mining properties.

Equinox Gold has initiated various programs to enhance our community engagement processes, drive world-leading environmental practices and reinforce our commitment to the safety and health of our employees and surrounding communities. However, there is no assurance that our efforts will be successful at mitigating all impacts of community actions to our operations, and we may suffer material negative consequences to our business.

Future acquisitions, business arrangements or transactions

Equinox Gold will continue to seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, Equinox Gold may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into Equinox Gold. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation. There is no guarantee that the sources of financing that have been announced will be successful and that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lenders or to execute intercreditor agreements or obtain required regulatory and exchange approvals. Any issues that Equinox Gold encounters in connection with an acquisition, business arrangement or transaction could have an adverse effect on its business, results of operations and financial position.

Reclamation estimates, costs and obligations

Equinox Gold’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which Equinox Gold holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, these obligations represent significant future costs for Equinox Gold, and it may be necessary to revise planned expenditures, operating plans and reclamation concepts and plans in order to fund reclamation activities. Such increased costs may have an adverse impact upon the business, results or operations and financial position of Equinox Gold.

There is a potential future liability for cleanup of tailings deposited on the mining license areas by others during previous periods of mining and reprocessing. It is not possible to quantify at this time what the potential liability might be and detailed assessments need to be made to determine future land reclamation costs, if any.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Equinox Gold’s business, results of operations and financial position.

Properties located in remote areas

Certain of Equinox Gold’s properties are located in remote areas, some of which have severe climates, resulting in technical challenges for conducting both geological exploration and mining. Equinox Gold benefits from modern mining transportation skills and technologies for operating in areas with severe climates. Nevertheless, Equinox Gold may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have an adverse effect on Equinox Gold’s business, results of operations and financial position. The remote location of Equinox Gold’s operations may also result in increased costs and transportation difficulties.

Aurizona is situated in a region where other mining activity is developing. Aurizona has access to existing roads and paved highways as well as local water and power supply; however, the existing road to the village of Aurizona may require relocation in the future to allow access to the western portion of the ore body, which will also require permitting and community support. Generators currently act as back-up for power outages but, despite provision for backup infrastructure, there can be no assurance that challenges or interruptions in infrastructure and resources will not be encountered.

Internal controls over financial reporting

Equinox Gold may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and Equinox Gold may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. Equinox Gold’s failure to satisfy the requirements of Canadian and United States legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Equinox Gold’s business and negatively impact the trading price of its Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Equinox Gold’s operating results or cause it to fail to meet its reporting obligations.

Equinox Gold may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Equinox Gold in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Equinox Gold’s management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that Equinox Gold’s financial and disclosure controls will detect or uncover all failures of persons within Equinox Gold to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Equinox Gold’s controls and procedures could also be limited by simple errors or faulty judgments.

Information systems

Targeted attacks on Equinox Gold’s systems (or on systems of third parties that Equinox Gold relies on), failure or non-availability of key information technology (IT) systems or a breach of security measures designed to protect Equinox Gold’s IT systems could result in disruptions to Equinox Gold’s operations, extensive personal injury, property damage or financial or reputational risks. Equinox Gold has engaged IT consultants to implement and test system controls and disaster recovery infrastructure for certain IT systems. As the threat landscape is ever-changing, Equinox Gold must make continuous mitigation efforts, including risk prioritized controls to protect against known and emerging threats, tools to provide automate monitoring and alerting and backup and recovery systems to restore systems and return to normal operations.

Counterparty risk

Counterparty risk is the risk to Equinox Gold that a party to a contract will default on its contractual obligations to Equinox Gold. Equinox Gold is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold Equinox Gold’s cash and short term investments; (ii) companies that have payables to Equinox Gold; (iii) providers of its risk management services, such as hedging arrangements; (iv) shipping service providers that move Equinox Gold’s material; (iv) Equinox Gold’s insurance providers; and (v) Equinox Gold’s lenders. Although Equinox Gold makes efforts to limit its counterparty risk, Equinox Gold cannot effectively operate its business without relying, to a certain extent, on the performance of third-party service providers.

Public perception

Damage to Equinox Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although Equinox Gold places great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to Equinox Gold’s overall ability to advance its projects, thereby having an adverse impact on financial performance, cash flows and growth prospects.

Equinox Gold may become subject to additional legal proceedings

Equinox Gold is currently subject to litigation and claims in Brazil and the United States and may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Equinox Gold cannot reasonably predict the likelihood or outcome of any actions should they arise. If Equinox Gold is unable to resolve any such disputes favorably, it may have an adverse effect on Equinox Gold’s financial performance, cash flows, and results of operations. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. Equinox Gold’s assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Equinox Gold’s properties, especially where Mineral Reserves have been located, could result in Equinox Gold losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Equinox Gold’s operations due to the high costs of defending against the claim. If Equinox Gold loses a commercially viable property, such a loss could lower its future revenues, or cause Equinox Gold to cease operations if the property represents all or a significant portion of Equinox Gold’s Mineral Reserves.

Equinox Gold could be forced to compensate those suffering loss or damage by reason of its processing, development or exploration activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase Equinox Gold’s operating costs and delay or curtail or otherwise negatively impact Equinox Gold’s activities.

Defects in land title

Title insurance is not available for Equinox Gold’s properties, and Equinox Gold’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. Equinox Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Equinox Gold can provide no assurances that there are no title defects affecting its properties. Accordingly, its mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects. In addition, Equinox Gold may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Management

The success of Equinox Gold will be largely dependent on the performance of its Board of Directors and its senior management. The loss of the services of these persons would have an adverse effect on Equinox Gold’s business, results of operations, financial position and prospects. There is no assurance Equinox Gold can maintain the services of its Board of Directors and management or other qualified personnel required to operate its business. Failure to do so could have an adverse effect on Equinox Gold and its business, results of operations, financial position and its prospects.

Employee recruitment and retention

Recruiting and retaining qualified personnel is critical to Equinox Gold’s success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties is limited and competition for such persons is intense. In particular, there is intense competition for engineers, geologists and persons with mining expertise. As Equinox Gold’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff at its operations. Although Equinox Gold believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success as competition for such persons with these skill sets increases. If Equinox Gold is not successful in attracting and retaining qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on Equinox Gold’s future cash flows, earnings, results of operations, and financial condition.

Property commitments

The properties held by Equinox Gold may be subject to various land payments, royalties and/or work commitments. Failure by Equinox Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Competition

The mining industry is very competitive, particularly with respect to properties that produce, or are capable of producing, gold and other metals. Mines have limited lives and, as a result, Equinox Gold continually seeks to replace and expand Mineral Reserves through exploration and the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in areas where Equinox Gold would consider conducting exploration and/or production activities. As Equinox Gold faces significant and increasing competition from a number of large established companies, some of which have greater financial and technical resources than Equinox Gold, for a limited number of suitable properties and resource acquisition opportunities, Equinox Gold may be unable to acquire such mining properties which it desires on terms it considers acceptable.

Equinox Gold competes with these other mining companies for the recruitment and retention of qualified directors, professional management, employees and contractors. Competition is also intense for the availability of drill rigs, mining equipment, and production equipment. Competition in the mining business for limited sources of capital could adversely impact our ability to acquire and develop suitable gold mines, gold developmental projects, gold producing companies, or properties having significant exploration potential. As a result, there can be no assurance that the Company’s acquisition and exploration programs will yield new Mineral Reserves to replace or expand current Mineral Reserves, or that the Company will be able to maintain production levels in the future.

Employee and labour relations

Some of Equinox Gold’s employees and contractors are unionized. In particular, a union has been established at one of the Company’s operations. Although the Company has reached agreements and places significant emphasis on maintaining positive relationships with the union and employees, there is risk of labour strikes and work stoppages. Should they occur, some labour strikes and work stoppages have the potential to significantly affect the Company’s operations and thereby adversely impact the Company’s future cash flows, earnings, production, and financial conditions.

Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the mining operations are conducted. Changes in such legislation or otherwise in Equinox Gold’s relationships with its employees may result in strikes, lockouts or other work stoppages, any of which could have an adverse effect on the business, results of operations and financial position.

Climate change

Governments are moving to introduce climate change legislation and treaties at the international, national, state/province and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, Equinox Gold expects that this will result in increased costs. In addition, physical risk of climate change may also have an adverse effect on Equinox Gold’s business, results of operations and financial position. These risks include: sea level rise, extreme weather events, and resource shortages due to delivery disruptions. Equinox Gold can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s business, results of operations and financial position.

Uninsurable risks

Equinox Gold is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox Gold’s current properties and future properties of Equinox Gold or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Equinox Gold maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, any such insurance may not cover all the potential risks associated with its operations. Equinox Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons.

Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Equinox Gold or to other companies in the mining industry on acceptable terms. Equinox Gold might also become subject to liability for pollution or other hazards which may not be insured against or which Equinox Gold may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox Gold to incur significant costs that could have an adverse effect upon its business, results of operations and financial position.

Speculative nature of mining exploration and development

The long-term operation and success of Equinox Gold is dependent, in part, on the cost and success of our exploration and development projects. Mineral exploration and development is highly speculative and involves significant risks. Major expenses are typically required to locate and establish Mineral Reserves.

Development of Equinox Gold’s mineral projects will only follow upon obtaining satisfactory results. Few properties which are explored are ultimately developed into producing properties. There is no assurance that Equinox Gold’s exploration and development activities will result in any discoveries of commercial bodies of ore which will be brought into commercial production.

The processes of exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Although Equinox Gold evaluates the risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. Equinox Gold cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have an adverse effect on Equinox Gold, its business, results of operations and financial position.

Corruption and bribery laws

Equinox Gold’s operations are governed by, and involve interactions with, many levels of government in numerous countries. Equinox Gold is required to comply with anti-corruption and anti-bribery laws, including the Canadian Criminal Code, and the Canadian Corruption of Foreign Public Officials Act, as well as similar laws in the countries in which Equinox Gold conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Although Equinox Gold has adopted steps to mitigate such risks, including the implementation of training programs, internal monitoring, reviews and audits, and policies to ensure compliance with such laws, such measures may not always be effective in ensuring that Equinox Gold, its employees, contractors or third-party agents will comply strictly with such laws. If Equinox Gold finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on Equinox Gold resulting in an adverse effect on Equinox Gold’s reputation and business.

In addition, the Canadian Extractive Sector Transparency Measures Act (ESTMA), which became effective June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments, and including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments, and any other prescribed payment over C$100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to C$250,000 (which may be concurrent). Equinox Gold commenced ESTMA reporting in 2016. If Equinox Gold becomes subject to an enforcement action or in violation of ESTMA, this may result in significant penalties, fines and/or sanctions resulting in an adverse effect on Equinox Gold’s reputation and business.

In 2015, the Mexican Anti-Corruption System (Sistema Nacional Contra la Corrupción) was enacted through constitutional amendments in an effort to curtail corruption practices across federal, state and municipal levels in Mexico. On July 18, 2016, pursuant to the mandate given by the 2015 constitutional amendments, new legislations, such as the general law organizing the Mexican Anti-Corruption System (Ley General del Sistema Nacional Anticorrupción), the law governing the annual accounts and audit process of the Federal Government (Ley de Fiscalización y Rendición de Cuentas de la Federación), the new organic law of the Federal Court of Administrative Justice (Ley Orgánica del Tribunal Federal de Justicia Administrativa) and, more importantly, the General Administrative Liabilities Act (Ley General de Responsabilidades Administrativas) were enacted and became effective on July 2017. Equinox Gold expects that, as a result of the strengthening of anti-corruption measures, Equinox Gold’s compliance costs associated with its mines and development projects may increase.

Public company obligations

Equinox Gold’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Equinox Gold’s compliance costs and the risk of non-compliance, which could adversely impact Equinox Gold’s share price.

Equinox Gold is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian and United States securities administrators and regulators, the TSX, the NYSE American, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. Equinox Gold’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

No history of dividends

Equinox Gold and its predecessor companies have not paid a dividend since incorporation. Equinox Gold intends to continue to retain earnings and other cash resources for its business. Any future determination to pay dividends will be at the discretion of Equinox Gold’s Board of Directors and will depend upon the capital requirements of Equinox Gold, results of operations and such other factors as Equinox Gold’s Board of Directors considers relevant.

Foreign exchange transactions registration compliance

In certain jurisdictions where Equinox Gold operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. Equinox Gold has identified that in certain instances it has not registered all transactions. Equinox Gold has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations.

Significant shareholders

The Company has certain significant shareholders and holders of convertible notes, that have or will have on exercise of such convertible rights the ability to influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Equinox Gold and the approval of certain corporate transactions. Although, each of these significant shareholders is or will be a strategic partner of Equinox Gold, their respective interests may differ from the interests of Equinox Gold or its other shareholders. The concentration of ownership of the Common Shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Equinox Gold.

Conflicts of interest

Certain of the directors and/or officers of Equinox Gold also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors to be in a position of conflict. In particular, Ross Beaty, Chairman of Equinox Gold, is a significant Equinox Gold shareholder and a lender, and Tim Breen, a director of Equinox Gold, is also an employee of Mubadala which has a material relationship with Equinox Gold. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Equinox Gold and Equinox Gold shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the British Columbia Business Corporations Act and other applicable laws.

Risks Relating to Mexico and the Los Filos Mine Complex

The Los Filos Mine Complex is operating in Guerrero State, Mexico

In recent years, criminal activity and violence has increased in Mexico and spread from border areas to other areas of the country and neighbouring Guatemala. Violence between the drug cartels and human trafficking organizations and violent confrontations with authorities has steadily increased. As well, incidents of violent crime, homicide, theft, firearm detonations, kidnapping for ransom and extortion by organized crime have increased. Many incidents of crime and violence go unreported and law enforcement authorities’ efforts to reduce criminal activity are challenged by a lack of resources, corruption and the power of organized crime. Equinox Gold is taking a variety of measures to protect employees, property and production facilities from these security risks with respect to Los Filos. Equinox Gold regularly reviews the safety of access routes and the physical security of Equinox Gold’s installations. Although Equinox Gold has implemented measures to protect its employees, contractors, property and production facilities from these security risks, there can be no assurance that security incidents will not have an adverse effect on the Company’s operations, especially if criminal activity and violence continue to escalate. Such incidents may halt or delay production, increase operating costs, result in harm to employees, contractors or visitors, decrease operational efficiency due to employee absenteeism and other factors, increase community tensions or otherwise adversely affect the Company’s ability to conduct business, which could also lead to adverse effects on its business, results of operations and financial position.

Operation of the Los Filos Mine Complex requires surface rights

While mineral rights are administered by the federal government through federally issued mining concessions, surface rights over the land located in the mining concessions may be owned by third parties, including an Ejido (communally held land). An Ejido is an entity that is formed by members of a community that collectively own land awarded to them by the federal government, and that differs from private property and the rights granted thereby. The Ejido is represented by a board of three members elected by the members of the Ejido and governed by the Ejido meeting (where Ejido members discuss and decide on issues regarding the Ejido and its assets). Members of the Ejido may hold title over certain parcels of land, which they can lease or lien in favor of third parties. Concession holders must negotiate private agreements with landowners, including Ejidos as recorded in the National Agrarian Registry. Inconsistent registration and enforcement of inherited ownership rights for communal land has led, in some cases, to renegotiation of land agreements, and increased rent for land, water and occupancy agreements. While the Company has secured the surface rights necessary to operate Los Filos through written agreements with Ejidos, individual members of the Ejidos and private owners, these agreements are subject to renegotiation, especially with respect to the payments made by the Company to operate on such lands. Absence of agreement on such payment amount during a renegotiation of such written agreements may have significant impacts on the operation of the Los Filos and could result in delays and higher costs to the Company to conduct its operation. Additionally, the Company may not have, or may not be able to obtain, all necessary surface rights to develop a mining concession. In the event the Company wishes to conduct activities in areas where it has not secured any surface right, the Company would need to conclude a written agreement with the owner of such area before conducting any operation. Negotiation of a new written agreement relating to surface rights may result in protest from local communities against the Company’s activities, and if the Company is not able to reach an agreement for the use of such areas, the Company may be required to modify its operations or plans for the development of Los Filos.

Los Filos is located in proximity to archaeological and historic monuments

The Federal Law on Archaeological, Artistic and Historical Sites and Monuments requires authorization from the Mexican National History and Archeology Institute (INAH) to undertake activities in or near archeological sites. In this regard, the Los Filos has received clearances for 46 of the 48 possible archaeological sites identified in baseline studies. There are two sites currently restricted from mining operations; these sites have no impact on current production plans or operations. For the Guadalupe pit phase there are nine additional possible archaeological sites that require studying by INAH to be cleared prior to commencement of mining in that area.

Relations with local groups and indigenous people in Mexico

Various international and national laws, codes, resolutions, conventions, guidelines and other directives relate to human rights (including rights with respect to the environment, health and safety surrounding Equinox Gold’s operations). In addition, the Company operates in some areas presently owned by local communities or ejidos. Many of these directives impose obligations on government and companies to respect human rights and the rights of local communities or communal landowners. Certain directives mandate that government consult with the general public about Equinox Gold’s projects and mines. The obligations of the government and private parties under the various international and national directives pertaining to human rights continue to evolve and be defined.

With respect to Los Filos, various land access agreements have been entered into with the main local communities whose properties include the areas occupying Los Filos mine operations and will be renegotiated in 2025. Pursuant to such agreements Equinox Gold has committed to undertake gratuitously various actions unrelated to the operation of Los Filos and in the exclusive benefit of such local communities like the improvement of communal infrastructure or spending in educational and social support. The Company occasionally receives additional requests and complaints from the local communities relating to such commitments. The Company’s failure to answer adequately to the communities’ additional requests or complaints or failure to renegotiate the terms and conditions of the agreements in 2025 may result in manifestations such as protests, roadblocks or other forms of public expression against Equinox Gold’s activities and may have a negative impact on Equinox Gold’s reputation and operations.

Risks Relating to Brazil and the Company’s Mineral Properties in Brazil

Availability of sufficient water to support mining operations at RDM

An operational risk at RDM is the availability of sufficient water supplies to support mining operations. Water is an integral requirement for development and production facilities on mineral properties and recycled and fresh water are used in the extraction and processing of minerals and metals. The Company’s RDM Mine is situated in a semi-arid region of Brazil and is dependent on the annual rainy season for replenishment of the supply of water. Prolonged drought conditions in the region can contribute to lower-than-expected water recharge in wells as well as lower-than-expected water accumulation in the water storage facilities. The Company’s ability to obtain and secure alternate supplies of water at a reasonable cost depends on many factors, including: regional supply and demand; political and economic conditions; problems that affect local supplies; delivery and transportation; and relevant regulatory regimes and there is no guarantee that the Company can secure an alternate source of water in the event of a future prolonged drought.

The Company’s predecessor temporarily suspended operations in October 2018 due to continued regional drought conditions however operations were restarted in late November 2018 once the water storage facilities at the RDM Mine had sufficient volumes to support the restart and continued operations.

Equinox Gold’s mineral properties in Brazil operate in an emerging market and are subject to political, economic, social and geographic risks of doing business in Brazil

The Company’s mining and development properties in Brazil expose the Company to the socioeconomic conditions as well as to the laws governing the mining industry. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation, changes in monetary and exchange policies, changes in interest rates, decreased liquidity in the domestic capital and lending markets, energy shortages, military repression, war or civil war, social and labour unrest, organized crime, hostage taking, terrorism, violent crime, extreme fluctuations in currency exchange rates, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. In addition, changes in government laws and regulations, including taxation, royalties, the repatriation of profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country, could adversely affect the Company’s exploration, development and production initiatives in Brazil.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policies and regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Brazil or any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation may contribute to economic uncertainty in Brazil. Historically, Brazilian politics have affected the performance of the Brazilian economy. Past political crises have affected the confidence of investors and the public, generally resulting in an economic slowdown.

Global economic crises could negatively affect investor confidence in emerging markets or the economies of the principal countries in Latin America, including Brazil. Such events could materially and adversely affect the Company’s business, financial condition and results of operations.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s business, results of operations and financial position.

Inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and, as a result, on the Company’s financial condition and results of operations.

In the past, high levels of inflation have adversely affected the economies and financial markets of Brazil, and the ability of its government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation in Brazil and have created general economic uncertainty. As part of these measures, the Brazilian government has at times maintained a restrictive monetary policy and high interest rates that have limited the availability of credit and economic growth. Brazil may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in Brazil and lead to further government intervention in the economy, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets and actions to adjust or fix currency values, which may trigger or exacerbate increases in inflation, and consequently have an adverse impact on the Company. In an inflationary environment, the value of uncollected accounts receivable, as well as of unpaid accounts payable, declines rapidly. If Brazil experiences high levels of inflation in the future and price controls are imposed, the Company may not be able to adjust the rates the Company charges the Company’s customers to fully offset the impact of inflation on the Company’s cost structures, which could adversely affect the Company’s results of operations or financial condition.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To Equinox Gold’s knowledge, there are no legal proceedings or regulatory actions material to it to which Equinox Gold is a party, or to which Equinox Gold has been a party since incorporation, or of which any property of Equinox Gold is or has been the subject matter of, since the beginning of the financial year ended December 31, 2019, and no such proceedings are known by the Company to be contemplated. There have been no penalties or sanctions imposed against us by a court relating to provincial or territorial securities legislation or by any securities regulatory authority, there have been no penalties or sanctions imposed by a court or regulatory body against the Company and Equinox Gold has not entered into any settlement agreements before a court relating to provincial or territorial securities legislation or with any securities regulatory authority since Equinox Gold’s incorporation.

Equinox Gold is a defendant in various lawsuits and legal actions in jurisdictions where it operates however none of which exceed 10% of the value of the Company’s current assets. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that Equinox Gold will incur a material cash outflow to settle the claim. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the ordinary course of business of Equinox Gold or any of its subsidiaries and except as described elsewhere in this AIF, none of the directors or executive officers of Equinox Gold or a subsidiary at any time during Equinox Gold’s last completed financial year or within the three most recently completed financial years, any person or company who beneficially owns, or who exercises control or direction over (or a combination of both), directly or indirectly, more than 10% of the issued and outstanding Common Shares, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect Equinox Gold.

Certain directors and officers of Equinox Gold are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of Equinox Gold may not be made available to Equinox Gold, but rather may be offered to a company with competing interests. The directors and senior officers of Equinox Gold are required by law to act honestly and in good faith with a view to the best interests of Equinox Gold and to disclose any personal interest which they may have in any project or opportunity of Equinox Gold, and to abstain from voting on such matters.

On August 2, 2018, the Company entered into a standby loan arrangement (Standby Loan) with Mr. Beaty whereby Mr. Beaty made available up to $12 million for use by Equinox Gold for the continued development, construction and general working capital requirements of Aurizona. The Standby Loan is unsecured and was drawn down by the Company. In the event Equinox Gold defaults on repayment, Mr. Beaty has the right to assume a share pledge Equinox Gold holds as security for its $12 million receivable from Serabi Gold plc (Serabi). The Standby Loan bears interest and fees at commercial rates. The Standby Loan was amended and restated to extend the term for repayment to June 30, 2020.

The directors and officers of Equinox Gold are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and Equinox Gold will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare. The register of transfers of the Common Shares is maintained by Computershare at its offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) which are still in force and effect and which may reasonably be regarded as presently material other than as set out below:

●	Second Amended and Restated Credit Agreement dated March 10, 2020 with the Bank of Nova Scotia, Societe Generale, BMO Capital Markets and ING Capital LLC
●	Convertible Debentures dated April 11, 2019 and March 10, 2020

INTEREST OF EXPERTS

The following are the names of persons or companies (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or included by reference in this AIF; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or Equinox Gold.

(a)	KPMG LLP provided an auditors’ report dated February 28, 2020 in respect of Equinox Gold’s financial statements for the years ended December 31, 2019 and 2018;

(b)

Gilles Arseneau, P.Geo., Eric Olin, RM-SME, Tim Olson, FAusIMM, Neil Winkelmann, FAusIMM, Neil Lincoln P.Eng., the late Maritz Rykaart, P.Eng. and David Nicholas P.E., each of whom is independent of the Company and is named in this AIF as having prepared the Los Filos Technical Report;

(c)

Eleanor Black, P.Geo., Neil Lincoln, P.Eng., Trevor Rabb, P.Geo., and Gordon Zurowski, P.Eng. each of whom is independent of the Company and is named in this AIF as having prepared the Aurizona Technical Report;

(d)

Bruce Davis, FAusIMM, Nathan Robison, PE, Ali Shahkar, P.Eng., Robert Sim, P.Geo., Jefferey Woods, SME MMAS and Gordon Zurowski, P.Eng., each of whom is independent of the Company and is named in this AIF as having prepared the Mesquite Technical Report;

(e)

Mark B. Mathisen, C.P.G., Hugo M. Miranda, MBA, ChMC (RM), Robert L. Michaud, P.Eng. and A. Paul Hampton, P.Eng. each of whom is independent of the Company and is named in this AIF as having prepared the Fazenda Technical Report;

(f)

Hugo M. Miranda, MBA, ChMC (RM), Mark B. Mathisen, C.P.G., and Kathleen Ann Altman, Ph.D. P.E., each of whom is independent of the Company and is named in this AIF as having prepared the RDM Technical Report.

(g)

Mark B. Mathisen, C.P.G., Philip A. Geusebroek, P.Geo., Hugo M. Miranda, MBA, ChMC (RM), Robert L. Michaud P.Eng. A. Paul Hampton, P.Eng. each of whom is independent of the Company and is named in this AIF as having prepared the Pilar Technical Report.

(h)

Mr. Timothy D. Scott, SME RM of Kappes Cassiday & Associates, Mr. Todd Wakefield, SME-RM and Don Tschabrun, SME RM of Mine Technical Services Ltd. and Terre Lane, MMSA, SME RM of Global Resource Engineering as having prepared Castle Mountain Technical Report;

(i)

Mark B. Mathisen, C.P.G., Hugo M. Miranda, MBA, ChMC (RM), Robert L. Michaud, P.Eng. and Richard Addison, P.E. of Roscoe Postle Associates Inc. (RPA) each of whom is independent of the Company and are named in this AIF as having prepared the Santa Luz Technical Report;

(j)

Adriaan (Attie) Roux, Pr.Sci.Nat., Equinox Gold’s COO, Doug Reddy, P.Geo., Equinox Gold’s EVP Technical Services and Scott Heffernan, MSc, P.Geo., Equinox Gold’s EVP Exploration, are “Qualified Persons” under NI 43-101 and are named as having reviewed and approved the disclosure of updated reserves and resources.

As at the date of this AIF, to the best knowledge of Equinox Gold, the aforementioned persons, collectively, held less than one percent of the securities of Equinox Gold when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date hereof, and they did not receive any direct or indirect interest in any securities of Equinox Gold or of any associate or affiliate of Equinox Gold in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.

KPMG LLP, Chartered Professional Accountants of Vancouver, British Columbia, Equinox Gold’s current auditors, is independent from Equinox Gold within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

As at the date of this AIF, other than Adriaan (Attie) Roux, Doug Reddy and Scott Heffernan, none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of Equinox Gold or of any associate or affiliate of Equinox Gold.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Equinox Gold’s securities, and securities authorized for issuance under equity compensation plans, is contained in our management information circular for the most recent annual meeting of shareholders. Additional financial information is also provided in our audited consolidated financial statements for the years ended December 31, 2019 and 2018, and management’s discussion and analysis for the year ended December 31, 2019. The foregoing disclosure documents, along with additional information relating to Equinox Gold, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/EDGAR or on the Company’s website at www.equinoxgold.com.

GLOSSARY OF TERMS

Unless otherwise defined, technical terms used in this AIF have the following meanings. CIM Standards definitions are marked with an asterisk (*).

Term	Definition

atomic absorption (AA)	A spectroanalytical procedure for the quantitative determination of chemical elements employing the absorption of optical radiation (light) by free atoms in the gaseous state.

assay	Analysis to determine the amount or proportion of the element of interest contained within a sample.

ball mill	A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.

breccia

A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.

bullion	Gold or silver in bulk before coining, or valued by weight.

by-product	A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.

concentrate	A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

core

Cylindrical rock cores produced by diamond drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cores and lift them to the surface to be examined.

crushing	Breaking of ore into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.

crust	The outermost solid shell of a rocky planet, which is chemically distinct from the underlying mantle.

cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution.

doré	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.

electrowinning	Recovery of a metal from a solution by means of electro-chemical processes.

epithermal	A hydrothermal mineral deposit formed within about one kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins.

fault	A fracture in the earth’s crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture.

Term	Definition

Feasibility Study

A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

felsic	Silicate minerals, magma, and rocks which are enriched in the lighter elements such as silicon, oxygen, aluminum, sodium, and potassium.

fire assay	Analysis to determine the amount or proportion of the element of interest contained within a sample alloy by removal of other metals. Also known as gravimetric analysis.

formation	Unit of sedimentary rock of characteristic composition or genesis.

geophysical survey	Exploration activity mapping an area showing the physics of the earth.

grade	The amount of metal in each tonne of ore, expressed as grams per tonne for precious metals.

granite	A very hard, granular, crystalline, igneous rock consisting mainly of quartz, mica, and feldspar and often used as a building stone.

grinding (milling)	Powdering or pulverizing of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.

heap leaching

A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

hectares	A metric unit of area measuring 100 metres by 100 metres.

hedging	Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.

Indicated Mineral Resource*

The part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

Term	Definition

Inferred Mineral Resource*

The part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

infill	The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.

intrusive	Igneous rock which, while molten, penetrated into or between other rocks and solidified before reaching the surface.

lode	A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

low-grade	Descriptive of ores relatively poor in the metal they are mined for; lean ore.

mafic	A group of dark-colored minerals, composed chiefly of magnesium and iron, that occur in igneous rocks.

Measured Mineral Resource*

The part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Metamorphic	The process by which the form or structure of rocks is changed by heat and pressure.

mill	A processing facility where ore is finely ground and then undergoes physical or chemical treatment to extract the valuable metals. Also, the device used to perform grinding (milling).

mineral claim / property / concession	Authorizes the holder to prospect and mine for minerals and to carry out works in connection with prospecting and mining.

Mineral Reserve*

The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

Term	Definition

Mineral Resource*

A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

muscovite	A phyllosilicate mineral of aluminum and potassium. It has a highly-perfect basal cleavage yielding very thin sheets, which are often highly elastic.

NI 43-101	Canadian National Instrument NI 43-101 - Standards of Disclosure for Mineral Projects.

open pit mine	A mine where materials are removed entirely from a working that is open to the surface.

ore	Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

oxidation	Reaction of a material with an oxidizer such as pure oxygen or air in order to alter the state of the material.

oxide ore

Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.

preliminary economic assessment (PEA)

A study, other than a pre-feasibility study or feasibility study, which includes an economic analysis of the potential viability of Mineral Resources. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

pre-feasibility study

A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.

Probable Mineral Reserve*

The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

Term	Definition
Proven Mineral Reserve*	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”
pyroclastic	Rocks produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent.
Qualified Person*

An individual who (i) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining; (ii) has at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (iii) has experience relevant to the subject matter of the mineral project and the technical report; (iv) is in good standing with a professional association; (v) and in the case of a professional association in a foreign jurisdiction, has a membership designation that (a) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and (ii) requires (1) a favourable confidential peer evaluation of the individual’s character, professional judgment, experience, and ethical fitness; or (2) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

quality assurance and quality control (QA/QC)	The process of measuring and assuring product quality to meet consumer expectations.
reclamation	The restoration of a site after mining or exploration activity is completed.
reclamation and closure costs

The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

recovery

A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

refining	The final stage of metal production in which impurities are removed from the molten metal.
reverse circulation

A drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.

run-of-mine (ROM)	Ore in its natural, unprocessed state; pertaining to ore just as it is mined.
sample	A small portion of rock, or a mineral deposit, taken so that the metal content can be determined by assaying.
shear zone	A geological term used to describe a geological area in which shearing has occurred on a large scale.

Term	Definition
stockpile	Broken ore heaped on the surface, pending treatment or shipment.
tailings	The material that remains after all metals considered economic have been removed from ore during milling.
tailings storage facility	A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.
tonne	Metric unit of mass equaling 1,000 kilograms or 2,240 pounds. Called a “long ton.”
ton	Unit of weight equaling 2,000 pounds. Called a “short ton.”
tuff	Rock composed of fine volcanic ash.
vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.
volcanics	A general collective term for extrusive igneous and pyroclastic material and rocks.

ABBREVIATIONS AND

MEASUREMENT CONVERSION

Unless otherwise defined, abbreviations used in this AIF have the following meanings:

AA	Atomic Absorption

Ag	Silver

Au	Gold

°C	degree Celsius

cm	centimetre

ft	foot

g	gram

kg	kilogram

km	kilometre

m	metre

mm	millimetre

NSR	net smelter return

PQ	diamond drill core measuring 3.35 inches in diameter (8.5 centimetres)

RC	reverse circulation

tpd	metric tonne per day

APPENDIX A – AUDIT COMMITTEE CHARTER

I.	Purpose

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors of Equinox Gold Corp. (the “Company”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, the fairness of transactions between the Company and related parties and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

●	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

●	Review and appraise the performance and compensation of the Company’s external auditors;

●	Provide an open avenue of communication among the Company’s auditors, financial and senior management, the Committee and the Board of Directors; and

●	Such other matters as the Board may delegate to the Committee.

II.	Composition

The composition of the Committee shall include a minimum of three Directors as determined by the Board of Directors, and shall meet the independence requirements within the meaning of National Instrument 52-110 - Audit Committees, Part 6, and applicable stock exchange requirements, and further shall be free from any relationship that, in the opinion of the Board of Directors, could reasonably be expected to interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee shall have financial management experience and be financially literate and at least one member shall have accounting experience. For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be appointed by the Board of Directors. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III.	Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. The meetings will take place as the Committee or the Chair of the Committee shall determine, upon 48 hours’ notice to each of its members. The notice period may be waived by a quorum of the Committee. The Committee may ask members of Management or others to attend meetings or to provide information as necessary.

The quorum for the transaction of business at any meeting of the Committee shall be a majority of the members of the Committee or subcommittee present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. Decisions by the Committee will be by the affirmative vote of a majority of the members of the Committee, or by consent resolutions in writing signed by each member of the Committee.

The Committee shall prepare and maintain minutes of its meetings, and periodically report to the Board of Directors regarding such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board. As part of its duty to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

IV.	Subcommittees

The Committee may form and delegate authority to one or more subcommittees, which may consist of one or more members, as it deems necessary or appropriate from time to time under the circumstances. The quorum for the transaction of business at any meeting of the Subcommittee shall be a majority of the members of the subcommittee.

V.	Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Financial Reporting Processes

1.

Review and recommend to the Board for approval the Company’s annual and interim (quarterly) financial statements, Management’s Discussion and Analysis (“MD&A”), and any annual and interim earnings-related press releases, before the Company publicly discloses this information and any financial reports or other material financial information that are submitted to any governmental body, stock exchange or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2.

Obtain assurance the Company has the proper systems and procedures, internal controls over financial reporting, information technology systems, and disclosure controls and procedures in place so that the Company’s financial statements, MD&A, and other financial reports, other financial information, including all Company disclosure of financial information extracted or derived from the Company’s financial statements and other reports, satisfy all legal and regulatory requirements. The Audit Committee shall periodically assess the adequacy of such systems, procedures and controls.

3.	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

4.

In connection with the annual audit, review material written matters between the external auditors and management, such as management letters, schedules of unadjusted differences and analyses of alternative assumptions, estimates or generally accepted accounting methods.

5.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles, practices and internal controls as applied in its financial reporting.

6.	Consider and approve, if appropriate, changes to the Company’s accounting principles, practices and internal controls over financial reporting as suggested by the external auditors and management.

7.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

8.

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

9.

Review and assist in the resolution of any significant disagreement between management and the external auditors in connection with the preparation of the financial statements and financial reporting generally.

10.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

11.	Review certification processes relating to preparation and filing of reports and financial information.

12.

Establish procedures for the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

External Auditors

13.	Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

14.

Obtain annually a formal written statement by the external auditors setting forth all relationships between the external auditors, including its network firms, and the Company that could reasonably be considered to bear on the independence of the auditors. Confirm with the external auditors that they are registered as a participating audit firm in good standing with the Canadian Public Accountability Board.

15.	Review and discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors.

16.	Take, or recommend that the Board of Directors take, appropriate action to oversee the independence of the external auditors.

17.	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

18.

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

19.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

20.	Review with management and the external auditors the audit plan for the year-end financial statements, the intended template for such statements and oversee the audit.

21.

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Company’s external auditors and the fees and other compensation related.

The pre-approval requirement is waived with respect to the provision of non-audit services by the auditor if:

i.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

ii.

such services are promptly brought to the attention of the Committee by the Company and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.

VI.	Other Responsibilities

22.

Review with management the Company’s financial fraud risk assessment, including an annual review of the top fraud risks identified by management, and the policies and practices adopted by the Company to mitigate those risks.

23.	Review for fairness any proposed related-party transactions and make recommendations to the Board of Directors whether any such transactions should be approved.

24.	Recommend to the Compensation & Corporate Governance Committee the qualifications and criteria for membership on the Committee.

25.

The Committee may retain and terminate the services of outside specialists, counsel, accountants or other consultants and advisors to the extent it deems appropriate and shall have the sole authority to approve their fees and other retention terms. The Company shall provide for appropriate funding, as determined by the Committee, for payment to any advisors retained by the Committee.

26.	The Committee shall evaluate its own performance at least annually and recommend to the Compensation and Corporate Governance Committee the qualifications and criteria for membership on the Committee.

27.	Perform other activities related to this Charter as requested by the board of directors.

28.	Review annually the adequacy of this Charter and recommend appropriate revisions to the Board of Directors.

VII.	Oversight Function

While the Committee has responsibilities set out in this Charter, the members of the Committee are members of the Board appointed to provide broad oversight of the Company’s affairs, and are specifically not accountable or responsible for the day to day activities, nor the administration or implementation or arrangements relating thereto.

Approved by the Board of Directors

Date: March 30, 2020

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